H. GRADY THRASHER, IV

d: 404-760-6002

gthrasher@jtklaw.com

July 22, 2011

Doug Brown
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, DC 20549

Re:	Joshua Gold Resources Inc., formerly known as Bio-Carbon Systems
International Inc. (the “Company”)

Form 10
Filed October 28, 2009

Form 10-K for the Fiscal Year Ended December 31, 2009 Filed April 6, 2010

Amendment No. 1 to Form 8-K Filed November 18, 2010

Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended June 30, 2010 Filed November 18, 2010

Form 8-K
Filed December 23, 2010

Schedule 14C
Filed January 10, 2011

File No. 0-53809

Dear Mr. Brown:

     On behalf of the Company, we are responding to the comments by the staff (the “Staff’”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 28, 2011 (the “Letter”) relating to the above referenced filings.

     We have provided a copy of the above referenced filings, clean and marked to show the changes made to those filings, along with this response letter for your review. For your convenience, we have repeated each comment from the Staff’s Letter immediately prior to our responses below.

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General

1. We note your response to our prior comment 2 from our letter dated September 15, 2010 and reissue the comment in part. Please be sure to file the executed versions of any agreements or other exhibits. For example, we note the agreements filed with the Amendment No. 1 to Form 8-K, filed November 18, 2010 and Form 8-K filed December 23, 2010 were not executed versions and lack the date the agreements were executed and in indication that the agreement was signed.

Response: The Company has amended Amendment No. 1 to Form 8-K filed on November 18, 2010 and Form 8-K filed on December 23, 2010 by filing all necessary executed and dated versions of all agreements or exhibits. Additionally, in future filings, the Company will ensure that all agreements and exhibits are properly included and fully executed and dated.

Form 10-K for the Fiscal Year Ended December 31, 2009

Directors, Executive Officers, Promoters and Control Persons…

2.  We note your response to our prior comment 14 from our comment letter dated November 24, 2009, which was reissued as prior comment 4 from our letter dated September 15, 2010 and reissue the comment. Please amend your Form 10-K to indicate any directorships help by Mr. Amersey in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirementsof section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940. See Item 401(e)(2) of Regulation S-K. In particular, we note the involvement of Mr. Amersey in the public company, TNT Designs Inc, Bay City Transfer Agency & Registrar Inc., and Trim Holding Group.

Response: The Company, pursuant to Item 401(e)(2), has amended Item 10 under Part IIIof the Form 10-K to indicate the directorships held by Mr. Amersey in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(b) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

3.  Further, based on your response to our prior comment 15 from our comment letter dated November 24, 2009, you confirmed that Amersey Investment Holdings, LLC is not an SEC registered investment advisor. We reissue prior comment 4 from our letter dated September 15, 2010. Please amend your 10-K to remove the statement that Amersey Investment Holdings, LLC is a SEC registered investment advisor.

Response: In Item 10 under Part III of the Form 10-K, the Company has removed the statement that Amersey Investment Holdings, LLC is a SEC registered investment advisor.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Disclosure Controls and Procedures

4.  We note your response to our prior comments 17, 18, and 19 from our letter dated September 15, 2010 and the changes to your Form 10-Q for the Fiscal Quarter Ended June 30, 2010. We reissue the comments that follow for your Form 10-Q for the Fiscal Quarter Ended September 30, 2010 and future filings.

Response: The Company has amended the Controls and Procedures section in its Form 10-Q for the Fiscal Quarter Ended September 30, 2010, Form 10-K for the Fiscal Year Ended December 31, 2010, and Form 10-Q for the Fiscal Quarter Ended March 31, 2010 to appropriately address Comments #5, #6, and #7 in this response letter.

5. We note your statements that “[i]n designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.” Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.

Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm

Response: The Company has amended the Controls and Procedures section in its Form 10-Q for the Fiscal Quarter Ended September 30, 2010, Form 10-K for the Fiscal YearEnded
December 31, 2010, and Form 10-Q for the Fiscal Quarter Ended March 31, 2010
to appropriately address this Comment #5.

6.  We note your disclosure regarding your internal control over financial reporting, in particular your statement that, “management has no reason to believe that the internal controls in place at [prior to the company’s change of control] were insufficient.” We note further, your disclosure in your 10-K for the Fiscal Year Ended December 31, 2009 that your internal control over financial reporting was ineffective and that no reported changes to your internal control over financial reporting has been made. Please explain how management was able to conclude that your disclosure controls and procedures were effective as of the end of your fiscal quarter when it appears that your internal control over financial reporting has been ineffective. In the alternative, provide a supplemental response indicating the point at which your internal control over financial reporting became effective or how your discourse controls and procedures were effective even though your internal control over financial reporting was not. We may have further comments.

Response: The Company has amended the Controls and Procedures section in its Form 10-Q for the Fiscal Quarter Ended September 30, 2010, Form 10-K for the Fiscal Year Ended December 31, 2010, and Form 10-Q for the Fiscal Quarter Ended March 31, 2010 to appropriately address this Comment #6.

7.  Further, we note that your management concluded that your disclosure controls and procedures were effective, but limited your conclusion that the effectiveness “consider[s] the level and nature of the Company’s operations and the number and types of transactions concluded by the Company” Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a reasonable assurance

Response: The Company has amended the Controls and Procedures section in its Form
10-Q for the Fiscal Quarter Ended September 30, 2010, Form 10-K for the Fiscal Year
Ended December 31, 2010, and Form 10-Q for the Fiscal Quarter Ended March 31, 2010
to appropriately address this Comment #7.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010 and Form 10-Q for the Fiscal Quarter Ended September 30, 2010 and Amendment No. 1 to Form 8-K filed November 18, 2010

Recent Sales of Unregistered Securities

8. We note your response to our prior comment 12 from our letter dated September 15, 2010. Please revise to include the name of the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K.

Response: The Company has revised the Recent Sales of Unregistered Securities section its Form 10-Q for the Fiscal Quarter Ended June 30, 2010, Form 10-Q for the Fiscal Quarter Ended September 30, 2010 and Amendment No. 1 to Form 8-K filed November 18, 2010 to include the name of the persons to whom securities were sold in accordance with Item 701(b) of Regulation S-K.

Directors and Executive Officers

9. Further, please provide disclosure required pursuant to Item 401(e) of Regulation S-K that “briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant’s business and structure.”

Response: This comment is not applicable to the Company’s Form 10-Q for the Fiscal Quarter Ended June 30, 2010 and Form 10-Q for the Fiscal Quarter Ended September 30, 2010 as a registrant is not required to provide the disclosure required pursuant to Item 401(e) of Regulation S-K in a Form 10-Q. In the Company’s Amendment No. 1 to Form 8-K filed on November 18, 2010, the Company, in that filing, briefly discussed the specific experiences, qualifications, attributes or skills that led to the conclusion that Luc Duchesne, Robert Cormier, and Benjamin Ward should serve as a director of the Company in light of the registrant’s business and structure. In order to make this disclosure clearer and more readily apparent, the Company has separated this disclosure from the body of the biographies into its own paragraph.

Form 8-K, filed December 23, 2010

General

10. We note your entry into an acquisition agreement for the purchase of mineral rights on property in the Northwestern Territories. Please revise to include disclosure required pursuant to Item 2.01 of Form 8-K, including Form 10 disclosure. In the alternative, indicate why Item 2.01 of Form 8-K would not apply.

Response: The Company has revised its Form 8-K filed December 23, 2010 to include disclosure required pursuant to Item 2.01 of Form 8-K. However, as the Company was

not a shell company immediately prior to entering into the above mentioned acquisition agreement, the Company has not provided the Form 10 disclosure required by Item 2.01(f).

Departure of Directors or Certain Officers; Election of Director….page 5

11. Provide additional detail in your background sketches so that there are neither gaps nor ambiguities with regard to time for the past five years, nor with regard to any additional positions held during the period. For example, for Mr. Benedetto Fuschino, we note a gap for the period from 1995 to June 1, 2010. In addition, disclose the percentage of professional time that each executive officer and director will devote to your business. Please address the portion of the gap to address at least the past five years.

Response: On page 5 under Item 5.02, the Company has revised its disclosure to provide additional detail in the background sketches of its executive officers and directors so that there are neither gaps nor ambiguities with regard to time for the past five years, nor with regard to any additional positions held during the period. Additionally, on page 8 under Item 5.02, the Company has disclosed the percentage of professional time that each executive officer and director intends to devote to the Company.

12. Further, please provide disclosure required pursuant to Item 401(e) of Regulation S-K that “briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant’s business and structure.”

Response: Beginning on page 6 and continuing through page 8 under Item 5.02, the Company has revised its disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Benedetto Fuschino, Ryan Bignucolo, and Benjamin Ward should serve as a director of the Company at the time such disclosure was made in light of the Company’s business and structure.

Schedule 14C, filed January 10, 2011

13. We note that holders of approximately 58% of the outstanding shares entitled to vote approved the Company’s name change. We further note that your officers and directors held approximately 41.5% of the Company’s voting securities. Please tell us the names of the holders of the other 16.5% of your voting securities and how their consent was solicited.

Response: The names of the holders of the other 16.5% of the Company’s voting securities are as follows:

Shareholder Names

1) Sabine Frisch 2) Benito Fuschino 3) Scott Keevil 4) Penny Currah 5) Dino Fuschino 6) John S. Wilkes 7) Rosella DeMelo

Their consent was solicited through direct mail to their home addresses.

14. Please note that all outstanding comments relating to your fillings will need to be resolved prior to your filing of a definitive information circular on Schedule 14C.

Response: The Company has not nor will not file a definitive information circular on Schedule 14C until it has resolved all outstanding comments related to its filings.

     Please find attached as Exhibit “A” hereto the Company’s letter to the Commission providing the requested Tandy representations.

     If you have any questions regarding our responses to the comments in the Letter, please do not hesitate to call. Thank you for assisting with the review process.

Very truly yours,

JOYCE THRASHER KAISER & LISS, LLC

/s/ H. Grady Thrasher, IV

H.	Grady Thrasher, IV

Exhibit “A”

July 22, 2011

Doug Brown

United States Securities and Exchange Commission Division of Corporation Finance 100 F St., N.E.

Washington, D.C. 20549

Re:	Joshua Gold Resources Inc., formerly known as Bio-Carbon Systems
International Inc. (the “Company”)

Form 10
Filed October 28, 2009

          Form 10-K for the Fiscal Year Ended December 31, 2009 Filed April 6, 2010

          Amendment No. 1 to Form 8-K Filed November 18, 2010

          Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended June 30, 2010 Filed

          November 18, 2010

Form 8-K
Filed December 23, 2010

Schedule 14C
Filed January 10, 2011

File No. 0-53809

Dear Mr. Brown:

     In connection with the letter filed by our securities counsel on July 22, 2011 to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Staff’s comment letter dated January 28, 2011, the Company acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Joshua Gold Resources Inc.

/s/ Benjamin Ward

Benjamin Ward
President, CEO, CFO and Director

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

x ANNUAL REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Period from July 10, 2009 (inception) to December 31, 2009

¨	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

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Check whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes¨ Nox

Check whether the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes¨ Nox

Check whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yesx No¨

Check whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).Yesx No¨

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K (§229.405 of this chapter) contained herein, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.x

Check whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ¨	Accelerated Filer	¨

Non-accelerated Filer ¨	Smaller Reporting Company x
(Do not check if a smaller reporting company.)

Check whether the issuer is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yesx No¨

As of July 10, 2009 (date of inception and December 31, 2009, there were no non-affiliate holders of common stock of the Company.

As of April 6, 2010, there were 35,000,000 shares of common stock, par value $0.0001, outstanding.

FORWARD-LOOKING STATEMENTS

There are statements in this Annual Report on Form 10-K/A that are not historical facts. These "forward-looking statements" can be identified by use of terminology such as "believe," "hope," "may," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy" and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control. Although management believes that the assumptions underlying the forward looking statements included in this Annual Report are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. In the light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Annual Report will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

PART I

Item 1. Description of Business.

     Joshua Gold Resources Inc. f/k/a ABC Acquisition Corp 1501 (“we”, “us”, “our”, the "Company") was incorporated in the State of Nevada on July 10, 2009. Since inception, we have been engaged in organizational efforts and obtaining initial financing. We were formed as a vehicle to pursue a business combination through the acquisition of, or merger with, an operating business. We filed a registration statement on Form 10 with the U.S. Securities and Exchange Commission (the “SEC”) on October 28, 2009, and since its effectiveness, our principal objective for the next 12 months and beyond has been to engage in a reverse merger transaction with a private company, acquire assets or engage into other yet unspecified business or businesses (a “Business Transaction”).

     We are currently considered to be a "blank check" company. The U.S. Securities and Exchange Commission (the “SEC”) defines those companies as "any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies." Under SEC Rule 12b-2 under the Exchange Act, we also qualify as a “shell company,” because we have no or nominal assets (other than cash) and no or nominal operations. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. We do not intend to undertake any effort to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a Business Transaction. We intend to comply with the periodic reporting requirements of the Exchange Act for so long as it is subject to those requirements.

     It is our goal to achieve long-term growth potential through a Business Transaction rather than immediate, short-term earnings. We will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

     As of this date we have not entered into any definitive agreement with any party, nor have there been any specific discussions with any potential Business Transaction candidates regarding business opportunities for the Company. We have unrestricted flexibility in seeking, analyzing and participating in

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potential Business Transactions. In our efforts to analyze potential Business Transaction targets, we will consider the following kinds of factors:

     (a) Potential for growth, indicated by new technology, anticipated market expansion or new products;

     (b) Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

(c)	Strength and diversity of management, either in place or scheduled for recruitment;
(d)	Capital requirements and anticipated availability of required funds, to be provided by the

Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

     (e) The cost of participation by the Company as compared to the perceived tangible and intangible values and potentials;

(f)	The extent to which the business opportunity can be advanced;
(g)	The accessibility of required management expertise, personnel, raw materials, services,

professional assistance and other required items; and

(h) Other relevant factors.

     In applying the foregoing criteria, no one of which will be controlling, we will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available Business Transactions may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to our limited capital available for investigation, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

Form of Business Transaction

     A Business Transaction will likely take one of several forms. If we consummate a reverse merger, it is likely to be a:

  Stock for stock exchange: we would exchange stock in our Company for ownership interests in the private company;
  Merger; or
  Stock for asset exchange: we would exchange stock in our Company for the assets of a privately held company. However, in order to trade the new shares of the combined public company it must first register the shares with the SEC.

Other Business Transactions could take one of the following forms, without limitation:

  purchase of assets;
  joint venture;
  franchise agreement; or
  licensing agreement.

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     We anticipate that such a Business Transaction will be tax free under the Internal Revenue Code. It is further anticipated however that the consummation of a Business Transaction will dilute the holdings of our existing shareholders. We expect that our existing shareholders will hold only a small fraction of the equity of our Company or its successor after a Business Transaction. As such, it is likely that our present stockholders will likely not have control of a majority of the voting shares of the Company. In addition, as part of such a transaction, all or a majority of our directors may resign and new directors may be appointed without any vote by stockholders.

     We may consider entering into a Business Transaction with a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a Business Transaction may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expenses, and loss of voting control which may occur in a public offering. We believe that there are numerous companies seeking the perceived benefits of a fully reporting public company.

     It is anticipated that the investigation of specific Business Transactions and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. As such, due to our limited financing, our proposed operations, even if successful, will in all likelihood result in our engaging in a Business Transaction with only one target company. In the event we are unsuccessful in targeting a private company, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in our loss of the related costs incurred which could have an impact on our ability to continue operations as a going concern and our stockholders may lose their entire investment in us as a result.

     In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders. In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding shares. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Most likely, management will seek to structure any such transaction so as not to require stockholder approval.

Employees

     We presently have no employees apart from our management. Our sole officer and director is engaged in outside business activities and anticipates that he will devote to our business very limited time until the acquisition of a successful business opportunity has been identified. We expect no significant changes in the number of our employees other than such changes, if any, incident to a Business Transaction.

Item 1A. Risk Factors.

     As we are a smaller reporting company, we are not required to provide the information required by this item.

Item 1B. Unresolved Staff Comments.

     As we are a smaller reporting company, we are not required to provide the information required by this item.

Item 2. Properties.

     We neither rent nor own any property. We currently have no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

Item 3. Legal Proceedings.

     To the best knowledge of our officers and directors, we are not a party to any legal proceeding or litigation.

Item 4. (Removed and Reserved).

PART II

Item 5. Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities.

Common and Preferred Stock

     The authorized capital stock of our Company consists of 400,000,000 shares of Common Stock, par value $0.0001 per share, of which there are 35,000,000 issued and outstanding, and 100,000,000 shares of Preferred Stock, par value $0.0001 per share, of which none have been designated or issued.

     All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

Market Information

     Our Common Stock is not trading on any stock exchange. We are not aware of any market activity in our stock since our inception and through the date of this filing.

Holders

As of April 6, 2010, there was one record holder of 35,000,000 shares of the Common Stock.

Dividend Policy

     We have not declared or paid any cash dividends on our common stock or preferred stock and we do not intend to declare or pay any cash dividend in the foreseeable future. The payment of dividends, if any, is within the discretion of the Board of Directors and will depend on the Company’s earnings, if any, its capital requirements and financial condition and such other factors as the Board of Directors may consider.

Securities Authorized for Issuance under Equity Compensation Plans

     We do not have any equity compensation plans or any individual compensation arrangements with respect to our Common Stock or Preferred Stock. The issuance of any of our Common or Preferred Stock is within the discretion of our Board of Directors, which has the power to issue any or all of our authorized but unissued shares without stockholder approval.

Recent Sales of Unregistered Securities

     We issued 35,000,000 shares of Common Stock on July 14, 2009 to Nitin Amersey for an aggregate purchase price of $3,500. We sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act.

     No securities have been issued for services. Neither the Company nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising. No services were performed by any purchaser as consideration for the shares issued.

     Mr. Amersey represented in writing that he acquired the securities for his own account. A legend was placed on the stock certificate stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom, but may not be sold pursuant to the exemptions provided by Section 4(1) of the Securities Act or Rule 144 under the Securities Act, in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the Securities and Exchange Commission’s Division of Corporation Finance, to Ken Worm of NASD Regulation, Inc., dated January 21, 2000.

Issuer Purchases of Equity Securities

None.

Item 6. Selected Financial Data.

     As we are a smaller reporting company, we are not required to provide the information required by this item.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation.

     The principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a Business Transaction (as defined in Item 1) with a business rather than immediate, short term earnings.

Liquidity and Capital Resources

     We do not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing Business Transactions for the next 12 months and beyond such time will be paid with money in our treasury or with additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors. We anticipate that our current assets will be sufficient to meet the costs necessary to investigate and analyze potential Business Transactions. We have not identified any additional funding sources for investigating and analyzing Business Transactions nor have we developed a plan for funding if our current assets prove inadequate.

During the next 12 months we anticipate incurring costs related to:

  filing of Exchange Act reports, and
  consummating a Business Transaction.

     We anticipate that we will be able to meet these costs through use of funds in our treasury and additional amounts, as necessary, to be loaned by or invested in us by our stockholders, management or other investors.

Results of Operations

     We may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a Business Transaction may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

Off-Balance Sheet Arrangements

     We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and would be considered material to investors.

Contractual Obligations

     As we are a smaller reporting company, we are not required to provide the contractual obligation information required by this item.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

     As we are a smaller reporting company, we are not required to provide the information required by this item.

Item 8. Financial Statements and Supplementary Data.

     The financial statement information, including the report of the independent registered public accounting firm, required by this Item 8 is attached as Exhibit 99.1 and is hereby incorporated into this Item 8 by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     There are not and have not been any disagreements between the Company and its accountants on any matter of accounting principles, practices or financial statement disclosure.

Item 9A(T). Controls and Procedures.

(a)	Evaluation of disclosure controls and procedures.

     We maintain disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) that are designed to assure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As required by Exchange Act Rule 13a-15(b), as of the end of the period covered by this report, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were ineffective as of that date.

(b)	Management’s Report on Internal Control over Financial Reporting

     Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only with proper authorizations; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 based on criteria for effective control over financial reporting described in Internal Control — Integrated Framework issued by the COSO. Based on this assessment, our management concluded that our internal control over financial reporting was ineffective as of December 31, 2009 as the Company only had one employee at that date.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

(c) Changes in internal control over financial reporting.

     There was no change in our internal control over financial reporting from our inception to the date of this filing that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

     On October 28, 2009, we filed a registration statement on Form 10 with the SEC whereby we registered our Common and Preferred Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934. Our registration statement became automatically effective with the SEC on December 28, 2009. We will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

PART III

Item 10. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act.

Certain Information About Our Sole Officer and Director

NAME

AGE

POSITION

Nitin Amersey	57	CEO, President, CFO, Secretary, Director

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Nitin M. Amersey.

     Nitin M. Amersey, age 57, has over thirty-six years of experience in international trade, marketing and corporate management. Since July 2009, Mr. Amersey has served as the managing member for Amersey Investment Holdings, LLC, a full-service management and consulting firm that assists small to medium-sized private companies wishing to go public. As the managing member of Amersey Investments, LLC, Mr. Amersey manages the company, and in a consultant role, advises a number of private companies in their efforts in becoming publicly traded. Since October 2009, Mr. Amersey has served as CFO, Secretary, Treasurer, and Director of Trim Holding Group (f/k/a TNT Designs Inc.), a public company engaged in selling products in the Health Care sector. Mr. Amersey, in his role as CFO, Secretary, Treasurer and Director, is responsible for managing the financial risks of the company and developing and implementing the business plan.

     Mr. Amersey was elected as a director of Environmental Solutions Worldwide and has served as a member of the board since January 2003. Mr. Amersey was appointed interim Chairman of the Board in May 2004 and subsequently was appointed Chairman of the Board in December 2004~~.~~ and served as Chairman of Environmental Solutions Worldwide’s Board through January 2010. Environmental Solutions Worldwide manufactures and markets a diverse line of proprietary catalytic emission conversion, control, and support products and technologies for the International Transportation, Construction, and Utility markets. In addition to his service as a board member of Environmental ~~Solutions~~Services Worldwide, Mr. Amersey, since 1978, has been Chairman of the Board of Directors of Scothalls Limited, a private trading firm ~~since 1978.~~.

     Since 2001, Mr. Amersey has also served as President and CEO of Circletex Corp., a financial consulting management firm ~~since 2001 and has~~ . As the President and CEO of Circletex Corp, Mr. Amersey manages the day to day affairs of the company and assists small to medium sized companies wishing to go public. Additionally, Mr. Amersey has served as chairman of Midas Touch Global Media Corp., a company engaged in providing investment newsletters, from 2005 to the present. ~~He is also currently director of~~ Since 2007, Mr. Amersey has served as the Chairman of Hudson Engineering Industries Pvt. ~~LTD~~Ltd., a private distribution company domiciled in India.

     Since 2005, Mr. Amersey has served as the sole officer and director of Bay City Transfer Agency & Registrar, Inc., a company that provides stock transfer and reporting services. Additionally, Mr. Amersey has been a control person of Bay City Transfer Agency & Registrar Inc. as Mr. Amersey owns 100% of the issued and outstanding shares of its common stock. Moreover, Bay City Transfer Agency & Registrar, Inc. currently rents space from Amersey Investments, LLC, the company which Mr. Amersey is the managing member of.

     Since July 10, 2009, Mr. Amersey has served as the sole officer and director of ABC Acquisition Corp 1501, a blank check company formed as a vehicle to pursue a business combination through the acquisition of, or merger with, an operating business. ABC Acquisition Corp 1501 is a reporting company with a class of securities registered pursuant to section 12 of the Exchange Act. From 2003 to 2006 Mr. Amersey was Chairman of the Board of Directors for RMD Entertainment Group ~~and also served during~~, a public company engaged in the research and development of advanced broadband technology. During the same period ~~as chairman of~~, Mr. Amersey served as the Chairman of the Board of Directors for Wide E-Convergence Technology America Corp~~.~~ ., a provider of e-learning software.

     None of the aforementioned companies are parents, subsidiaries, or affiliates of ABC Acquisition Corp 1501.

     Mr. Amersey has a ~~Masters~~Master of Business Administration Degree from the University of Rochester, Rochester, N.Y. and a Bachelor of Science in Business from Miami University, Oxford, Ohio. He ~~is the sole~~ graduated from Miami University as a member ~~manager~~ of ~~Amersey Investment Holdings LLC a SEC Registered Investment Advisor.~~Phi Beta Kappa and Phi Kappa Phi. Mr. Amersey also holds a Certificate of Director Education from the NACD Corporate Director’s Institute.

~~Mr. Nitin Amersey was the Chairman and CEO of UgoMedia Interactive Corp (“UgoMedia”).~~

~~UgoMedia was an OTCBB corporation which was taken over by Sciax Corp in a reverse merger. Mr.~~

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~~Amersey also had a very small percentage of the stock. UgoMedia’s President was Ken Smart, who also had a controlling interest in UgoMedia. UgoMedia had auditors in New York. Due to Sarbanes Oxley and the PCAOB Guidelines being established, the auditors decided to drop all public companies from their audit practice, including UgoMedia. UgoMedia had little time to react and obtain a new auditor in time and thus it was late in filing its return thus got an E behind its symbol and was then ultimately dropped down to the pink sheets. Due to internal turmoil between the controlling shareholder and the Board the statements were never filed and the Company eventually filed a Form 15 to become non-reporting.~~Mr. Amersey is qualified to be the sole officer and director of ABC Acquisition Corp 1501 because of his extensive experience serving on various Boards of Directors for public and private companies.

The term of office of each director expires at our annual meeting of stockholders or until their successors are duly elected and qualified.

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Our bylaws authorize no less than one (1) and no more than (11) directors. We currently have one Director.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with out bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Code of Ethics

We do not currently have a Code of Ethics applicable to our principal executive, financial and accounting officers. We do not have a “financial expert” on the board or an audit committee or nominating committee.

Potential Conflicts of Interest

Since we do not have an audit or compensation committee comprised of independent directors, the functions that would have been performed by such committees are performed by our sole director. Thus, there is a potential conflict of interest in that our sole director has the authority to determine issues concerning management compensation, in essence his own, and audit issues that may affect management decisions. We are not aware of any other conflicts of interest with any of our executives or directors.

Compliance With Section 16(a) of the Exchange Act

To our knowledge, from our inception to the date of this filing, all filings required to be made by members of management or others pursuant to Section 16(a) of the Exchange Act have been duly filed with the Securities and Exchange Commission.

Director Independence

We are not subject to listing requirements of any national securities exchange or national securities association and, as a result, we are not at this time required to have our board comprised of a majority of “independent directors.” We do not believe that our sole director meets the definition of “independent” as promulgated by the rules and regulations of the American Stock Exchange.

Corporate Governance

Nominating Committee

From our inception to the date of this filing, there have been no changes in the procedures by which security holders may recommend nominees to our Board of Directors; and we do not presently have a Nominating Committee for members of our Board of Directors. Nominations are considered by the entire Board.

Audit Committee

We do not have an Audit Committee, and at this time, we are not required to have an Audit Committee. We do not believe that the lack of an Audit Committee will have any adverse effect on our financial statements, based upon current operations. Management will assess whether an Audit Committee may be necessary in the future.

Stockholder Communications

Our sole director has not adopted a process for security holders to send communications to the board of directors. As our sole shareholder is the same person as our sole director, we do not believe that we require a process for security holders to send communications to the board of directors at this time. Management will assess whether a process for security holders to send communications to the board of directors may be necessary in the future.

Board meetings and committees; annual meeting attendance

Following the initial shareholder meeting on July 10, 2009, the board of directors did not hold any meetings during the fiscal year. No other meetings were held.

Item 11. Executive Compensation.

Nitin Amersey, our sole officer and director has not received any cash remuneration since inception. We do not expect that he or other officers (should they be appointed) will receive any remuneration until the consummation of a Business Transaction. No remuneration of any nature has been paid for or on account of services rendered by our sole director acting in such capacity. Mr. Amersey does not intend to devote more than a few hours a week to our affairs.

It is possible that, after we successfully consummate a Business Transaction with an unaffiliated entity, such entity may desire to retain one or a number of members of our management for the purposes of providing services to the surviving entity. However, we have adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision whether to undertake any proposed transaction.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by us for the benefit of our employees.

There are no understandings or agreements regarding compensation our management will receive after a Business Transaction that is required to be included in this table, or otherwise.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

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     The following table sets forth, as of April 6, 2010, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company.

Name and Address	Amount and Nature of Beneficial	Percentage of
	Ownership	Class

Nitin Amersey (1)	35,000,000	100%
300 Center Ave. Ste. 202
Bay City, MI 48708

All Officers and Directors as a	35,000,000	100%
group

(1) Nitin Amersey is President, CFO, Secretary and sole director of the Company.

Item 13. Certain Relationships and Related Transactions.

     We utilize the office space and equipment of our sole shareholder at no cost. We estimate such amounts to be immaterial.

     On July 14, 2009, we issued 35,000,000 restricted shares of our Common Stock to Nitin Amersey in consideration for $3,500 in cash, which was used for incorporation fees, annual resident agent fees in the State of Nevada, accounting fees and developing our business concept and plan. All shares were considered issued at their par value ($.0001 per share).

     We received $10,000 from our sole shareholder to be used for working capital. The loan is unsecured, non-interest bearing and payable on demand.

     Nitin Amersey, our sole officer and director (its original incorporator), has paid all expenses incurred by the Company, which includes only resident agent fees, basic state and local fees and taxes. On a going forward basis, Mr. Amersey has agreed to pay all expenses incurred by the Company through the date of completion of a Business Transaction as described in Item 1 of this Form 10-K. Therefore, we do not expect to have significant expenses until the consummation of a transaction.

     Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

Item 14. Principal Accounting Fees and Services.

     The firm of UHY LLP (“UHY”) acts as our principal independent registered public accounting firm. UHY personnel work under the direct control of UHY partners and are leased from wholly-owned subsidiaries of UHY Advisors, Inc. in an alternative practice structure.

Audit Fees

     The aggregate fees billed by UHY for professional services rendered for the audit of our annual financial statements and audit of financial statements included in our Form 10 or services that are normally provided in connection with statutory and regulatory filings from our inception to our fiscal year ended December 31, 2009 was $3,000.00.

Audit-Related Fees

     Fees billed by UHY related to the 2009 audit of the Company’s financial statements, including the Form 10 services, from our inception to our fiscal year ended December 31, 2009 was $3,000.00.

Tax Fees

     The aggregate fees billed by UHY for professional services for tax compliance, tax advice, and tax planning from our inception to the fiscal year ended December 31, 2009 was $0.

All Other Fees

     There were no fees billed by UHY for other products and services for the year ended December 31, 2009.

     Under the Sarbanes-Oxley Act of 2002, all audit and non-audit services performed by our independent accountants must now be approved in advance by our Audit Committee to assure that such services do not impair the accountants’ independence from us. The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy (the “Policy”) which sets forth the procedures and the conditions pursuant to which services to be performed by the independent accountants are to be pre-approved. Our entire Board has acted as our Audit Committee since July 2009. Pursuant to the Policy, certain services described in detail in the Policy may be pre-approved on an annual basis together with pre-approved maximum fee levels for such services. The services eligible for annual pre-approval consist of services that would be included under the categories of Audit Fees, Audit-Related Fees and Tax Fees in the above table as well as services for limited review of actuarial reports and calculations. If not pre-approved on an annual basis, proposed services must otherwise be separately approved prior to being performed by independent accountants. In addition, any services that receive annual pre-approval but exceed the pre-approved maximum feel level also will require separate approval by the entire Board acting as our Audit Committee prior to being performed. The Board, acting as the Audit Committee, may delegate authority to pre-approve audit and non-audit services to any member, but may not delegate such authority to management. The tax services represent $0, or 0% of the total for audit related fees, tax fees and all other fees paid during the year ending December 31, 2009.

Part IV

Item 15. Exhibits, Financial Statement Schedules.

(a)	1. The information required by this item is attached hereto as Exhibit 99.1 to this report.
	2.	The information required by this item is attached hereto as Exhibit 99.1 to this report.
	3.	Exhibits: See Index to Exhibits, which is incorporated by reference in this Item. The
	Exhibits	listed in the accompanying Index to Exhibits are filed or incorporated by reference as part
	of	this report.
(b)	Exhibits. See Index to Exhibits, which is incorporated by reference in this Item. The Exhibits
	listed	in the accompanying Index to Exhibits are filed or incorporated by reference as part of this report.
(c)	Not applicable.

INDEX TO EXHIBITS

Exhibit Description

*	3.1	Articles of Incorporation
*	3.2	By-laws

31.1	Certification of our Chief Executive Officer pursuant to ~~Section 302 of~~Rule 13a-14(a) and 15(d) and 14(a) promulgated under the ~~Sarbanes-Oxley~~Securities and Exchange Act of ~~2002, with respect to the registrant’s Annual Report on Form 10-K for the period from July 10, 2009 (inception) to December 31, 2009~~1934, as amended.
31.2	Certification of our Chief Financial Officer pursuant to ~~Section 302 of~~Rule 13a-14(a) and 15(d) and 14(a) promulgated under the ~~Sarbanes-Oxley~~Securities and Exchange Act of ~~2002, with respect to the registrant’s Annual Report on Form 10-K for the period from July 10, 2009 (inception) to December 31, 2009~~1934, as amended.
32.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
32.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

**	99.1	Financial Statements

	*	Filed as an exhibit to our registration statement on Form 10, as filed with the Securities and
		Exchange Commission on October 28, 2009 and incorporated herein by this reference.	Formatted: Font: 10 pt
	**	Filed as an exhibit to our Form 10-K for the fiscal year ended December 31, 2009 filed on April 6,
2010 and incorporated herein by this reference.

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SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

~~ABC Acquisition Corp 1501~~Joshua Gold
Resources Inc.

Dated: July 22, 2011	By:	/s/ Ben Fuschino
Ben Fushino
Director

Dated: July 22, 2011	By:	/s/ Ryan Bignucolo
Ryan Bignucolo
Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q/A
(Amendment No. 1)
[X]		QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the quarterly period ended September 30, 2010
OR
[ ]		TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT
OF 1934
Commission file number 000-53809
		~~BIO-CARBON SYSTEMS INTERNATIONAL~~JOSHUA GOLD RESOURCES INC.		Formatted: Font: 14 pt
		(f/k/a Bio-Carbon Systems International Inc.)		Formatted: Space Before: 0 pt
(Exact name of registrant as specified in its charter)
		Nevada	27-0531073
(State or other jurisdiction of incorporation or organization)			(IRS Employer Identification No.)
123 March Street, Suite 202, Sault Ste Marie, Ontario, Canada P6A 3V7
(Address of principal executive offices, including zip code.)
	(705)	253-5096
(Registrant’s telephone number, including area code)
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting Company. See the definitions of “large accelerated filed,” “accelerated filer” and “smaller reporting Company” in Rule 12b-2 of the Exchange Act.

		Large accelerated filer [ ]	Accelerated filer [ ]
		Non-accelerated filer [ ] (Do not check if a	Smaller reporting Company [X]
smaller reporting Company)

Indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act. Yes [ ] No [X] Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date: As of November 2, 2010, the issuer had 265,190,416 shares of common stock outstanding.

{00205189. }

FORWARD-LOOKING STATEMENTS

This Form 10-Q/A for the quarterly period ended June 30, 2010 contains forward-looking statements that involve risks and uncertainties. Forward-looking statements in this document include, among others, statements regarding our capital needs, business plans and expectations. Such forward-looking statements involve assumptions, risks and uncertainties regarding, among others, the success of our business plan, availability of funds, government regulations, operating costs, our ability to achieve significant revenues, our business model and products and other factors. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential” or “continue”, the negative of such terms or other comparable terminology. In evaluating these statements, you should consider various factors, including the assumptions, risks and uncertainties set forth in reports and other documents we have filed with or furnished to the SEC. These factors or any of them may cause our actual results to differ materially from any forward-looking statement made in this document. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events, our actual results will likely vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. The forward-looking statements in this document are made as of the date of this document and we do not intend or undertake to update any of the forward-looking statements to conform these statements to actual results, except as required by applicable law, including the securities laws of the United States.

GENERAL MATTERS

Our common stock is subject to the "penny stock" rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted certain rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are applicable to "penny stocks". For the purposes relevant to us, a “penny stock” is any equity security that has a market price of less than $5.00 per share or has an exercise or conversion price of less than $5.00 per share, subject to certain exceptions, constitutes a "penny stock". For any transaction involving a penny stock, unless exempt, the rules require:

  that a broker or dealer approve a person's account for transactions in penny stocks;
  the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased; and
  that a broker or dealer provide certain detailed market information about the market for the applicable company’s securities.

In order to approve a person's account for transactions involving penny stocks, the broker or dealer must:

  obtain financial information, investment experience and investment objectives of the person; and
  make a reasonable determination that the proposed transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form:

  sets forth the basis on which the broker or dealer made the suitability determination; and
  that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Following a transaction, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

2

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and depress the market value of our stock.

There are additional risks of investing in penny stocks whether in public offerings or in secondary trading, relating to commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

3

FORM 10-Q/A
QUARTER ENDED SEPTEMBER 30, 2010
PART I
FINANCIAL INFORMATION
Item 1. Financial Statements (Unaudited)	Page
Balance Sheets as of June 30, 2010 and December 31, 2009	5
Statements of Operations for the periods ended September 30, 2010	6
Statements of Cash Flows for the periods ended September 30, 2010	7
Selected notes to financial statements	8
Item 2. Management’s Discussion and Analysis of Financial Condition and Results	11
of Operations
Item 3. Quantitative and Qualitative Disclosures About Market Risk	13
Item 4. Controls and Procedures	13

4

Item 1: Financial Statements

~~Bio-Carbon Systems International~~Joshua Gold Resources Inc.

Unaudited Balance Sheets

As at September 30, 2010 and December 31, 2009

		September 30,		December 31,
		2010		2009
		(Unaudited)		(Audited)
		(in C$)		(restated in C$)
Current Assets:

Cash and cash equivalents		$985		$-

Amounts receivable		56,353		-
Notes receivable (note 6a)		15,000		-
Prepaid technology royalties (note 7)		6,484		-
Other prepaid fees		789		-
Total Current assets		79,611		-

Technology license rights (note 7)		224,482		-

Total Assets		$304,093		$0

Current Liabilities

Accounts payable and accruals		$100,267		$3,096
Loan Payable		25,500		0
Due to shareholders		10,290		10,510

Total Current Liabilities		136,057		13,606

Shareholders’ Equity (Deficit)
Common shares(note 6a)		141,969		3,679
Cumulative translation adjustment		242		(39)
Preferred shares (note 6b)		240,000		-
Accumulated deficit		(214,175)		(17,645)
Total Shareholders’ Equity (Deficit)		168,036		(13,966)

Total Liabilities & Shareholders’		304,093		0
Equity (Deficit)
	$		$

See accompanying notes to the unaudited financial statements.

5

~~Bio-Carbon Systems International~~Joshua Gold Resources Inc.

	Unaudited Statements of Operations
	For the Periods Ended September 30, 2010

	(Unaudited)

	For the	For the
	3 Months	9 Months
	Ended	Ended
	September 30,	September 30,
	2010	2010
	(in C$)	(in C$)

Revenue	$95,319	$95,319
Cost of Goods Sold
Services	73,818	73,818
Royalties	4,766	4,766
Total Cost of Goods Sold	78,584	78,584

Gross Margin	$16,735	$16,735

Operating expenses
General and administrative	91,547	121,636
Professional fees	10,641	74,889
Interst Expense	500	500
Foreign currency translation	847	723
adjustment
Total operating expenses	83,345	94,213

Amortization of Technology	12,099	15,518
license rights (note 7)

Net loss	$98,898	196,530

Weighted average number
of shares outstanding – basic
and diluted	265,107,359	134,4049,312
Net loss per share -
basic and diluted	$-	-

See accompanying notes to the unaudited financial statements.

6

~~Bio-Carbon Systems International~~Joshua Gold Resources Inc.

Unaudited Statements of Cash Flows

For the Periods Ended September 30, 2010

(Unaudited)

	For the	For the
	3 Months	9 Months
	Ended	Ended
	September 30,	September 30,
	2010	2010
	(in C$)	(in C$)
Cash Flows Used in Operating
Activities
Net loss	$(98,898)	$(196,530)
Adjustments to reconcile net loss to net
cash used in operating activities
Amortization of license rights	12,099	15,518
Changes in operating assets and liabilities:
Amounts receivable	(55,930)	(56,353)
Prepaid expenses and deposits	5,554	(7,273)
Payables and accruals	30,041	97,170
Due to shareholder	(316)	(220)
Net cash used in operating activities	(107,450)	(147,687)

Cash Flows Used in Investing Activities
Increase in technology rights asset	-	(240,000)
Net cash used in investing activities	-	(240,000)

Cash Flows From Financing Activities
Increase in loans payable	25,500	25,500
Issuance of common and preferred	69,042	377,892
shares
Increase in Notes receivable	-	(15,000)
Net cash provided by financing activities	94,542	388,392

Net increase (decrease) in cash from	(12,908)	704
operations
Effects of foreign exchange on cash	906	281
Cash, beginning of period	12,987	-
Cash, end of period	$985	$985

See accompanying notes to the unaudited financial statements.

7

~~Bio-Carbon Systems International~~Joshua Gold Resources Inc.

Notes to the Financial Statements September 30, 2010 (Unaudited)

1. Basis of Presentation

The accompanying unaudited interim financial statements of ~~Bio-Carbon Systems International~~Joshua Gold Resources Inc. (until June 4, 2010 known as ABC Acquisition Corp. 1501, collectively referred to herein as “~~Bio-Carbon Systems International~~Joshua Gold Resources Inc.”, “BCSI”, or the “Company”), have has been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission, and should be read in conjunction with the audited financial statements for the period ended December 31, 2009 and notes thereto contained in the Company’s Form 10-K filed with the SEC on April 6, 2010, as well as the unaudited financial statements for the period ended March 31, 2010 and notes thereto contained in the Company’s Form 10-Q filed with the SEC on May 17, 2010. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for fiscal 2009 as reported in the form 10-K have been omitted.

All $ references herein refer to Canadian dollars (“C$”) unless otherwise specified. See also note 3.

2.	Going Concern

Planned principal activities have begun, ~~Bio-Carbon Systems International~~Joshua Gold Resources Inc. has generated some revenues to September 30. 2010. The Company had a net loss for the nine months ended September 30, 2010 of $196,530, and had an accumulated deficit of $214,175 at September 30, 2010. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Continuation of ~~Bio-Carbon Systems International~~Joshua Gold Resources Inc.’s existence depends upon its ability to obtain additional capital. Management’s plans in regards to this matter including raising additional equity financing in 2010 and borrowing funds under a private credit facility and/or other credit sources. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Effective July 1, 2010, the Company entered into a Master Supply Agreement with Trans Canada Energy Ltd (“TCE”) to provide carbon analysis and management services on an as-needed basis. The term of the agreement expires on April 2013. In the Company began consulting for TCE for the purpose of assessing carbon stocks in an Ontario woodlot.

3.	Change in Functional and Reporting Currency

Effective June 4, 2010 the Company’s functional currency changed from the US dollar to the Canadian dollar. The Company went through a change in control effective June 4, 2010 and the shares of the Company then outstanding were acquired by a group based in Ontario, Canada. At June 4, 2010 and subsequent to that date, the Company has raised equity and conducted the majority of its business in Canadian dollars (“C$”). As a result, the Company has changed both its functional currency and its reporting currency from the US$ to the C$ effective June 4, 2010. Historical amounts have been restated into C$ using the average US$/C$ exchange rate for Income statement items and using the balance sheet date exchange rates for Balance Sheet items.

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In accordance with EIC-130, “Translation Method When the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency” the financial statements for all periods presented have been translated into the new reporting currency using the current rate method. Under this method, the statements of operations and cash flows for each quarter have been translated into the reporting currency using the average exchange rates prevailing during each reporting period (2010 – 1.0334; 2009 – 1.0729) and all assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet dates (September 30, 2010 – 1.0290; December 31, 2009 – 1.0510).

4. Significant Accounting Policies

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Income Taxes

The Company accounts for income taxes under the asset and liability method, where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

At September 30, 2010, there were no uncertain tax positions that require accrual.

Net Loss Per Share

Basic loss per share is computed by dividing net income, or loss, by the weighted average number of shares of common stock outstanding for the period. Diluted earnings (loss) per share is computed by dividing net income, or loss, by the weighted average number of shares of common stock outstanding for the period.

Because the Company offered no option or other convertible debt instrument issued, as of September 30, June 30, 2010 and March 31, 2010, basic and diluted loss per share was the same as there were no outstanding instruments having a dilutive effect.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

Foreign Currency Translation

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The majority of the Company’s business is transacted in Canadian dollars (“C$”) and accordingly, the financial statements have been expressed in that currency (see note 3). The Company uses the temporal method to translate its operating results. Under this method, monetary assets and liabilities denominated in currencies other than the C$ are translated into C$’s at the exchange rate prevailing at the balance sheet date; non-monetary assets and liabilities denominated in a foreign currency are translated using the exchange rate at the transaction date. Foreign exchange gains and losses are included in earnings.

5. Related Party Transactions

As more fully described in the Company’s current report on Form 8-K filed on June 7, 2010, as amended, the Company has entered into licensing and consulting agreements with Directors and/or companies related to Directors.

Consulting fees were paid (or are payable) to executives Mr Duchesne and Mr Cormier $20,000 each for their work during the July to September 2010 period. Of these amounts, $7,938 was payable at September 30, 2010.

On June 4, 2010, the Company issued 37,500,000 common shares pursuant to two license agreements (18,750,000 common shares to each licensor) at a deemed price of C$0.0003 per common share, as prepayment of royalties related to exclusive technology licenses;

On June 4, 2010, the Company issued 39,500,000 common shares to Luc C. Duchesne and Robert G. Cormier, who serve as our officers (19,750,000 common shares to each officer) pursuant to consulting agreements, at a deemed price of C$0.0003 per common share for consulting services;

6. Shareholders’ Equity

The authorized capital stock of our Company consists of 400,000,000 shares of common stock, par value $0.0001 per share, of which there are currently 264,500,000 issued and outstanding, and 100,000,000 shares of preferred stock, par value $0.0001 per share, of which 240,000 shares have been designated and issued as Class A Preferred Shares.

a) Common Shares
	Number of
	Common
	Shares Issued	$ Amount

Balance as of December 31, 2009	35,000,000	4,078

Issued for Directors’ services at $0.0003 per share	6,500,000	1,950
Issued at $0.0003 per share for prepayment of technology
licenses royalties	37,500,000	11,250
Issued at $0.0003 per share for prepayment of consulting
services	39,500,000	11,850
Issued in a private placement at $0.0003 per share in	50,000,000	15,000
exchange for notes receivable
Issued in a private placement at $0.0003 per share in	96,000,000	28,800
exchange for cash
Issued in a private placement at $0.10 per share in	550,000	55,000
exchange for cash
Issued in a private placement at $0.10 per share in	140,416	14,042
exchange for services

Balance as at September 30, 2010	265,190,416	$141,970

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b) Class A Preferred Shares
	Number of
	Preferred
	Shares Issued	C$ Amount
Balance as of December 31, 2009	-	-
Class A Preferred Shares issued for services at C$1.00 per	240,000	240,000
share

Balance as of September 30, 2010	240,000	$240,000

The Class A Preferred Shares were issued for C$1.00 per share, are non-participating and non-voting and accrue cumulative interest at the rate of 10% per annum. The Company may retract the shares at any time upon the payment of C$1.00 per share plus any accrued but unpaid interest. In the event of any wind-up of the Company, the Class A Preferred Shares have a priority distribution equivalent to C$1.00 per share plus any accrued but unpaid interest before any distribution to the common shareholders.

7. Technology Licenses

On June 4, 2010, the Company entered into two license agreements with related parties (the “Licensors”) to acquire exclusive, non-transferable and irrevocable rights to develop and commercialize certain intellectual property that is to be used in conducting airborne and other surveys of forested lands and quantifying the value of forested lands and other parcels of property within the context of carbon trading programs. The licenses require the Company to pay a royalty of 2.5% to each of the two license holders on sales resulting from the use of the technologies (the “Royalties”). The Company paid $240,000 to certain advisors in the form of 240,000 Class A Preferred Shares (non-convertible) of the Company at an issue price of $1.00 per share (see note 6b). The Company also made a prepayment of $11,250 of the Royalties to the Licensors in the form of 37,500,000 common shares at a deemed price of $0.0003 per share.

The Company has deemed the value of the License to be $240,000 and that amount has been capitalized on the balance sheet as a long-term asset. The Company is amortizing this amount on a straight line basis over the first five year term of the Licenses.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation. Shareholders’ Equity

Joshua Gold Resources Inc. (formerly known as Bio-Carbon Systems International Inc~~. (formerly known as ABC Acquisition Corp. 1501)~~.) was incorporated on July 10, 2009 as a “shell Company” or “blank check” corporation and on May 20, 2010 the Company was sold to a new shareholder. On June 4, 2010 control of the Company was sold to a new group of shareholders (the “New Controlling Shareholders”), the corporation’s name was changed to Bio-Carbon Systems International Inc., and the Company entered into certain License and Consulting Agreements with individuals and/or entities controlled by individuals that comprise the New Controlling Shareholders. Having obtained these licenses and considering the Company’s plan for the development of its business using the licensed technology, on June 4, 2010 the Company ceased being a blank check Company and a shell Company.

During the period from inception on July 10, 2009 until the change of control on June 4, 2010 the Company was inactive and incurred only minimal expenses. Subsequent to June 4, 2010, the Company has operated at a low level

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of activity and, other than the Consulting Agreements entered into on June 4, 2010 with Luc C. Duchesne and Robert G. Cormier, has not entered into employment agreements with any individuals.

The Company’s business plan and objective is to use the licensed intellectual property to provide services and capitalize on opportunities relating to carbon trading, carbon sequestration, and other greenhouse gas emission control, offset and reduction programs. With the increasing importance of such programs, whether participation in them by businesses is voluntary or as a result of mandatory government regulations, we believe there are opportunities for property owners and holders of timber harvesting rights to unlock the value of forested lands and other parcels of property as sources and generators of carbon credits.

Plan of Operations

The Company plans to use its licensed intellectual property and technology to conduct airborne and other surveys of forested lands in areas that are difficult to access. Those surveys would be conducted in a statistically verifiable process designed for use in carbon trading programs to assess the value (and potential value) of the surveyed lands as carbon sequestration land parcels in carbon trading, carbon sequestration, and other greenhouse gas emission control, offset and reduction programs. The Company may also improve the intellectual property, expand the Company’s services into complementary areas and pursue other business opportunities in carbon credit and trading and other areas that are brought to our attention. In addition, the Company may seek to use its licensed intellectual property (and any improvements thereon or derivations therefrom) to pursue opportunities relating to the bio-diversity of surveyed lands.

Limited Operating History; Need for Additional Capital

There is no historical financial information about us upon which to base an evaluation of our performance. Our assets and business have not yet generated substantial or recurring revenues. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources and possible cost overruns due to price and cost increases in services.

We will require additional financing to cover costs that we expect to incur over the next twelve months. We believe that debt financing will not be an alternative for funding our operations as we do not have tangible assets to secure any debt financing. We anticipate that additional funding will be in the form of equity financing from the sale of our common stock or other securities. However, we cannot provide any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund our plan of operations. In the absence of such financing, we will not be able to continue and our business plan will fail.

Results of Operations

Revenues

We have generated revenues from our operations of $92,804 during the three-month period ended September 30, 2010, which is the only revenue during the period since inception July 10, 2009.

Expenses

We incurred general administrative and professional expenses of $102,188 for the three-month period ended September 30, 2010, and $196,525 during the nine month period ended September 30, 2010.

Liquidity and Capital Resources

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As at September 30, 2010, we had cash of $985 held in trust for general corporate purposes.

During July 2010, the Company closed a private placement for 550,000 common shares at a subscription price of $0.10 per share for total cash proceeds of $55,000. It is possible that a finder’s fee of $5,500 related to this private placement is due, although this matter is under discussion. The Company also settled certain payables of $14,042 for shares at $0.10 per share by issuing 140,416 common shares.

Cash Used in Operating Activities

Net cash used in operating activities was $107,450 for the three-month period ended September 30, 2010. For the nine month period ended September 30, 2010, net cash used in operating activities was $147,687.

Cash from Financing Activities

We have funded our business to date primarily from sales of our common stock. There are no assurances that we will be able to achieve further sales of our common stock or any other form of additional financing. If we are unable to achieve the financing necessary to continue our plan of operations, then we will not be able to continue our operations and our business will fail.

Going Concern

We are a development stage Company. In a development stage Company, management devotes most of its activities to developing a market for its products and services. Planned principal activities have begun, but we have generated limited revenues to September 30, 2010.

Future Financing

We anticipate continuing to rely on equity sales of our common stock in order to continue to fund our business operations. Issuances of additional shares will result in dilution to our existing shareholders. There is no assurance that we will achieve any additional sales of our equity securities or arrange for debt or other financing to fund our planned operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

As a smaller reporting company, we are not required to provide the information required by this item.

Item 4. Controls and Procedures.

a) Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e~~) under the Securities Exchange Act of 1934, as amended)~~)) that are designed to ~~ensure~~assure that information required to be disclosed ~~by us in reports we file or submit under the Securities~~ in our Exchange Act ~~of 1934, as amended,~~reports is recorded, processed, summarized and reported within the time periods specified in the ~~SEC’s~~Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer ~~(as our chief executive officer and chief financial officer),~~and Chief Financial

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Officer, as appropriate, to allow timely decisions regarding required disclosures. ~~In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is~~ As required ~~to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. As~~by Exchange Act Rule 13a-15(b), as of the end of the period covered by this report, ~~and~~ under the supervision and with the participation of ~~management, including our Chief Executive Officer, who is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, conducted an evaluation of the effectiveness of the design and operation of these disclosure controls and procedures. Based on this evaluation and subject to the foregoing,~~ our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures and concluded that ~~these controls are effective considering the level and nature~~our disclosure controls and procedures were ineffective as of the date of the original filing of this Form 10-Q and remain ineffective as of the date of filing of this amended 10-Q due to limited accounting and reporting personnel, inadequate accounting policies and procedures, and a lack of ~~the Company’s~~segregation of duties due to limited financial resources and the size of our company. We will need to adopt additional disclosure controls and procedures prior to commencement of material operations ~~and the number and types of transactions concluded by the Company.~~ . Consistent therewith, on an on-going basis we will evaluate the adequacy of our controls and procedures.

b) Changes in Internal Control Over Financial Reporting

During the period covered by this report control and management of the Company was transformed and ~~Bio-Carbon~~we began operating as an active business (rather than a shell company). As such, there were significant changes in our internal controls during the period. ~~For example, for the time being and until the operations of Bio-Carbon make this impractical~~We now require all financial transactions involving the Company, including all payments and all agreed upon ~~incurrances~~incurrences of ~~liabilities,~~liability, to require a signature from, or other approval from, the CEO or CFO of ~~Bio-Carbon. Notwithstanding these changes, as Bio-Carbon was previously a shell company owned and managed by one person, management has no reason to believe that the internal controls in place at that time were insufficient. Furthermore, management believes that until the operations of the Company progress to the point where tight control impedes smooth operations, it will be appropriate and sufficient (from the perspective of internal controls over financial reporting) if approval of the CEO and CFO is required for transactions that are or are reasonably likely to require disclosure in the financial statements.~~the Company.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings.

We are not presently a party to any legal proceedings and, to our knowledge, no such proceedings are threatened or pending.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Since the inception, the Company sold the following unregistered securities:

~~·~~ • on July 10, 2009, the Company issued 35,000,000 common shares to Mr. Nitin Amersey, the sole director and officer of the Company, at a purchase price of ~~US~~$0.0001 per common share, for ~~the~~ aggregate proceeds of US$3,500;

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	Formatted	[	1	]
	Formatted	[	2	]
~~·~~ • on June 3, 2010 the Company issued 500,000 common shares to Mr. Ben Fuschino, at a deemed price of	Formatted	[	3	]
C$0.0003 per common share, as an advance for ~~the~~his service as the sole director and officer of the Company;	Formatted	[	4	]
	Formatted	[	5	]
~~·~~ • on June 3, 2010, the Company issued an aggregate total of 240,000 preferred shares ~~to four advisors of~~
~~the Company~~of the Company to John S. Wilkes, Penny Currah, Benedetto Fuschino and Scott Keevil, with each	Formatted	[	6	]
individual receiving 60,000 preferred shares of the Company, at a deemed price of C$1.00 per preferred share, for	Formatted	[	7	]
services rendered in connection with the transfer of intellectual property ~~to the Company;~~ ;	Formatted	[	8	]
	Formatted	[	9	]
~~·~~ • on June 4, 2010, the Company issued 37,500,000 common shares pursuant to two license agreements	Formatted	[	10	]
(18,750,000 common shares to ~~each licensor)~~GSN Dreamworks Inc. and 18,750,000 common shares to R&B
Cormier Enterprises Inc.) at a deemed price of C$0.0003 per common share, as prepayment of royalties related to	Formatted	[	11	]
exclusive technology licenses;	Formatted	[	12	]
	Formatted	[	13	]
~~·~~ • on June 4, 2010, the Company issued an aggregate total of 39,500,000 common shares to two consultants	Formatted	[	14	]
(19,750,000 common shares to Mr. Luc C. Duchesne and 19,750,000 common shares to Mr. Robert G. Cormier~~,~~	Formatted
~~who serve as our officers (19,750,000 common shares to each officer~~ ) pursuant to consulting agreements, at a		[	15	]
deemed price of C$0.0003 per common share for consulting services;	Formatted	[	16	]
	Formatted	[	17	]
~~·~~ • on June 4, 2010, the Company issued an aggregate total of 6,000,000 common shares to the directors of	Formatted	[	18	]
the Company (2,000,000 common shares to Mr. Robert Cormier; 2,000,000 to Mr. Luc C. ~~each director~~Duchesne
and 2,000,000 common shares to Mr. Benjamin Ward), at a deemed price of C$0.0003 as an advance payment for	Formatted	[	19	]
their service on the board for 2010;	Formatted	[	20	]
	Formatted	[	21	]
~~·~~ • on June 4, 2010, the Company issued an aggregate total of 50,000,000 common shares ~~pursuant to a~~	Formatted	[	22	]
~~private placement (~~of the Company to John S. Wilkes, Penny Currah, Benedetto Fuschino and Scott Keevil, with	Formatted	[	23	]
each individual receiving 12,500,000 common shares ~~to each investor)~~of the Company, at a purchase price of
~~C~~$0.0003 per share, ~~payable~~the consideration having been paid by promissory notes (C$3,750 each promissory	Formatted	[	24	]
note~~);~~ ) which were subsequently paid	Formatted	[	25	]
	Formatted	[	26	]
~~·~~ • on June 4, 2010, the Company issued an aggregate total of 96,000,000 common shares ~~pursuant to a~~	Formatted	[	27	]
~~private placement~~ to ~~accredited investors~~Luc Duchesne and Robert Cormier, with each individual receiving
48,000,000 common shares, at a purchase price of C$0.0003 per share for total proceeds of ~~C~~$28,800;	Formatted	[	28	]
	Formatted	[	29	]
~~·~~ • on July 8, 2010, the Company issued 550,000 common shares pursuant to ~~a private placement to~~	Formatted	[	30	]
~~accredited investors~~Benito Fuschino at a purchase price of C$0.10 per share for total proceeds of C$55,000; ~~and~~	Formatted	[	31	]
	Formatted	[	32	]
~~·~~ • on July 28, 2010, the Company issued 140,416 common shares to its legal counsel, Ormston List Frawley	Formatted	[	33	]
LLP for partial payment of services rendered at a price of C$0.10 per share~~.~~;	Formatted	[	34	]
None of these share issuances involved underwriters, and all were made in reliance on Rule 506 under the Securities	Formatted	[	35	]
Act of 1933, as amended.	Formatted	[	36	]
	Formatted	[	37	]
Description of Registrant’s Securities to be Registered	Formatted	[	38	]

Common and Preferred Stock	Formatted	[	39	]
	Formatted	[	40	]
The authorized capital stock of our Company consists of 400,000,000 shares of common stock, par value $0.0001	Formatted	[	41	]
per share, of which there are currently 265,190,416 issued and outstanding, and 100,000,000 shares of preferred	Formatted	[	42	]
stock, par value $0.0001 per share, of which 240,000 shares have been designated and issued as Class A Preferred	Formatted	[	43	]
Shares.
	Formatted	[	44	]
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All outstanding shares of common stock are of the same class and have equal rights and attributes. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the sole director out of funds legally available. In the event of liquidation, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The designated and issued Class A Preferred Shares are all non-voting shares. The Class A Preferred Shares accrue interest at 10% per annum on their issue price of such Class A Preferred Shares, with interest accruing daily and to be compounded to the extent unpaid annually. Each outstanding Class A Preferred Share will be retractable by the Company for C$1.00 per Class A Preferred Share, plus any accrued and unpaid interest. The Class A Preferred Shares are not entitled to participate in the capital appreciation of the Company. Furthermore, if the Company is liquidated, dissolved or wound up (whether voluntarily or not), or if there is any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preferred Shares will be entitled to receive an amount equal to C$1.00 for each Class A Preferred share then issued and outstanding, plus accrued and unpaid interest from distribution of the property or assets of the Company before any distribution of any part of the property or assets of the Company among the holders of the common shares or any other shares

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Submission of Matters to a Vote of Security Holders.

  On June 4, 2010, shareholders of the Company approved the appointment of new directors; and
  On June 4, 2010, shareholders of the Company approved a change to the Company’s name and authorized the filing of the related certificate of amendment;

Item 5. Other Information.
None.
Item 6. Exhibits.

The following exhibits are attached hereto:

Exhibit No.

Description of Exhibit

31.1	Certification of ~~Principal~~our Chief Executive Officer pursuant to Rule 13a-15(e) and 15d- 15(e), promulgated under the Securities and Exchange Act of 1934, as amended~~, filed herewith~~.
31.2	Certification of ~~Principal Accounting~~our Chief Financial Officer pursuant to Rule 13a- 15(e) and 15d-15(e), promulgated under the Securities and Exchange Act of 1934, as amended~~, filed herewith~~.
32.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002~~, filed herewith~~ .
32.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted

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pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     ~~Bio-Carbon Systems International~~Joshua Gold Resources Inc.

Date: July 22, 2011

By:

/s/ Benjamin Ward~~Luc C. Duchesne~~
~~______________________________________~~
~~Luc C. Duchesne~~

Benjamin Ward
Chief Executive Officer
~~(Principal Executive Officer and~~
~~Principal~~ , President, Chief Financial
Officer~~)~~ and Director

~~November 11, 2010~~

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~~Exhibit 31.1~~

~~CERTIFICATION~~

~~I, Luc C. Duchesne, Chief Executive Officer, certify that:~~

~~(1)~~	~~I have reviewed this report on Form 10-Q for the quarterly period ended September 30, 2010 of Bio-Carbon~~
	~~Systems~~	~~International Inc.;~~
~~(2)~~	~~Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state~~
	~~a~~	~~material fact necessary to make the statements made, in light of the circumstances under which such~~
	~~statements~~	~~were made, not misleading with respect to the period covered by this report;~~
~~(3)~~	~~Based on my knowledge, the financial statements, and other financial information included in this report,~~
	~~fairly~~	~~present in all material respects the financial condition, results of operations and cash flows of the~~
	~~registrant~~	~~as of, and for, the periods presented in this report;~~
~~(4)~~	~~The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure~~
	~~controls~~	~~and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control~~
	~~over~~	~~financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and~~
~~have:~~
	~~(a)~~	~~designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;~~
	~~(b)~~	~~designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;~~
	~~(c)~~	~~evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and~~
	~~(d)~~	~~disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and~~
~~(5)~~	~~The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of the~~
	~~internal~~	~~control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s~~
	~~board~~	~~of directors (or persons performing the equivalent functions):~~
	~~(a)~~	~~all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and~~
	~~(b)~~	~~any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.~~
~~Date:~~	~~November 11, 2010.~~

~~/s/ Luc C. Duchesne~~
~~_______________________________~~
~~Luc C. Duchesne~~
~~Chief Executive Officer~~
~~(Principal Executive Officer)~~

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~~Exhibit 31.2~~

~~CERTIFICATION~~

~~I, Luc C. Duchesne, Chief Financial Officer, certify that:~~

~~(1)~~	~~I have reviewed this report on Form 10-Q for the quarterly period ended September 30, 2010 of Bio-Carbon~~
	~~Systems~~	~~International Inc.;~~
~~(2)~~	~~Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state~~
	~~a~~	~~material fact necessary to make the statements made, in light of the circumstances under which such~~
	~~statements~~	~~were made, not misleading with respect to the period covered by this report;~~
~~(3)~~	~~Based on my knowledge, the financial statements, and other financial information included in this report,~~
	~~fairly~~	~~present in all material respects the financial condition, results of operations and cash flows of the~~
	~~registrant~~	~~as of, and for, the periods presented in this report;~~
~~(4)~~	~~The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure~~
	~~controls~~	~~and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control~~
	~~over~~	~~financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and~~
~~have:~~
	~~(a)~~	~~designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;~~
	~~(b)~~	~~designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;~~
	~~(c)~~	~~evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and~~
	~~(d)~~	~~disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and~~
~~(5)~~	~~The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of the~~
	~~internal~~	~~control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s~~
	~~board~~	~~of directors (or persons performing the equivalent functions):~~
	~~(a)~~	~~all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and~~
	~~(b)~~	~~any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.~~
~~Date:~~	~~November 11, 2010.~~

~~/s/ Luc C. Duchesne~~
~~_______________________________~~
~~Luc C. Duchesne,~~
~~Chief Financial Officer,~~
~~(Principal Accounting Officer)~~

21

~~Exhibit 32.1~~

~~CERTIFICATION~~

~~PURSUANT TO~~

     ~~18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO~~

~~SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002~~

~~The undersigned, Luc C. Duchesne, the Chief Executive Officer of Bio-Carbon Systems International Inc hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to their knowledge, the report on Form 10-Q of Bio-Carbon Systems International Inc, for the quarterly period ended September 30, 2010, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and that the information contained in the report on Form 10-Q fairly presents in all material respects the financial condition and results of operations of Bio-Carbon Systems International Inc.~~

~~Date: November 11, 2010.~~

~~/s/ Luc C Duchesne~~
~~_______________________________~~
~~Luc C. Duchesne~~
~~Chief Executive Officer~~
~~(Principal Executive Officer and~~
~~Principal Accounting Officer)~~

22

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Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting Company. See the definitions of “large accelerated filed,” “accelerated filer” and “smaller reporting Company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ] Non-accelerated filer [ ] (Do not check if a smaller reporting Company)	Accelerated filer [ ] Smaller reporting Company [X]

Indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act. Yes [ ] No [X] Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date: As of May 16, 2011, the issuer had 266,190,416 shares of common stock outstanding.

{00205181. }

~~Bio – Carbon Systems International~~Joshua Gold Resources Inc.
FORM 10Q/A
Mach 31, 2011

	INDEX

PART I FINANCIAL INFORMATION

Item 1.	Financial Statements	F	1	6
Item 2.	Forward Looking Statements		1	–2
Item 3.	Management’s Discussion and Analysis or Plan of Operation		1 4
Item 4.	Quantitative and Qualitative Disclosures About Market Risk		5
Item 5.	Changes in and Disagreements with Accountants and
	Disagreements on Accounting and Financial Disclosure		5
Item 6.	Control and Procedures		5	6

PART 2—DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNENCE

Item 1.	Directors, Executive Officers and Corporate Governance		7

PART II OTHER INFORMATION

Item 1.	Defaults Upon Senior Securities		8
Item 2.	(Removed and Reserved)		8

Item 3.  Other Information                   8 Item 4.  Exhibits                   8

SIGNATURES                                                                                                                                                             9

PART I

Item 1.        Financial Statements

~~BIOCARBON SYSTEMS INTERNATIONAL~~JOSHUA GOLD RESOURCES INC.

(A Development Stage Corporation)
BALANCE SHEETS
(Expressed in Canadian dollars)

	March 31, December 31,
	2011	2011
	(Unaudited)	(Audited)

ASSETS

Current
Cash	$ 9,213	$ 24,786
Accounts receivable	14,124	999
Accounts receivable from discontinued operations		10,942
Prepaid expenses		12,997
Notes receivable	15,000	14,997
	38,337	64,721

Mineral property interests	200,000	199,960

	$ 238,337	$ 264,681

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 43,594	$ 17,580
Liabilities from discontinued operations –current portion		83,756
Balance of purchase price payable –current portion	35,000	34,993
Loans and advances from shareholders	123,774	39,711
	202,368	176,040

LongTerm
Purchase price payable on mineral rights	65,000	64,987
Liabilities from discontinued operations		26,245
	65,000	91,232

Total Liabilities	2 67,368	267,272
Capital stock
Authorized 400,000,000 with a par value of $0.001 per share;
Issued and outstanding 266,190,416; ( December 31, 2010 –		26,519
266,190,416)	26,519
Preferred shares	24	24
Shares to be issued		98,450
Additional paid in capital	444,957	340,196
Accumulated and other comprehensive income	1,822	1,919
Deficit accumulated during the development stage	(502,353) (469,699)
	(29,031)	(2,591)

	$ 238,337	$264,681

The accompanying notes are an integral part of these financial statements

Bio – Carbon Systems International Inc.
STATEMENTS OF OPERATIONS AND DEFICIT and COMPREHENSIVE INCOME
(Expressed in Canadian dollars)

				For the Period
	Three Months Three Months			from Inception
	ended	ended	July	10	, 2009 to
Statement of Operations and Deficit	March 31,2011 March 31,2010 March 31, 2011

EXPENSES
Exploration expenditures	$ 13,000	$		$ 13,000
General and administration	7,361			10,950
Legal and audit	8,300			32,924
Transfer agents’ fees	3,993			3,993
Loss from continuing operations	(32,654)			(60,867)

Loss from discontinued operations				(441,486)
Net Loss for the period	(32,654)			(502,353)
Foreign currency translation adjustment	(97)			1,822

Comprehensive Income	(32,933) $			$ (505,531)

Net loss per share – basic and fully diluted	$ (0.001) $ (0.000)

Weighted average number of shares outstanding –
basic and fully diluted	266,190,416 266,190,416

  F 1

The accompanying notes are an integral part of financial statements
			F	2
Bio – Carbon Systems International Inc.
STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)

				For the Period
	Three Months	Three		from Inception,
	ended	Months	July	10	, 2009 to
	March	ended March March 31, 2011
	31,2011	31,2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$ (32,933)	$		$ (505,531)
Items not involving cash:
Stock –based compensation				270,859
Foreign currency translation (loss) gain	(97)			1,822
Interest on loans to shareholders	500			1,713
Changes in non cash working capital items:
(Increase) decrease in accounts receivables	(13,125)			(14,124)

Increase (decrease) in accounts receivable from discontinued	10,942

operations
(Increase) decrease in notes receivable	(3)	(15,000)
Increase in prepaid expenses	12,997

    Increase (decrease) in liabilities from discontinued operations                   83,756
    Increase in accounts payable and accrued liabilities                 25,514                                          43,594

Net cash used in operating activities	(79,961)		(216,667)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of mineral rights	(40)
Net cash used in investing activities	(40)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of common shares			87,283
Reduction in shares to be issued
Addition to paid in capital	6,590
Liability assumed on acquisition of mining interests	20
Liability from discontinued operations – long term	(26,245)
Loans and advances from shareholders	84,063		138,597
Net cash provided by (used in) financing activities	64.428		225,880
Changes in cash for the period	(15,573)		9,213
Cash, beginning of period	24,786
Cash, end of period	$ 9,213	$	$9,213

F  4

~~BioCarbon Systems International~~Joshua Gold Resources Inc.

Notes to the Financial Statements  (Unaudited) March 31, 2011

     4. Significant Accounting Policies  Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Mineral Claim Payments and Exploration Expenditures

The Company expenses all costs related to the acquisition, maintenance and exploration of its unproven mineral properties, to which it has secured exploration rights.  If and when proven and probable reserves are determined for a property and a feasibility study prepared with respect to the property, then subsequent development costs of the property will be capitalized.  To date, the Company has not established the commercial feasibility of its exploration prospects. Therefore, all costs have been expensed.

Income Taxes

The Company accounts for income taxes under the asset and liability method, where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Valuation  allowances  are  established  when  necessary  to  reduce  deferred  tax  assets  to  the  amount expected to be realized.

At March 31, 2011, there were no uncertain tax positions that require accrual.

Net Loss Per Share

Basic loss per share is computed by dividing net income, or loss, by the weighted average number of shares of common stock outstanding for the period. Diluted earnings (loss) per share is computed by dividing net income, or loss, by the weighted average number of shares of common stock outstanding for the period.

Because the Company offered no option or other convertible debt instrument issued, as of March 31 2011, December 31, 2010 and March 31, 2010, basic and diluted loss per share was the same as there were no outstanding instruments having a dilutive effect.

F  5

~~BioCarbon Systems International~~Joshua Gold Resources Inc.

Notes to the Financial Statements  (Unaudited) March 31, 2011

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

Foreign Currency Translation

The majority of the Company’s business is transacted in Canadian dollars (“C$”) and accordingly, the financial statements have been expressed in that currency (see note 3).  The Company uses the temporal method to translate its operating results. Under this method, monetary assets and liabilities denominated in currencies other than the C$ are translated into C$’s at the exchange rate prevailing at the balance sheet date; non monetary assets and liabilities denominated in a foreign currency are translated using the exchange rate at the transaction date. Foreign exchange gains and losses are included in earnings.

5. Related Party Transactions

As more fully described in the Company’s current report on Form 8 K filed on June 7, 2010, as amended, the Company has entered into licensing and consulting agreements with Directors and/or companies related to Directors.

On December 23, 2101 a legally binding separation agreement was entered into by former management and the Company whish absolves the Company of any further payments to previous management.

During  the  three  month  period  ended  March  31,  2011  shareholders  advances  $84,063  to  fund  the company’s working capital. At March 31, 2011 loans and advances of $123,774; (December 31, 2010; $ 39,711) is owed on these loans and advances which bear interest at an annual rate of 12%. Included in accounts payable and accrued liabilities does interest owe on these advances of $4,160 at March 31, 2011 and $3,660 at December 31, 2010.

6. Shareholders’ Equity

The authorized capital stock of our Company consists of 400,000,000 shares of common stock, par value $0.0001 per share, of which there are currently 264,190,416 issued and outstanding, and 100,000,000 shares of preferred stock, par value $0.0001 per share, of which 240,000 shares have been designated and issued as Class A Preferred Shares.

a)       Common Shares

  There have been no issuances in the three month period ended March 31, 2011.          b)          Class A Preferred Shares

The Class A Preferred Shares were issued for C$1.00 per share, are non participating and non voting and accrue cumulative interest at the rate of 10% per annum. The Company may retract the shares at any time upon the payment of C$1.00 per share plus any accrued but unpaid interest.  In the event of any wind up of the Company, the Class A Preferred Shares have a priority distribution equivalent to C$1.00 per share plus any accrued but unpaid interest before any distribution to the common shareholders.

F  6

Item 2.  FORWARDLOOKING STATEMENTS

This Form 10 Q for the quarterly period ended March 31, 2011 contains forward looking statements that involve risks and uncertainties.  Forward looking statements in this document include, among others, statements  regarding  our  capital  needs,  business  plans  and  expectations.   Such  forward looking statements involve assumptions, risks and uncertainties regarding, among others, the success of our business  plan,  availability  of  funds,  government  regulations,  operating  costs,  our  ability  to  achieve significant revenues, our business model and products and other factors.  Any statements contained herein that are not statements of historical fact may be deemed to be forward looking statements. In some  cases,  you  can  identify  forward looking  statements  by  terminology  such  as  “may”,  “should”, “expect”,  “plan”,  “intend”,  “anticipate”,  “believe”,  “estimate”,  “predict”,  “potential”  or  “continue”,  the negative of such terms or other comparable terminology.  In evaluating these statements, you should consider various factors, including the assumptions, risks and uncertainties set forth in reports and other documents we have filed with or furnished to the SEC.  These factors or any of them may cause our actual results to differ materially from any forward looking statement made in this document.  While these forward looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events, our actual results will likely vary, sometimes materially, from any estimates, predictions, projections, assumptions  or  other  future  performance suggested herein.  The forward looking statements in this document are made as of the date of this document and we do not intend or undertake to update any of the  forward looking  statements  to conform these statements to actual results, except as required by applicable law, including the securities laws of the United States.

GENERAL MATTER

Our common stock is subject to the "penny stock" rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted certain rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)  that are applicable to "penny stocks".  For the purposes relevant to us, a “penny stock” is any equity security that has a market price of less than $5.00 per share or has an exercise or conversion price of less than $5.00 per share, subject to certain exceptions, constitutes a "penny stock".  For any transaction involving a penny stock, unless exempt, the rules require:          that a broker or dealer approve a person's account for transactions in penny stocks;          the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased; and          that a broker or dealer provide certain detailed market information about the market for the applicable company’s securities.

In order to approve a person's account for transactions involving penny stocks, the broker or dealer must:          obtain financial information, investment experience and investment objectives of the person; and          make a reasonable determination that the proposed transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form:          sets forth the basis on which the broker or dealer made the suitability determination; and          that the broker or dealer received a signed, written agreement from the investor prior to the    transaction

1

Following a transaction, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

 Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules.  This may make it more difficult for investors to dispose of our common stock and depress the market value of our stock.

There are additional risks of investing in penny stocks whether in public offerings or in secondary trading, relating to commissions payable to both the broker dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

~~2~~

Item 3.  Management’s Discussion and Analysis of Financial Condition and Results of Operation. Shareholders’ Equity

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes, included in Item 8 of this Report. Unless otherwise specified, all dollar amounts are U.S. dollars

Overview

On December 23, 2010, the Company~~.~~ became a mineral exploration company through the acquisition of a mineral rights lease.   Prior to December 23, 2010, we were a carbon based measuring company.

The Company abandoned the carbon measuring business on December 23, 2010 upon termination of the license and consulting agreements.   The results of discontinued operations included in the Company’s financial statements for the year ended December 31, 2010 reflect the activity in this exited business.

Recent Developments

In December, management retained an independent geological firm, Aurora Geosciences Inc, to visit the Carson property and write an evaluation report under Canada’s National Instrument 43 101(“NI 43 101”) guidelines. Management upon the recommendation of the Qualified person under NI 43  101 David White, who completed the 43 101 report commits to a phased exploration of the Carson Property upon attainment of sufficient capital. Management is currently preparing an exploration budget based on this recommendation.

MD&A 1

 RESULTS OF OPERATIONS

Revenue    Nil

General and Administrative Expenses

General and administration expenses consist of fees incurred for bank charges, corporate filing fees and transfer agent fees.   The 2011 costs are similar to those incurred in 2010 except that $13,000 has been expensed to the statement of operations for engineering costs related to the 43 101 report prepared in January 2011.

Professional Fees

Professional fees consist of charges for legal services.  The increase in the 3 months ended March 31, 2011 as compared to 2010 is due to increased filing and disclosure costs as result of being SEC registrant for a full year, and also as a result of the Company commencing operations in 2010 and migrating or converting from a largely inactive shell company to a carbon based measuring company.

Consulting Fees

Nil

Interest expense

Interest expense represents interest accrued on loans from shareholders and other lenders. Additional advances in the three month period ended March 31, 2011 were $84,063. Interest is being accrued on these loans and advances at the rate of 12% per annum. Loans and advances are unsecured and have fixed terms of repayment.

Liquidity and Capital Resource

As at March 31,

	2011	2010
Cash and cash equivalents	$9,213	$
Working capital deficiency	$(164,031)	$

Financial Condition

The Company requires additional financing to cover costs that we expect to incur in 2011.  We have been able to obtain financial support from loans.  This will continue in 2011 until the Company is able to secure additional funding from equity financing through the sale of common stock or other securities.  Future financings could result in significant dilution of existing stockholders. The Company currently earns no operating revenues. The Company’s ability to continue as a going concern is uncertain and is dependent upon the generation of profits from mineral properties, obtaining additional financing or maintaining continued support from its shareholders and creditors.  In the event that additional financial support is not received or operating profits are not generated, the carrying values of the Company’s assets may be adversely affected. Current market conditions make the present environment for raising additional equity financing less favourable.

MD&A 2

Future funding requirements will depend on many factors, including but not limited to:          the geological merits of the Carson property          results from Phase 1   Geology program on the Carson property          the geological merits of adjacent properties          selling opportunity of the Carson property to a mineral exploration company or joint venture and          the acquisition of other potential mineral properties

Currently, our only asset and potential revenue generating product is our mineral option agreement.  Further exploration is required in order to determine whether the asset can generate significant mineral revenues or be sold for a significant price.

There have been no material transactions in 2011 to May 17, 2011.

Contractual Obligations and Contingencies

					More than
	Payments due by period				5 years

		Less than 1
Contractual obligations	Total	year	1–3 years	3–5 years
Long Term Debt Mineral	$100,000	$35,000	$30,000	$35,000
Acquisition
Long Term Debt Loan 2 year	31,000		$31,000

[Purchase Obligations]
	$131,000	$35,000	$61,000
Total				$35,000

OffBalanceSheet Arrangements

As of March 31, 2011, there were no off balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S K.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these quarterly financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities.  On an ongoing basis, we evaluate our estimates, including those related to our intangible assets, uncollectible receivables, and stock based compensation.  We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Because this can vary in each situation, actual results may differ from these estimates under different assumptions or conditions.

MD&A 3

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our quarterly financial statements.                                                                            MD&A 3

Revenue Recognition

We recognize revenue when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products has occurred; (iii) the selling price is fixed or determinable; and (iv) collectability is reasonably assured.  In addition, we comply with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," which sets forth guidelines in the timing of revenue recognition based upon factors such as passage of title, installation, payments and customer acceptance.  Amounts received in excess of revenue recognizable under SAB No. 104 are deferred.

Valuation of Intangible and other Longlived Assets.

We periodically assess the carrying value of intangible and other long lived assets, which requires us to make assumptions and judgments regarding the future cash flows of these assets.  The assets are considered to be impaired if we determine that the carrying value may not be recoverable based upon our assessment of the following events or changes in circumstances:

         the asset's ability to continue to generate income from operations and positive cash flow in future periods;

         loss of legal ownership or title to the asset;          significant changes in our strategic business objectives and utilization of the asset(s); and          the impact of significant negative industry or economic trends.

If the assets are considered to be impaired, the impairment we recognize is the amount by which the carrying value of the assets exceeds the fair value of the assets.  Fair value is determined by a combination of third party sources and discontinued cash flows.  In addition, we base the useful lives and related amortization or depreciation expense on our estimate of the period that the assets will generate revenues or otherwise be used by us.  We also periodically review the lives assigned to our intangible assets to ensure that our initial estimates do not exceed any revised estimated periods from which we expect to realize cash flows from the technologies.  If a change were to occur in any of the above mentioned factors or estimates, the likelihood of a material change in our reported results would increase.

At Mach 31, 2011, there no assets  that are subject to amortization.

We determined that, as of March 31, 2011, there have been no significant events which may have affected the carrying value of the mineral acquisition right.

Stockbased Compensation

There were no stock options granted or stock option benefit incurred during the three month period ended March 31, 2011.

MD&A 4

Item  3.       Quantitative and Qualitative Disclosures about Market Risk

We do not have any market risk sensitive instruments at this moment.

Item 4.	Changes in and Disagreements with Accountants and Disagreements on Accounting and Financial Disclosure

  On March 11, 2011, the “Company” dismissed Soberman LLP ("Soberman").  The Company had engaged Soberman to audit its financial statements for the year ended December 31, 2010.  The decision to change accountants was approved and ratified by the Company’s Board of Directors.  No report on the financial statements of  the Company was delivered by Soberman, and therefore there were no reports by Soberman to the Company and/or its management containing an adverse opinion or disclaimer of opinion, nor were there any reports delivered that were qualified or modified as to uncertainty, audit scope, or accounting principle.  Additionally, since having engaged Soberman on June 4, 2010, no disagreements arose between Soberman and the Company (and/or its management) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure with respect to the Company, which disagreements if not resolved to the satisfaction of Soberman would have caused it to make reference to the subject matter of the disagreements in connection with any report on the Company’s financial statements for any period audited by Soberman.

The Company provided Soberman with a copy of the disclosures to be included in Item 4.01 of the Report on Form 8 K and requested that Soberman furnish the Company with a letter addressed to the Commission stating whether or not Soberman agrees with the foregoing statements.  A copy of the letter from Soberman to the Commission, dated March 29, 2011, was attached to the Report on Form 8 K filed by the Company on April 4, 2011.

Item  5.       Controls and Procedures.

~~Evaluation of Disclosure Controls and Procedures~~

~~An evaluation was carried out by our President and Chief Financial Officer of the effectiveness of our~~

(a)	Evaluation of disclosure controls and procedures.

We maintain disclosure controls and procedures (as defined in Exchange Act ~~Rules~~Rule 13a 15(e~~) and 15d 15(e)).  Based upon~~)) that ~~evaluation, the President and Chief Financial Officer concluded that, as of the end of the period covered in this report, the disclosure controls and procedures were not effective~~are designed to ~~ensure~~assure that information required to be disclosed in ~~reports filed under the Securities~~ our Exchange Act ~~of 1934~~ reports is recorded, processed, summarized and reported within the ~~required~~ time periods ~~and~~specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to ~~our~~ management ~~as~~ , including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required ~~disclosure.~~

~~Management does not expect that its disclosure controls and procedures or its internal controls will prevent all error or fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.  Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. To address the material weaknesses, management performed additional analysis and other post closing procedures in an effort to ensure its financial statements included in this annual report have been prepared in accordance with generally accepted accounting principles. Accordingly, management believes~~

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~~that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.~~

 ~~5~~

~~Management’s Report on Internal Control Over Financial Reporting.~~

~~Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in~~disclosures. As required by Exchange Act Rule 13a 15(~~f) under the Securities Exchange Act, as amended.  Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2010. In making this assessment, our management used the criteria set forth~~ b), as of the end of the period covered by ~~the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control Integrated Framework.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.  The following material weaknesses were identified.~~

~~As of March 31, 2011, the Company (as a company in the development stage) did not have any staff including trained accounting staff, adequate~~this report, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures and concluded that our disclosure controls and procedures were ineffective as of the date of the original filing of this Form 10 Q and remain ineffective as of the date of filing of this amended 10 Q due to limited accounting and reporting personnel, inadequate accounting policies and procedures, ~~an advanced accounting system,~~ and a lack of segregation of duties~~. This resulted in inconsistent practices which impacted timely~~ due to limited financial ~~reporting.~~

~~Because~~resources and the size of ~~these material weaknesses, management has concluded that the Company did not maintain effective internal control over financial reporting as of March 31, 2011, based on the criteria established in "Internal Control Integrated Framework" issued by the COSO.~~

~~To address these material weaknesses, the Chief Financial Officer~~our company.  We will ~~be reviewing the company’s staffing requirements, implementing proper accounting policies~~need to adopt additional disclosure controls and procedures ~~and developing an efficient back end office using well known software applications based on resources.~~

~~This  quarterly  report  does  not  include  an  attestation  report  of  the  Company's~~

~~independent  registered  public  accounting  firm  regarding  internal  control  over  financial reporting.   Management's  report  was  not  subject~~prior  to  ~~attestation  by  the  Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report~~commencement of material operations. Consistent therewith, on an on going basis we will evaluate the adequacy of our controls and procedures.

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~~6~~

     Changes in internal control over financial reporting.

There were no changes in our internal control over financial reporting during the last fiscal quarter covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II

ITEM 1.        Directors, Executive Officers and Corporate Governance

.

Name	Position	Age	Date assumed
			Executive
			Officer,
			Director Position

Ben Fuschino	Director	49	December 23, 2010

Ryan Bignucolo	Director, President, Secretary	37	December 23, 2010

Ben Ward	Director	30	June 4, 2010

	Chief Financial Officer, Treasurer		December 23, 2010

The Company’s officers will not be paid any remuneration for their service, although the Board of Directors may determine to authorize the accrual of payments which would then be paid or otherwise satisfied in the future. The current members of the Board of Directors will serve for an indeterminate term, until the next meeting of the shareholders of the Company or until they resign (if sooner).

The Company has not adopted a code of ethics for its management and board of directors (including its President and Chief Financial Officer).  As the Company’s activities in 2010 and to date in 2011 were and are minimal, it was not felt that the development and adoption of a code of ethics was immediately necessary.  However, the Company’s board of directors will re consider whether it is appropriate and advisable that a code of ethics be developed and adopted in 2011, as business activities for the Company increase.

The Company does not have in place (nor has it adopted) any procedures by which security holders of the Company may recommend nominees to the Company’s board of directors.

The Company’s board of directors has not appointed an audit committee, and as a result the full board of directors of the Company currently serves as the audit committee.  The board of directors also has not determined whether or not the Company has an audit committee financial expert serving on the board (or the audit committee).  Currently, the board of directors felt that as the Company’s operations are minimal and that all members of the board bring different and valuable financial (and financial oversight and reporting) experience to the board’s consideration of the Company’s financial statements and financial reporting, a formal determination as to which directors should be designated as having the requisite skills and experience to be the audit committee financial expert would be left to a later date.

~~7~~

PART III – OTHE INFORMATION

Item 1.  Defaults Upon Senior Securities.

None.

Item 2.  Submission of Matters to a Vote of Security Holders.

  On  June 4, 2010, shareholders  of the  Company  approved  the  appointment  of  new directors; and
  On  June  4, 2010, shareholders of the Company approved a change to the Company’s name and authorized the filing of the related certificate of amendment;

Item 3.  Other Information.

  On  March 30, 2011 the Company  dismissed its current audit  firm  and engaged a new audit firm to express an audit opinion on its December 31, 2010 financial statements.  The prior auditor had expressed no opinion on any financial statements and there were no matters of disagreement between the auditor and the Company (and/or  its management) on any matters of accounting principles or practice, financial statement disclosure, or auditing scope or procedures.

Item 4.  Exhibits.

The following exhibits are attached hereto:

Exhibit No.	Description of Exhibit
31.1	Certification of ~~Principal~~our Chief Executive Officer pursuant to Rule 13a 15(e) and

15d 15(e), promulgated under the Securities and Exchange Act of 1934, as amended, filed herewith.

31.2	Certification of ~~Principal Accounting~~our Chief Financial Officer pursuant to Rule
13a 15(e) and 15d 15(e), promulgated under the Securities and Exchange Act of
	1934	, as amended, filed herewith.

32.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002, filed herewith

32.2
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Certification of our Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002, filed herewith

8

~~Pursuant to the requirements of the Securities Exchange Act of 1934, this Quarterly Report on Form 10-Q has been signed below by the following persons on behalf of the registrant~~, Chief Financial Officer and ~~in the capacities and on this date.~~

Dated: May 17, 2011	By: /s/ Ryan Bignucolo
~~Ryan Bignucolo~~
Director

Dated: May 17, 2011	By: /s/ Ben
~~Ward Ben Ward Director~~

Dated: May 17, 2011	By: /s/ Ben Fuschino
~~Ben Fuschino Director~~

~~9~~

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

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ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _______________________

Commission file number: 000-51030
Joshua Gold Resources Inc.
(f/k/a Bio-Carbon Systems International Inc~~.~~
~~(to be renamed Joshua Gold Resources Inc~~.)

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(Exact name of registrant as specified in its charter)

Nevada	27-0531073
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

72 Birch St. E Chapleau, Ontario Canada P0M 1K0

(Address of principal executive offices)

     Registrant's telephone number, including area code: (705) 864-1095 SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: None SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

     Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) hasbeen subject to such filing requirements for the past 90 days. Yes No

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

     Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

     The aggregate market value of the voting common stock held by non-affiliates of the Registrant (assuming officers, directors and 10% stockholders are affiliates), based on the last sale price for such stock on June 30, 2010: $26,519,000. The Registrant has no non-voting common stock.

As of April 15, 2011, there were 265,190,416 shares of the Registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

     All of the Registrant's filings may be read or copied at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Information on the hours of operation of the SEC's Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (http://www.sec.gov) that contains reports and proxy and information statements of issuers that file electronically.

~~BIO-CARBON SYSTEMS INTERNATIONAL~~
JOSHUA GOLD RESOURCES INC.

Form 10-K/A – ANNUAL REPORT
For the Fiscal Year Ended December 31, 2010

			Page
PART I
Item 1.	Business		4
Item 1A.	Risk Factors		8
Item 2.	Properties		8
Item 3.	Legal Proceedings		9
Item 4.	Removed & Reserved	…	9
PART II
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
	Purchases of Equity Securities		10
Item 6.	Selected Financial Data		11
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations		11
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	…	16
Item 8.	Financial Statements and Supplementary Data		16
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial
	Disclosure		17
Item 9A.	Controls and Procedures		18
Item 9B.	Other Information		19
PART III
Item 10.	Directors, Executive Officers and Corporate Governance		20
Item 11.	Executive Compensation		20
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related
	Stockholder Matters		21
Item 13.	Certain Relationships and Related Transactions, and Director Independence		21
Item 14.	Principal Accounting Fees and Services		21
PART IV
Item 15.	Exhibits and Financial Statement Schedules	Error! Bookmark not defined.2

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PART I

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K/A contains forward-looking statements relating to future events and our future performance within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terms such as "may", "will", "should", "could", "would", “hope”, "expects", "plans", "intends", "anticipates", "believes", "estimates", "projects", "predicts", "potential" and similar expressions intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to future events, future results, and future economic conditions in general and statements about:

  Our future strategy, structure, and business prospects;
  The planned commercialization of our current mineral acquisitions;
  The size and growth of the potential mineral reserves; and
  Use of cash, cash needs and ability to raise capital.

     These statements involve known and unknown risks, uncertainties and other factors, including the risks described in Part I, Item 1A. of this Annual Report on Form 10-K, which may cause our actual results, performance or achievements to be materially different from any future results, performances, time frames or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Information regarding market and industry statistics contained in this Annual Report on Form 10-K is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. We have not reviewed or included data from all sources and cannot assure you of the accuracy of the market and industry data we have included.

GENERAL MATTERS

Our common stock is subject to the "penny stock" rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted certain rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are applicable to "penny stocks". For the purposes relevant to us, a “penny stock” is any equity security that has a market price of less than $5.00 per share or has an exercise or conversion price of less than $5.00 per share, subject to certain exceptions, constitutes a "penny stock". For any transaction involving a penny stock, unless exempt, the rules require:

  that a broker or dealer approve a person's account for transactions in penny stocks;
  the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased; and
  that a broker or dealer provide certain detailed market information about the market for the applicable company’s securities.

In order to approve a person's account for transactions involving penny stocks, the broker or dealer must:

  obtain financial information, investment experience and investment objectives of the person; and

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  make a reasonable determination that the proposed transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form:

  sets forth the basis on which the broker or dealer made the suitability determination; and
  that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Following a transaction, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and depress the market value of our stock.

There are additional risks of investing in penny stocks whether in public offerings or in secondary trading, relating to commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions

Corporate Information

Joshua Gold Resources Inc. (f/k/a Bio-Carbon Systems International Inc~~. (formerly known as ABC Acquisition Corp. 1501)~~.) was incorporated in Nevada on July 10, 2009 as a “shell Company” or “blank check” corporation and on May 20, 2010 the Company was sold to a new shareholder. On June 4, 2010 control of the Company was sold to a new group of shareholders (Group 1), the company’s name was changed to Bio-Carbon Systems International Inc. On December 23, 2010 control of the Company was sold to a new group of shareholders (Group 2). Subsequent to year end, the company’s name will be changed to Joshua Gold Resources Inc.

Unless the context requires otherwise, in this report the terms “BCSI”, the “Company," "we," "us" and "our" refer to ~~Bio-Carbon Systems International~~Joshua Gold Resources Inc. References to "$" or "dollars" shall mean U.S. dollars unless otherwise indicated. References to "C$" shall mean Canadian dollars.

ITEM 1.

Business

Overview

January 1, 2010 - December 23, 2010

From January 1 to June 3, 2010 the Company was a blank check shell company for securities purposes. On June 4, 2010 the Company changed its status and became a start-up carbon measuring company based in Sault Ste Marie, Ontario. The Company entered into certain license and consulting agreements with individuals and/or entities controlled by individuals that comprise the Group 1 controlling shareholders. The Company planned to use its licensed intellectual property and technology to conduct airborne and other surveys of forested lands in areas that are difficult to access. Those surveys would have been conducted in a statistically verifiable process designed for use in carbon trading programs to assess the potential value of the surveyed lands as carbon sequestration land parcels in carbon trading, carbon sequestration, and other greenhouse gas emission control, offset and reduction programs.

However, the Company later found that the current North American regulatory and economic framework surrounding the emerging business of carbon measurement, carbon storage, carbon sequestration and carbon trading activities was not economically viable at this time. Therefore, the Company decided not to pursue the carbon business and terminated the license agreements and the consulting agreements on December 23, 2010. The termination has not given rise to any penalties against the Company as the termination was concluded through a mutual agreement of separation.

Subsequent December 23, 2010

After exiting the carbon measuring business, the Company became a mineral exploration business located in Chapleau, Ontario. The Company’s principal business activity is the acquisition, exploration and development of mineral property interests in Canada. The Company is considered to be in the exploration stage and substantially all of the Company’s efforts are devoted to financing and developing these property interests. There has been no determination whether the Company’s interests in unproven mineral properties contain mineral reserves which are economically recoverable.

On December 23, 2010, the Company optioned a 1,550 acre mineral lease in the North West Territories of Canada, approximately two hours north-north-west of Yellowknife.

Management retained an independent geological firm, Aurora Geosciences Inc, to visit the property, named the ‘Carson property’, and write a report under Canada’s National Instrument 43-101(“NI 43-101”), which instrument provides guidelines for the preparation, completion and use of such reports for public companies. The author of this report is David White, a “Qualified Person” under NI 43-101. He has completed the report and it is included as Exhibit 99.2 to this annual report. The geological report recommends further exploration of the Carson Property and a phased exploration budget in three stages, along the following outlines: Stage 1 – Geology Program involving updating historical data on the property to modern standards, conducting surface review sampling, and preparing geological mapping. Estimated cost $24,000.

Stage 2 – Geophysics Program where an updated ground magnetic and VLF (very low frequency) survey would be conducted over the entire property. The results would be interpreted in the context of structural controls on known gold showings and applied to other areas of the property. Estimated cost $23,000.

Stage 3 – Diamond Drilling Program would be conducted on areas identified as the Pond, the Chuck Vein, and any prospective geophysical anomalies identified in Stage 2. Estimated cost $820,000.

The Company plans on undertaking Stage 1 in 2011. The results will determine whether and to what extent the Company will implement Stage 2.

The Company will be engaging a geological consultant to evaluate the work programs from the NI 43-101 report and will continue to consider and evaluate other mineral resource exploration properties in North America to ascertain whether those properties should be acquired and explored by the Company.

Mineral Acquisition Agreement – Carson Property

On December 23, 2010, the Company entered into a mineral property acquisition agreement (the “Acquisition Agreement”) with 2214098 Ontario Ltd. (“2214098”), an Ontario corporation, pursuant to which 2214098 has agreed to sell to the Company the property located 195 kilometers north-northwest of the City of Yellowknife, N.W.T, on the west shore of Damoti Lake in the Indin Lake Greenstone Belt and known as a claim BR2 (the “Carson Property”). The claim covers an area of approximately 1,550 acres. Under the Acquisition Agreement, the Company will acquire the Carson Property in consideration for the following payments:

1) the Corporation paying CDN$100,000 to be paid by the Corporation to 2214098 as follows:

a.	$25,000 on or before April 30, 2011;
b.	$10,000 on or before each of September 30th, 2011, 2012, 2013, 2014; and
c.	$35,000 on or before September 30th, 2015;
(2)	the Corporation paying 1,000,000 common shares in the capital of the Corporation (the “Shares”) to

2214098, and deliver the Shares to 2214098 on or before March 30th, 2011;

(3) upon and following the commencement of commercial production, the Corporation shall pay a 2% royalty to John Rapski, and a 1% royalty to 2214098 of net smelter returns (NSR) on the terms and conditions as set out in the Acquisition Agreement.

The 1,000,000 common shares due to be issued to Mr. Rapski have been authorized for issuance and are expected to be issued and delivered to him by the end of April of 2011.

Management believes that the Carson property could potentially host economic gold deposits and, upon expert opinion of their geologists, warrants continued mineral exploration on the property.

Mineral Exploration Industry

By definition, mineral exploration companies have no product or inventory to sell since they are not operating as a mining company.

Management will initially only explore and risk funds in properties that are located in the United States or in Canada where land , lease laws are consistent and enjoy stable local, state, provincial and federal governments.

Mineral exploration companies need to design their exploration budgets in a manner whereby they can be completed by current and reasonably expected financings.

When a mineral exploration company has found a mineral deposit that is potentially economic, the company must meet all environmental and mining regulations. These could include mining permits to be granted by the appropriate state or provincial and local governments. These prerequisites to mining the mineral material can be expensive and take time to comply with. However, when a company has an economic deposit it is easier for the company to raise finances to deal with these expenses and time delays. Management will use accredited, appropriate professionals to represent the company and obtain approvals from the regulatory authorities.

Competition

The mineral exploration and mining industry is competitive in all phases of exploration, development and production. In addition, as the Company has no revenue and does not anticipate earning revenue for the foreseeable future (if ever), the Company expects that it will have to raise substantial sums to conduct its operations and explore the Carson Property and any later acquired property.

The Company competes with a number of other entities and individuals in the search for, and acquisition of, attractive mineral properties, as well as competing with other actors in this industry and in other sectors to raise the capital it requires to conduct its activities and fund its operations.. As a result of this competition, the majority of which is with companies that possess greater financial resources than the Company has, in the future the Company may not be able to acquire attractive properties on terms it considers acceptable.

Furthermore, in raising capital and attracting talented mining and resource exploration professionals, we compete with other resource companies, many of whom have greater financial resources and/or more advanced properties that are better able to attract greater interest or may be (or may be perceived to involve) less risk.

Finally, our business is to search for mineral resource deposits, the value of which fluctuates in line with market values for those resources. Factors beyond our control that relate primarily to international economic conditions may affect the marketability of mineral deposits delineated or mined by us.

Government Regulation

There are several governmental regulations that materially restrict the exploration for minerals, and the extraction of minerals and any related mining activities, in Canada and in the Northwest Territories. The Company will be subject to the mining laws and regulations in force in Canada and in the Northwest Territories (as well as any other jurisdiction wherein a future-acquired property is located). In order to comply with applicable regulations, the Company may be required to obtain work permits, post bonds and perform remediation work for any physical disturbance to land. As a general matter, management of the Company will attempt to ensure that all budgets for exploration programs include a contingency for regulatory compliance.

Employees

On December 31, 2010, the Company did not have any part-time or full-time employees.

Available Information

The Securities and Exchange Commission, or the SEC, maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.

ITEM 1A.

RISK FACTORS

An investment in our Company is highly speculative in nature and involves an extremely high degree of risk. The following risk factors should therefore be considered when evaluating an investment in the Company.

We are a development stage company with a limited operating history and may never be able to effectuate our business plan or achieve sufficient revenues or profitability; at this stage of our business, even with our good faith efforts, potential investors have a high probability of losing their entire investment.

We are subject to all of the risks inherent in a development stage company. In particular, potential investors should be aware that we have not proven that we can:

  raise sufficient capital in the public and/or private markets;
  have access to a line of credit in the institutional lending marketplace for the expansion of our business;
  respond effectively to competitive pressures; or
  recruit and build a management team to accomplish our business plan.

Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a new business, and our Company is a highly speculative venture involving significant financial risk.

We have a limited track record that would provide a basis for assessing our ability to conduct successful business activities. We may not be successful in carrying out our business objectives.

The revenue and income potential of our proposed business and operations are unproven as a limited operating history makes it difficult to evaluate the future prospects of our business. There is limited information at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Accordingly, we have a limited track record of successful business activities, strategic decision making by management, fund-raising ability, and other factors that would allow an investor to assess the likelihood that we will be successful in marketing our services. As such, there is a substantial risk that we will not be successful in generating sufficient operating revenues or in achieving profitable operations, irrespective of competition.

ITEM 2.

Properties~~.~~

On December 23, 2010, the Company entered into a mineral property acquisition agreement whereby the Company has purchased the mining lease for the property located 195 kilometers north-northwest of the City of Yellowknife, N.W.T, on the west shore of Damoti Lake in the Indin Lake Greenstone Belt and known as a claim BR2 (the “Carson property”). The term of the lease runs until June 30, 2024. The lease is registered at the Northwest Territories Mining Recorder as mining lease 3446 and covers an area of approximately 1,550 acres. See Exhibit 99.2.

ITEM 3.

Legal Proceedings~~.~~

We are currently not involved in any litigation that we believe could have a material adverse effect on our financial condition or results or operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of the Company , threatened against or affecting the Company or its common stock, or the directors or executive officers of the Company in their respective capacities as such with the Company.

ITEM 4.

Removed & Reserved

None~~.~~.

PART II
ITEM 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer

Purchases of Equity Securities~~.~~

Market Information

Our common stock is not trading on any stock exchange. We are not aware of any market activity in our stock since our inception and through the date of this filing.

Holders

As of April 15, 2011, there are 29 record holders of the Company’s issued and outstanding 265,190,416 shares of the common stock and three holders of the 240,000 preferred stock issued and outstanding which accrue cumulative 10% dividends annually on the issue price C$1.00 per share.

Dividend Policy

We have not declared or paid any cash dividends on our common stock or preferred stock and we do not intend to declare or pay any cash dividend in the foreseeable future. The payment of dividends, if any, is within the discretion of the Board of Directors and will depend on the Company’s earnings, if any, its capital requirements and its overall financial condition and such other factors as the Board of Directors may consider.

Securities Authorized for Issuance under Equity Compensation Plans

We do not have any equity compensation plans or any individual compensation arrangements with respect to our Common Stock or Preferred Stock. The issuance of any of our common or preferred stock requires the approval of, and is within the discretion of, our Board of Directors, which has the power to issue any or all of our authorized but unissued shares without stockholder approval.

Description of Registrant’s Securities

The authorized capital stock of our Company consists of 400,000,000 shares of common stock, par value $0.0001 per share, and 100,000,000 shares of preferred stock, par value $0.0001 per share of which there are as at year end 265,190,416 common stock and 240,000 preferred shares issued and outstanding.

All outstanding shares of common stock are of the same class and have equal rights and attributes. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

Preferred shares have the following rights, powers, and designations: non-voting, accrue cumulative 10% dividends per annum on the issue price, compounded annually, retractable for CAD$1, no entitlement to participate in the capital appreciation of the Corporation and rank first over common shares.

Recent Sales of Unregistered Securities

In April 2011, the Company will issue 1,000,000 shares of common stock to 2214098 Ontario Ltd. in consideration for the complete payment and settlement of indebtedness, in an amount equal to $98,450, owed by the Company to 2214098 Ontario Ltd.

Issuer Purchases of Equity Securities

None.

ITEM 6.

Selected Financial Data

As a smaller reporting company, we are not required to provide the information required by this item.

ITEM 7	Management's Discussion and Analysis of Financial Condition and Results of
Operations
Formatted: Indent: Left: 0", First line: 0"
The following discussion and analysis of our financial condition and results of operations should be read in		Formatted: RS Title No indent Bold Char
conjunction with our financial statements and related notes, included in Item 8 of this Report. Unless otherwise specified, all dollar amounts are U.S. dollars

Overview

On December 23, 2010, the Company. became a mineral exploration company through the acquisition of a mineral rights lease. Prior to December 23, 2010, we were a carbon based measuring company.

During the period from inception on July 10, 2009 until the change of control on June 4, 2010 the Company was inactive and incurred only minimal expenses. Subsequent to June 4, 2010, the Company has operated at a low level of activity and, other than the Consulting Agreements entered into on June 4, 2010 with Luc C.
Duchesne and Robert G. Cormier, has not entered into employment agreements with any individuals.

The Company’s business plan and objective after June 4, 2010 was to use certain licensed intellectual property to provide services and capitalize on opportunities relating to carbon trading, carbon sequestration, and other greenhouse gas emission control, offset and reduction programs. With the increasing importance of such programs, whether participation in them by businesses is voluntary or as a result of mandatory government regulations, at that time management of the Company believed there were opportunities for property owners and holders of timber harvesting rights to unlock the value of forested lands and other parcels of property as sources and generators of carbon credits.

The Company abandoned the carbon measuring business on December 23, 2010 upon termination of the license and consulting agreements. The results of discontinued operations included in the Company’s financial statements for the year ended December 31, 2010 reflect the activity in this exited business.

Recent Developments

In December, management retained an independent geological firm, Aurora Geosciences Inc, to visit the Carson property and write an evaluation report under Canada’s National Instrument 43-101(“NI 43-101”) guidelines. The author, a Qualified Person under NI 43-101, Dave White completed the report January 2011 and recommended futher exploration and a phased exploration budget. See Exhibit 99.2 to this annual report.

RESULTS OF OPERATIONS

Discontinued Operations

Revenues, Cost of Goods Sold

For the years ended December 31,

	2010	%Change	2009
Revenue	$130,186	N/M*	-
Cost of Goods Sold
Services	130,186	N/M*	-
Royalties	10,918	N/M*	-
Total Cost of Goods Sold	$141,104	N/M*	-

Gross Margin	$(10,918)	N/M*	-

*N/M - Not meaningful

Revenues

On July 1, 2010, the Company entered into a Master Service Agreement (the “Agreement”) with TransCanada Energy Ltd (“TCE”).

The Company was be engaged to provide TCE with services that were to include, but are not limited to, the following: •Organizing and sub-contracting external parties in connection with the planning, coordination and completion of aerial imagery sub-contracts; •Reviewing sub contract imagery deliverables and performing forest inventory work; •Creating carbon models based on forest inventory; •Creating carbon offset model; •Developing and refining offset project documents; •Creating and presenting information about projects to stakeholders; •Creating offset protocols/ methodologies; and •Conducting feasibility assessments.

During the year-ended December 31, 2010, revenues recognized from the services provided to TCE were $130,186.

Cost of Goods Sold

Cost of goods sold for the year ended December 31, 2010 consisted of costs directly related to providing the services to TCE from companies owned by Luc Duchesne and Robert Cormier. Included in cost of goods sold is the royalty fee paid in shares based on the terms of the technology license agreements June 4, 2010 to companies owned by Luc Duchesne and Robert Cormier.

Operating Expenses

For the years ended December 31,

	2010	%Change	2009

General and	$2,997	N/M*
administrative
Professional fees	89,725	512%
Consulting fees	88,707	N/M*
Interest Expense	2,826	N/M*
Stock-based	246,313	N/M*
compensation

Total operating expenses	430,568	N/M*

*N/M - Not meaningful

General and Administrative Expenses

General and administration expenses consist of fees incurred for bank charges, corporate filing fees and transfer agent fees. The 2010 costs are similar to those incurred in 2009.

Professional Fees

Professional fees consist of charges for legal services. The increase in 2010 is due to increased filing and disclosure costs as result of being SEC registrant for a full year, and also as a result of the Company commencing operations in 2010 and migrating or converting from a largely inactive shell company to a carbon based measuring company.

Consulting Fees

Consulting fees represent payments for consulting, support and development costs for the licensed technology that were issued to Luc Duchesne, Robert Cormier or companies owned by them. No such costs were incurred in 2009 since the business was a shell company at that time.

Interest

Interest expense represents interest accrued on loans from shareholders and other lenders during the year. In 2009, there was no interest payable on the single shareholder loan.

Stock-based compensation

Stock-based compensation expenses represent the value of the preferred shares issued to certain advisors for services provided in 2010, the value of common shares issued to Luc Duchesne and Robert Cormier for the signing of consultant agreements, for their director services and to other directors for their services. No such costs were incurred in 2009

Liquidity and Capital Resources
	As at December 31,
	2010	2009
Cash and cash equivalents	$24,786	-
Percentage of total assets	9%	-
Working capital deficiency	$(111,319)	$(12,946)

Financial Condition

The Company requires additional financing to cover costs that we expect to incur in 2011. We have been able to obtain financial support from loans. This will continue in 2011 until the Company is able to secure additional funding from equity financing through the sale of common stock or other securities. Future financings could result in significant dilution of existing stockholders. The Company currently earns no operating revenues. The Company’s ability to continue as a going concern is uncertain and is dependent upon the generation of profits from mineral properties, obtaining additional financing or maintaining continued support from its shareholders and creditors. In the event that additional financial support is not received or operating profits are not generated, the carrying values of the Company’s assets may be adversely affected. Current market conditions make the present environment for raising additional equity financing less favorable.

Future funding requirements will depend on many factors, including but not limited to:

  the geological merits of the Carson property
  results from Phase 1 – Geology program on the Carson property the geological merits of adjacent properties
  selling opportunity of the Carson property to a mineral exploration company or joint-venture and the acquisition of other potential mineral properties

Currently, our only asset and potential revenue generating product is our mineral option agreement. Further exploration is required in order to determine whether the asset can generate significant mineral revenues or be sold for a significant price.

The following financing transactions occurred in 2010 and generated cash proceeds or will generate cash proceeds:

  on June 4, 2010, the Company issued 50,000,000 common shares pursuant to a private placement (12,500,000 common shares to each investor) at a purchase price of C$0.0003 per share, payable by promissory notes (C$3,750 each promissory note);

  on June 4, 2010, the Company issued 96,000,000 common shares pursuant to a private placement to accredited investors at a purchase price of C$0.0003 per share for total proceeds of C$28,800;
  on July 8, 2010, the Company issued 550,000 common shares pursuant to a private placement to accredited investors at a purchase price of C$0.10 per share for total proceeds of C$55,000 two-year term loan of C$25,000 with interest accruing 1% per month shareholder loans have occurred with interest accruing 1% per month at various times through the year and will continue in 2011

Contractual Obligations and Contingencies

	Payments due by period
						More
		Less than				than 5
Contractual obligations	Total	1	year	1–3 years	3–5 years	years
Long-Term Debt - Mineral Acquisition	$100,000	$35,000		$30,000	$35,000	-
Long-Term Debt - Loan 2 year	31,000	-		$31,000	-	-

[Purchase Obligations]	-	-		-	-	-

Total	$131,000	$35,000		$61,000	$35,000	-

Off-Balance-Sheet Arrangements

As of December 31, 2010, we did not have any off-balance-sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to our intangible assets, uncollectible receivables, and stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Because this can vary in each situation, actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our audited consolidated financial statements.

Revenue Recognition

We recognize revenue when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products has occurred; (iii) the selling price is fixed or determinable; and (iv) collectability is reasonably assured. In addition, we comply with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," which sets forth guidelines in the timing of revenue recognition based upon factors such as passage of title, installation, payments and customer acceptance. Amounts received in excess of revenue recognizable under SAB No. 104 are deferred.

Valuation of Intangible and other Long-lived Assets.

We periodically assess the carrying value of intangible and other long-lived assets, which requires us to make assumptions and judgments regarding the future cash flows of these assets. The assets are considered to be impaired if we determine that the carrying value may not be recoverable based upon our assessment of the following events or changes in circumstances:

  the asset's ability to continue to generate income from operations and positive cash flow in future periods;
  loss of legal ownership or title to the asset;
  significant changes in our strategic business objectives and utilization of the asset(s); and
  the impact of significant negative industry or economic trends.

If the assets are considered to be impaired, the impairment we recognize is the amount by which the carrying value of the assets exceeds the fair value of the assets. Fair value is determined by a combination of third party sources and discontinued cash flows. In addition, we base the useful lives and related amortization or depreciation expense on our estimate of the period that the assets will generate revenues or otherwise be used by us. We also periodically review the lives assigned to our intangible assets to ensure that our initial estimates do not exceed any revised estimated periods from which we expect to realize cash flows from the technologies. If a change were to occur in any of the above-mentioned factors or estimates, the likelihood of a material change in our reported results would increase.

At December 31, 2010, the net book value of identifiable intangible assets that are subject to amortization totaled $199,960.

We determined that, as of December 31, 2010, there have been no significant events which may have affected the carrying value of the mineral acquisition right.

Stock-based Compensation

We use the fair value method to account for share-based payments.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

We do not have any market risk sensitive instruments at this moment.

ITEM 8. Financial Statements and Supplementary Data

The financial statement information, including the report of the independent registered public accounting firm, required by this Item 8 is attached as Exhibit 99.1 and is hereby incorporated into this Item 8 by reference.

ITEM 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Effective June 4, 2010, in connection with the change of control of the Company that occurred on that date, the Company changed auditors. Accordingly, the Company terminated its relationship with UHY LLP ("UHY") as independent registered public accounting firm for the Company. UHY, Southfield, Michigan, USA was previously engaged to audit our financial statements for the year ended December 31, 2009. The decision to change accountants was approved and ratified by the Company’s Board of Directors. The report of UHY on the financial statements of the Company for the year ended December 31, 2009 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principle, except for an explanatory paragraph relative to the Company’s ability to continue as a going concern. Additionally, since the inception of the Company in July 2009, in the 2009 fiscal year and in any subsequent interim period there were no disagreements with UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

While UHY was engaged by the Company, there were no disagreements with UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure with respect to the Company, which disagreements if not resolved to the satisfaction of UHY would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Company’s financial statements for the fiscal year ended December 31, 2009.

The Company provided UHY with a copy of the disclosures to be included in item 4.01 of this current report on Form 8-K and requested that UHY furnish a letter addressed to the Securities and Exchange Commission stating whether or not UHY agrees with the foregoing statements. A copy of the letter from UHY to the Commission, dated June 4, 2010, is attached as Exhibit 16.01 on the Report on Form 8-K.

The Company engaged Soberman, LLP, of Toronto, Ontario, Canada as the Company’s independent registered public accounting firm as of June 4, 2010.

On March 11, 2011, the “Company” dismissed Soberman LLP ("Soberman"). The Company had engaged Soberman to audit its financial statements for the year ended December 31, 2010. The decision to change accountants was approved and ratified by the Company’s Board of Directors. No report on the financial statements of the Company was delivered by Soberman, and therefore there were no reports by Soberman to the Company and/or its management containing an adverse opinion or disclaimer of opinion, nor were there any reports delivered that were qualified or modified as to uncertainty, audit scope, or accounting principle. Additionally, since having engaged Soberman on June 4, 2010, no disagreements arose between Soberman and the Company (and/or its management) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure with respect to the Company, which disagreements if not resolved to the satisfaction of Soberman would have caused it to make reference to the subject matter of the disagreements in connection with any report on the Company’s financial statements for any period audited by Soberman.

The Company provided Soberman with a copy of the disclosures to be included in Item 4.01 of the Report on Form 8-K and requested that Soberman furnish the Company with a letter addressed to the Commission stating whether or not Soberman agrees with the foregoing statements. A copy of the letter from Soberman to the Commission, dated March 29, 2011, is attached to the Report on Form 8-K filed by the Company on April 4, 2011.

~~.~~

ITEM 9A. Controls and Procedures~~.~~ a) Evaluation of Disclosure Controls and Procedures

~~An evaluation was carried out by our President and Chief Financial Officer of the effectiveness of our~~We maintain disclosure controls and procedures (as defined in Exchange Act ~~Rules~~Rule 13a-15(e~~) and 15d-15(e)). Based upon~~)) that ~~evaluation, the President and Chief Financial Officer concluded that, as of the end of the period covered in this report, the disclosure controls and procedures were not effective~~are designed to ~~ensure~~assure that information required to be disclosed in ~~reports filed under the Securities~~ our Exchange Act ~~of 1934~~ reports is recorded, processed, summarized and reported within the ~~required~~ time periods ~~and~~ specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to ~~our~~ management ~~as~~ , including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required ~~disclosure.~~

~~Management does not expect that its disclosure controls and procedures or its internal controls will prevent all error or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. To address the material weaknesses, management performed additional analysis and other post-closing procedures in an effort to ensure its financial statements included in this annual report have been prepared in accordance with generally accepted accounting principles. Accordingly, management believes that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.~~

~~Management’s Report on Internal Control Over Financial Reporting.~~

~~Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in~~disclosures. As required by Exchange Act Rule 13a-15(~~f) under the Securities Exchange Act, as amended. Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2010. In making this assessment, our management used the criteria set forth~~ b), as of the end of

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the period covered by ~~the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses were identified.~~

~~As of December 31, 2010, the Company (as a company in the development stage) did not have any staff including trained accounting staff, adequate~~this report, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures and concluded that our disclosure controls and procedures were ineffective as of the date of the original filing of this Form 10-K and remain ineffective as of the date of filing of this amended 10-K due to limited accounting and reporting personnel, inadequate accounting policies and procedures, ~~an advanced accounting system,~~ and a lack of segregation of duties~~. This resulted in inconsistent practices which impacted timely financial reporting.~~

~~Because of these material weaknesses, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2010, based on the criteria established in "Internal Control-Integrated Framework" issued by the COSO.~~

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~~To address these material weaknesses, the Chief Financial Officer will be reviewing the company’s staffing requirements, implementing proper accounting policies~~ due to limited financial resources and the size of our company. We will need to adopt additional disclosure controls and procedures prior to commencement of material operations. Consistent therewith, on an on-going basis we will evaluate the adequacy of our controls and procedures ~~and developing an efficient back end office using well known software applications based on resources~~.

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~~This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.~~

b) Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the last fiscal quarter covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.

Other Information~~.~~

None.

PART III
ITEM 10.	Directors, Executive Officers and Corporate Governance
.
			Date assumed
Name	Position	Age	Executive
			Officer,
			Director Position

Ben Fuschino	Director	49	December 23, 2010
Ryan Bignucolo	Director, President, Secretary	37	December 23, 2010
Ben Ward	Director	30	June 4, 2010
	Chief Financial Officer, Treasurer		December 23, 2010

The Company’s officers will not be paid any remuneration for their service, although the Board of Directors may determine to authorize the accrual of payments which would then be paid or otherwise satisfied in the future. The current members of the Board of Directors will serve for an indeterminate term, until the next meeting of the shareholders of the Company or until they resign (if sooner).

ITEM 11.	Executive Compensation~~.~~
Name	Position	Compensation

Ryan Bignucolo	Director, President, Secretary	Nil
Ben Ward	Chief Financial Officer	$600 based on the value of 2,000,000 common shares issued
for director services in 2010
.

ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters~~.~~
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of	Percent of
		Beneficial Ownership	Class
Common Shares	Ryan Bignucolo, 1 Richard St, Chapleau,	58,000,000	21.87%
	Ontario, P0M 1K0
Common Shares	Ben Fuschino, 883 Isabel St. Woodstock,	52,000,000	19.61%
	Ontario, N4S 2A7
Common Shares	Ben Ward, 115 Syndenham St, Dundas,	8,000,000	3.02%
	Ontario L9H 2V5
Common Shares	Management as a Group	118,000,000	44.5%

ITEM 13.	Certain Relationships and Related Transactions, and Director Independence~~.~~

During the year, the Company has entered into licensing agreements with related companies, owned by former Directors, Luc C. Duchesne and Robert G. Cormier. The Company paid 37,500,000 common shares, with value of $10,918 as royalty fee for these two license rights.

During the year, the Company paid services fee of $130,186 (which was accounted for as cost of goods sold) to a related company owned by former Director, Robert G. Cormier.

During the year, the Company paid consulting fees of $61,533 to two former directors, Luc C. Duchesne and Robert G. Cormier.

During the year, the Company received loans from a current director or a company owned by a current director, Ben Fuschino. The loans accrue interest at 1% per month. At year end, the balance due was $15,000.

During the year, the Company entered into an advisor agreement that provided a current director, Ben Fuschino, 60,000 preferred shares valued at $57,738 for services provided up to date and to year end.

ITEM 14.	Principal Accounting Fees and Services~~.~~
		2010		2009
Audit Fees		$11,624	*	$3,500
Audit-Related Fees		-		-
*excludes fees incurred in 2011 related to the 2010 audit

PART IV

ITEM 15. Exhibits, Financial Statement Schedules

(a)	The following documents are filed as part of the report:
	(1)	Financial Statements included in Part II of this report are attached hereto as Exhibit 99.1 to this report.
	(2)	Financial Statement Schedules are attached hereto as Exhibit 99.1 to this report.
	(3)	List of exhibits required by Item 601 of Regulation S-K. See part (b) below.
(b)	Exhibits: The following exhibits are filed as a part of this report:

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Exhibit

Exhibit Description

Incorporated by Reference

Number

3.1	Articles of Incorporation	Exhibit 3.1 to the Registrant’s Registration
Statement on Form 10-12G filed with the
Commission October 28, 2009

3.2	By-Laws of the Registrant	Exhibit 3.2 to the Registrant’s Registration
Statement on Form 10-12G filed with the
Commission October 28, 2009

3.3	Certificate of Amendment to the Articles of	Graphic Exhibit to the Registrant's Current
	Incorporation – Change in name to Bio-Carbon	Report on Form 8-K filed with the
	Systems International	Commission on June 7, 2010

10.1	Mineral property acquisition agreement with	Exhibit 10.01 to the Registrant's Current
	2214098 Ontario Ltd	Report on Form 8-K filed with the
Commission on December 23, 2010

10.2	Master Supply Agreement with TransCanada	Exhibit 99.1 to the Registrant's Current
	Energy Ltd	Report on Form 8-K/A filed with the
Commission on July 13, 2010

10.3		License Agreement with GSN Dreamworks	Exhibit 10.01 to the Registrant's Current
Report on Form 8-K filed with the
Commission on November 18, 2010

10.4		License Agreement with R&B Cormier	Exhibit 10.02 to the Registrant's Current
		Enterprises	Report on Form 8-K filed with the
Commission on November 18, 2010

10.5		Consulting Agreement with Luc Duchesne	Exhibit 10.03 to the Registrant's Current
Report on Form 8-K filed with the
Commission on November 18, 2010

10.6		Consulting Agreeement with Rob Cormier	Exhibit 10.04 to the Registrant's Current
Report on Form 8-K filed with the
Commission on November 18, 2010

10.7		Preferred Shares Agreement for Services	Exhibit 10.7 to the Registrant’s Annual
		Rendered – John Wilkes	Report on Form 10-K filed with the
Commission on April 15, 2011

10.8		Preferred Shares Agreement for Services	Exhibit 10.8 to the Registrant’s Annual
		Rendered – Drew Currah	Report on Form 10-K filed with the
Commission on April 15, 2011

10.9		Preferred Shares Agreement for Services	Exhibit 10.9 to the Registrant’s Annual
		Rendered – Scott Keevil	Report on Form 10-K filed with the
Commission on April 15, 2011

10.10		Preferred Shares Agreement for Services	Exhibit 10.10 to the Registrant’s Annual
		Rendered – Ben Fuschino	Report on Form 10-K filed with the
Commission on April 15, 2011

16.1		Change in Registrant’s Certifying Accountant	Exhibit 16.01 to the Registrant's Current
Report on Form 8-K filed with the
Commission on April ~~4~~15, 2011

16.2		Change in Registrant’s Certifying Accountant	Graphic Exhibit to the Registrant's Current
Report on Form 8-K filed with the
Commission on June 7, 2010

31.1		CEO's Certification required by Rule 13A-14(a)
of the Securities Exchange Act of 1934.

31.2		CFO's Certification required by Rule 13A-14(a)
of the Securities Exchange Act of 1934.

32.1	CEO's Certification of periodic financial reports
pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002, U.S.C. Section 1350.

32.2	CFO's Certification of periodic financial reports
pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002, U.S.C. Section 1350.

99.1	Financial Statements		Exhibit 99.1 to the Registrant’s Annual
Report on Form 10-K filed with the
Commission on April 15, 2011

99.2	43-101 Technical Report – Carson Property		Exhibit 99.2 to the Registrant’s Annual
Report on Form 10-K filed with the
Commission on April 15, 2011

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: ~~April 15~~July 22, 2011		~~Bio-Carbon Systems International~~Joshua Gold
Resources Inc.
		By:	/s/ ~~Ryan Bignucolo~~Benjamin Ward
Benjamin Ward~~Ryan Bignucolo~~

President, CEO, CFO and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.
Dated: ~~April 15~~July 22, 2011		By:	/s/ ~~Ryan Bignucolo~~Benjamin Ward
~~Ryan Bignucolo~~
Benjamin Ward
President, CEO, CFO and Director

Dated: April 15, 2011		By:	/s/ Ben Ward
Ben Ward
July 22~~Director~~
~~Dated: April 15~~, 2011		By:	/s/ Ben Fuschino
Ben Fushino
Director
Formatted: Font: Not Bold, Condensed by 0.3
Dated: July 22, 2011		By:	/s/ Ryan Bignucolo	pt
			Ryan Bignucolo	Formatted: Signature Line 2-col, Indent: First
line: 3.81", Line spacing: Multiple 0.96 li

Director

Formatted: Font: 11 pt, Condensed by 0.3 pt
Formatted: Signature Line 2-col, Indent: First
line: 3.81", Line spacing: Multiple 0.96 li

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Formatted: Font: Times New Roman, 10 pt,
	FORM 10-Q/A	Bold

(Amendment No. 2)

[X]	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the quarterly period ended June 30, 2010

OR

[ ]	TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT
OF 1934

Commission file number: 000-53809

~~BIO-CARBON SYSTEMS INTERNATIONAL~~JOSHUA GOLD RESOURCES INC.

(f/k/a Bio-Carbon Systems International Inc.)
(Exact name of registrant as specified in its charter)

Nevada	27-0531073
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

123 March Street, Suite 202, Sault Ste Marie, Ontario, Canada P6A 3V7

(Address of principal executive offices, including zip code.)

(705) 253-5096

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting Company. See the definitions of “large accelerated filed,” “accelerated filer” and “smaller reporting Company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ] Non-accelerated filer [ ] (Do not check if a smaller reporting Company)	Accelerated filer [ ] Smaller reporting Company [X]

Indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act. Yes [ ] No [X] Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date: As of August 13, 2010, the issuer had 265,190,416 shares of common stock outstanding.

{00205188. }

2

FORWARD-LOOKING STATEMENTS

This Form 10-Q/A for the quarterly period ended June 30, 2010 contains forward-looking statements that involve risks and uncertainties. Forward-looking statements in this document include, among others, statements regarding our capital needs, business plans and expectations. Such forward-looking statements involve assumptions, risks and uncertainties regarding, among others, the success of our business plan, availability of funds, government regulations, operating costs, our ability to achieve significant revenues, our business model and products and other factors. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential” or “continue”, the negative of such terms or other comparable terminology. In evaluating these statements, you should consider various factors, including the assumptions, risks and uncertainties set forth in reports and other documents we have filed with or furnished to the SEC. These factors or any of them may cause our actual results to differ materially from any forward-looking statement made in this document. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events, our actual results will likely vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. The forward-looking statements in this document are made as of the date of this document and we do not intend or undertake to update any of the forward-looking statements to conform these statements to actual results, except as required by applicable law, including the securities laws of the United States.

3

GENERAL MATTERS

~~This quarterly report on Form 10-Q/A amends and restates a quarterly report on Form 10-Q previously filed by Bio- Carbon Systems International Inc. (f/k/a ABC Acquisition Corp. 1501), and the information and disclosure provided herein is provided as of August 13, 2010, the date of that original report.~~

Formatted: Centered

Our common stock is subject to the "penny stock" rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted certain rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are applicable to "penny stocks". For the purposes relevant to us, a “penny stock” is any equity security that has a market price of less than $5.00 per share or has an exercise or conversion price of less than $5.00 per share, subject to certain exceptions, constitutes a "penny stock". For any transaction involving a penny stock, unless exempt, the rules require:

  that a broker or dealer approve a person's account for transactions in penny stocks;
  the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased; and
  that a broker or dealer provide certain detailed market information about the market for the applicable company’s securities.

In order to approve a person's account for transactions involving penny stocks, the broker or dealer must:

  obtain financial information, investment experience and investment objectives of the person; and
  make a reasonable determination that the proposed transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form:

  sets forth the basis on which the broker or dealer made the suitability determination; and
  that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Following a transaction, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and depress the market value of our stock.

There are additional risks of investing in penny stocks whether in public offerings or in secondary trading, relating to commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

4

FORM 10-Q/A
QUARTER ENDED JUNE 30, 2010
PART I
FINANCIAL INFORMATION
Item 1. Financial Statements (Unaudited)	Page
Balance Sheets as of June 30, 2010 and December 31, 2009	4
Statements of Operations for the periods ended June 30, 2010	5
Statements of Cash Flows for the periods ended June 30, 2010	6
Selected notes to financial statements	7
Item 2. Management’s Discussion and Analysis of Financial Condition and Results	12
of Operations
Item 3. Quantitative and Qualitative Disclosures About Market Risk	15
Item 4. Controls and Procedures	15

5

Item 1: Financial Statements

~~Bio-Carbon Systems International~~Joshua Gold Resources Inc.

Unaudited Balance Sheets

As at June 30, 2010 and December 31, 2009

		June 30,		December 31,
		2010		2009
		(Unaudited)		(Audited)
		(in C$)		(restated in C$)

Current Assets:
Cash and cash equivalents		$12,987		$-
Restricted cash (note 8)		55,000		-
Amounts receivable		423		-
Notes receivable (note 6a)		15,000		-
Prepaid technology royalties (note 7)		11,250		-
Other prepaid fees		1,577		-
Total Current assets		96,237		-

Technology license rights (note 7)		236,581		-

Total Assets		$332,817		$0

Current Liabilities
Accounts payable and accruals		$70,225		$3,096
Due to shareholders/officers		10,606		10,510

Total Current Liabilities		80,831		13,606

Shareholders’ Equity (Deficit)
Common shares(note 6a)		72,928		3,679
Shares to be issued (note 8)		55,000		-
Cumulative translation adjustment		(664)		(39)
Preferred shares (note 6b)		240,000		-
Accumulated deficit		(115,277)		(17,645)
Total Shareholders’ Equity (Deficit)		251,986		(13,966)

Total Liabilities & Shareholders’		332,817		0
Equity (Deficit)	$		$

See accompanying notes to the unaudited financial statements.

6

~~Bio-Carbon Systems International~~Joshua Gold Resources Inc.

	Unaudited Statements of Operations
	For the Periods Ended June 30, 2010

	(Unaudited)

	For The	For The
	Three Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2010	2010
	(in C$)	(in C$)

Revenue	$-	$-

Operating expenses
General and administrative	28,926	30,089
Professional fees	51,418	64,248
Foreign currency translation	0	(124)
adjustment
Total operating expenses	83,345	94,213

Amortization of Technology	3,419	3,419
license rights (note 7)

Net loss	$86,764	97,632

Weighted average number
of shares outstanding – basic
and diluted	100,573,923	67,969,613
Net loss per share -
basic and diluted	$-	-

See accompanying notes to the unaudited financial statements.

7

~~Bio-Carbon Systems International~~Joshua Gold Resources Inc.

Unaudited Statements of Cash Flows

For the Periods Ended June 30, 2010

(Unaudited)

	For the	For the
	3 Months	6 Months
	Ended	Ended
	June 30, 2010	June 30, 2010
	(in C$)	(in C$)
Cash Flows Used in Operating
Activities
Net loss	$(86,764)	$(97,632)
Adjustments to reconcile net loss to net
cash used in operating activities
Amortization of license rights	3,419	3,419
Changes in operating assets and liabilities:
Amounts receivable	(423)	(423)
Prepaid expenses and deposits	(12,827)	(12,827)
Payables and accruals	53,482	67,129
Due to shareholder	450	96
Net cash used in operating activities	(39,663)	(40,238)

Cash Flows Used in Investing Activities
Increase in technology rights asset	(240,000)	(240,000)
Net cash used in investing activities	(240,000)	(240,000)

Cash Flows From Financing Activities
Issuance of common and preferred	308,850	308,850
shares
Increase in Notes receivable	(15,000)	(15,000)
Net cash provided by financing activities	293,850	293,850

Net increase in cash from operations	14,187	13,612
Effects of foreign exchange on cash	(1,200)	(625)
Cash, beginning of period	-	-
Cash, end of period	$12,987	$12,987

See accompanying notes to the unaudited financial statements.

8

~~Bio-Carbon Systems International~~Joshua Gold Resources Inc.

Notes to the Financial Statements June 30, 2010 (Unaudited)

1. Basis of Presentation

The accompanying unaudited interim financial statements of ~~Bio-Carbon Systems International~~Joshua Gold Resources Inc. (until June 4, 2010 known as ABC Acquisition Corp. 1501, collectively referred to herein as “~~Bio-Carbon Systems International~~Joshua Gold Resources Inc.”, “BCSI”, or the “Company”), have has been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission, and should be read in conjunction with the audited financial statements for the period ended December 31, 2009 and notes thereto contained in the Company’s Form 10-K filed with the SEC on April 6, 2010, as well as the unaudited financial statements for the period ended March 31, 2010 and notes thereto contained in the Company’s Form 10-Q filed with the SEC on May 17, 2010. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for fiscal 2009 as reported in the form 10-K have been omitted.

All $ references herein refer to Canadian dollars (“C$”) unless otherwise specified. See also note 3.

2.	Going Concern

Planned principal activities have begun, but ~~Bio-Carbon Systems International~~Joshua Gold Resources Inc. has not generated any revenues to June 30. 2010. The Company had a net loss for the six months ended June 30, 2010 of $97,632 and had an accumulated deficit of $115,277 at June 30, 2010. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Continuation of ~~Bio-Carbon Systems International~~Joshua Gold Resources Inc.’s existence depends upon its ability to obtain additional capital. Management’s plans in regards to this matter including raising additional equity financing in 2010 and borrowing funds under a private credit facility and/or other credit sources. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.	Change in Functional and Reporting Currency

Effective June 4, 2010 the Company’s functional currency changed from the US dollar to the Canadian dollar. The Company went through a change in control effective June 4, 2010 and the shares of the Company then outstanding were acquired by a group based in Ontario, Canada. At June 4, 2010 and subsequent to that date, the Company has raised equity and conducted the majority of its business in Canadian dollars (“C$”). As a result, the Company has changed both its functional currency and its reporting currency from the US$ to the C$ effective June 4, 2010. Historical amounts have been restated into C$ using the average US$/C$ exchange rate for Income statement items and using the balance sheet date exchange rates for Balance Sheet items.

Concurrent with the change in functional currency, effective June 4, 2010, the Company changed its reporting currency from the United States (“US$”) to the Canadian dollar (“C$”) dollar. Prior to June 4, 2010, the Company reported in US$. In accordance with EIC-130, “Translation Method When the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency” the financial statements for all periods presented have been translated into the new reporting currency using the current rate method. Under this method, the statements of operations and cash flows for each quarter have been translated into the reporting currency using the

9

average exchange rates prevailing during each reporting period (2010 – 1.0334; 2009 – 1.0729) and all assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet dates (June 30, 2010 – 1.0606; December 31, 2009 – 1.0510).

4. Significant Accounting Policies

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Income Taxes

The Company accounts for income taxes under the asset and liability method, where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

At June 30, 2010, there were no uncertain tax positions that require accrual.

Net Loss Per Share

Basic loss per share is computed by dividing net income, or loss, by the weighted average number of shares of common stock outstanding for the period. Diluted earnings (loss) per share is computed by dividing net income, or loss, by the weighted average number of shares of common stock outstanding for the period.

As of June 30, 2010 and March 31, 2010, basic and diluted loss per share was the same as there were no outstanding instruments having a dilutive effect.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

Foreign Currency Translation

The majority of the Company’s business is transacted in Canadian dollars (“C$”) and accordingly, the financial statements have been expressed in that currency (see note 3). The Company uses the temporal method to translate its operating results. Under this method, monetary assets and liabilities denominated in currencies other than the C$ are translated into C$’s at the exchange rate prevailing at the balance sheet date; non-monetary assets and liabilities denominated in a foreign currency are translated using the exchange rate at the transaction date. Foreign exchange gains and losses are included in earnings.

10

5. Related Party Transactions

On June 4, 2010, ABC Acquisition Corp. 1501 (the “Company”, “we” or “us”) entered into a license agreement (the “Cormier License”) with R&B Cormier Enterprises Inc. (“Cormier Enterprises”), an Ontario corporation, pursuant to which Cormier Enterprises granted us an exclusive, non-transferable and irrevocable right to develop and commercialize certain intellectual property that we will use in conducting airborne and other surveys of forested lands in areas that are difficult to access. Those surveys would be conducted in a statistically verifiable process that is designed to be employed for use in carbon trading programs to assess the value (and potential value) of the surveyed lands as carbon sequestration land parcels in carbon trading, carbon sequestration, and other greenhouse gas emission control, offset and reduction programs. Pursuant to the Cormier License, we are required to pay a royalty of 2.5% on any revenue earned by the Company from the use of the Cormier License. In addition, under the agreement we have pre-paid the royalty on the first $225,000 of revenue to be earned under the Cormier License by issuing 18,750,000 of the Company’s common shares to Cormier Enterprises at a value of $0.0003/share.

On June 4, 2010, we also entered into a license agreement (the “GSN License”) with GSN Dreamworks, Inc. (“GSN”), an Ontario corporation, pursuant to which GSN granted the Company an exclusive, non-transferable and irrevocable right to develop and commercialize certain intellectual property that we will use in quantifying the value of forested lands and other parcels of property within the context of carbon trading programs, wherein such lands are expected to have value (that is currently unrealized) as carbon sequestration land parcels in carbon trading, carbon credit, and other greenhouse gas emission control, offset and reduction programs. Pursuant to the GSN License, we are required to pay a royalty of 2.5% on any revenue earned by the Company from the use of the GSN License. In addition, under the GSN License we have pre-paid the royalty on the first $225,000 of revenue to be earned under the GSN License by issuing 18,750,000 of our common shares to GSN at a value of $0.0003/share.

To facilitate the use of the Cormier License and GSN License, the Company entered into consulting agreements with Luc C. Duchesne and Robert G. Cormier (the “Consulting Agreements”), pursuant to which Mr. Duchesne and Mr. Cormier will provide the Company with management and advisory services with respect to the intellectual property licensed to the Company under those licenses. Further to those agreements, Luc Duchesne has been appointed the Chief Executive Officer, President and Treasurer/Chief Financial Officer of the Company, and Mr. Cormier has been appointed the Chief Operating Officer and Secretary of the Company. As consideration for agreeing to make their services available, we agreed to make a one-time payment of $9,125 to each of them, payable as to $3,500 in cash as to the remaining $5,925 in the form of 19,750,000 common shares valued at $0.0003 per share (for a total payment of $11,300 paid through the issuance of 39,500,000 common shares). In addition to these payments, we agreed that we would pay additional remuneration to these individuals for their on-going services, likely in the form of a monthly cash payment that would be established and would commence after the Company has commenced more regular business operations.

These Consulting Agreements have a term of 3 years. However, we may elect to terminate the agreements at any time upon notice. In addition, under these agreements Mr. Duchesne and Mr. Cormier agreed that any intellectual property arising from or included to in any modifications or improvements to the licensed technology and intellectual property, or to any other rights owned, licensed or used by the Company, will be owned by us, and they assigned to the Company any interest they may have therein.

Cormier Enterprises is wholly owned by Mr. Cormier and his spouse. GSN is wholly owned by Mr. Duchesne.

Currently Mr. Duchesne and Mr. Cormier also serve as the directors of the Company.

11

During the three months ended June 30, 2010, the Company paid a total of $8,352 to GSN Dreamworks Inc., a company controlled by the Company’s CEO as reimbursement for expenses incurred on behalf of ~~Bio-Carbon Systems International~~Joshua Gold Resources Inc. No salaries were paid or accrued to any of the executives.

6. Shareholders’ Equity

The authorized capital stock of our Company consists of 400,000,000 shares of common stock, par value $0.0001 per share, of which there are 264,500,000 issued and outstanding as at June 30, 2010, and 100,000,000 shares of preferred stock, par value $0.0001 per share, of which 240,000 shares have been designated and issued as Class A Preferred Shares (non-convertible by their terms) as at June 30, 2010.

a) Common Shares

	Number of
	Common
	Shares Issued	$ Amount

Balance as of December 31, 2009	35,000,000	4,078

Issued for Directors’ services at $0.0003 per share	6,500,000	1,950
Issued at $0.0003 per share for prepayment of technology
licenses royalties	37,500,000	11,250
Issued at $0.0003 per share for prepayment of consulting
services	39,500,000	11,850
Issued in a private placement at $0.0003 per share in	50,000,000	15,000
exchange for notes receivable
Issued in a private placement at $0.0003 per share in	96,000,000	28,800
exchange for cash

Balance as of June 30, 2010	264,500,000	$72,928

b) Class A Preferred Shares

	Number of
	Preferred
	Shares Issued	C$ Amount

Balance as of December 31, 2009	-	-

Class A Preferred Shares issued for services at C$1.00 per	240,000	240,000
share

Balance as of June 30, 2010	240,000	$240,000

The Class A Preferred Shares were issued for C$1.00 per share, are non-participating and non-voting and accrue cumulative interest at the rate of 10% per annum. The Company may retract the shares at any time upon the payment of C$1.00 per share plus any accrued but unpaid interest. In the event of any wind-up of the Company, the Class A Preferred Shares have a priority distribution equivalent to C$1.00 per share plus any accrued but unpaid interest before any distribution to the common shareholders.

12

7. Technology Licenses

On June 4, 2010, the Company entered into two license agreements with related parties (the “Licensors”) to acquire exclusive, non-transferable and irrevocable rights to develop and commercialize certain intellectual property that is to be used in conducting airborne and other surveys of forested lands and quantifying the value of forested lands and other parcels of property within the context of carbon trading programs. The licenses require the Company to pay a royalty of 2.5% to each of the two license holders on sales resulting from the use of the technologies (the “Royalties”). The Company paid $240,000 to certain advisors in the form of 240,000 Class A Preferred Shares (non-convertible) of the Company at an issue price of $1.00 per share (see note 6b). The Company also made a prepayment of $11,250 of the Royalties to the Licensors in the form of 37,500,000 common shares at a deemed price of $0.0003 per share.

The Company has deemed the value of the License to be $240,000 and that amount has been capitalized on the balance sheet as a long-term asset. The Company is amortizing this amount on a straight line basis over the first five year term of the Licenses.

8. Subsequent Events

Effective July 1, 2010, the Company entered into a Master Supply Agreement with Trans Canada Energy Ltd (“TCE”) to provide carbon analysis and management services on an as-needed basis. The term of the agreement expires on April 2013. The Company received an advance payment of $27,000 in July related to this contract.

Also during July 2010, the Company closed a private placement for 550,000 common shares at a subscription price of $0.10 per share for total cash proceeds of $55,000. These funds are shown on the balance sheet as “Restricted cash” and the shares are disclosed as “Shares to be issued”. It is possible that a finder’s fee of $5,500 related to this private placement is due, although this matter is under discussion. The Company also settled certain payables of $14,042 for shares at $0.10 per share by issuing 140,416 common shares.

In July 2010, ~~Bio-Carbon~~the Company borrowed $25,000 from a private lender incorporated in Panama. The loan bears interest at 1% per month until repaid, and has a term of two years. The loan can be repaid (with accrued interest) at any time.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation. Shareholders’ Equity

Joshua Gold Resources Inc. (formerly known as Bio-Carbon Systems International Inc~~. (formerly known as ABC~~

~~Acquisition Corp. 1501)~~.) was incorporated on July 10, 2009 as a “shell Company” or “blank check” corporation and on May 20, 2010 the Company was sold to a new shareholder. On June 4, 2010 control of the Company was sold to a new group of shareholders (the “New Controlling Shareholders”), the corporation’s name was changed to Bio-Carbon Systems International Inc., and the Company entered into certain License and Consulting Agreements with individuals and/or entities controlled by individuals that comprise the New Controlling Shareholders. Having obtained these licenses and considering the Company’s plan for the development of its business using the licensed technology, on June 4, 2010 the Company ceased being a blank check Company and a shell Company.

During the period from inception on July 10, 2009 until the change of control on June 4, 2010 the Company was inactive and incurred only minimal expenses. Subsequent to June 4, 2010, the Company has operated at a low level of activity and, other than the Consulting Agreements entered into on June 4, 2010 with Luc C. Duchesne and Robert G. Cormier, has not entered into employment agreements with any individuals.

The Company’s business plan and objective is to use the licensed intellectual property to provide services and capitalize on opportunities relating to carbon trading, carbon sequestration, and other greenhouse gas emission control, offset and reduction programs. With the increasing importance of such programs, whether participation in them by businesses is voluntary or as a result of mandatory government regulations, we believe there are

13

opportunities for property owners and holders of timber harvesting rights to unlock the value of forested lands and other parcels of property as sources and generators of carbon credits.

Plan of Operations

The Company plans to use its licensed intellectual property and technology to conduct airborne and other surveys of forested lands in areas that are difficult to access. Those surveys would be conducted in a statistically verifiable process designed for use in carbon trading programs to assess the value (and potential value) of the surveyed lands as carbon sequestration land parcels in carbon trading, carbon sequestration, and other greenhouse gas emission control, offset and reduction programs. The Company may also improve the intellectual property, expand the Company’s services into complementary areas and pursue other business opportunities in carbon credit and trading and other areas that are brought to our attention. In addition, the Company may seek to use its licensed intellectual property (and any improvements thereon or derivations therefrom) to pursue opportunities relating to the bio-diversity of surveyed lands.

Limited Operating History; Need for Additional Capital

There is no historical financial information about us upon which to base an evaluation of our performance. Our assets and business have not yet generated substantial or recurring revenues. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources and possible cost overruns due to price and cost increases in services.

We will require additional financing to cover costs that we expect to incur over the next twelve months. We believe that debt financing will not be an alternative for funding our operations as we do not have tangible assets to secure any debt financing. We anticipate that additional funding will be in the form of equity financing from the sale of our common stock or other securities. However, we cannot provide any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund our plan of operations. In the absence of such financing, we will not be able to continue and our business plan will fail.

Results of Operations

Revenues

We have not generated any revenues from our operations during the three-month period ended June 30, 2010 or during the period since July 10, 2009 (inception).

Expenses

We incurred general administrative and professional expenses of $83,345 for the three-month period ended June 30, 2010, and $94,213 during the six month period ended June 30, 2010.

Liquidity and Capital Resources

As at June 30, 2010, we had cash of $12,987 held in trust for general corporate purposes plus $55,000 held in trust pending closing of the private placement (see also Subsequent Events, note 9).

14

Cash Used in Operating Activities

Net cash used in operating activities was $39,633 for the three-month period ended June 30, 2010. For the six month period from January 1, 2010 to June 30, 2010, net cash used in operating activities was $40,238.

Cash from Financing Activities

We have funded our business to date primarily from sales of our common stock. There are no assurances that we will be able to achieve further sales of our common stock or any other form of additional financing. If we are unable to achieve the financing necessary to continue our plan of operations, then we will not be able to continue our operations and our business will fail.

Going Concern

We are a development stage Company. In a development stage Company, management devotes most of its activities to developing a market for its products and services. Planned principal activities have begun, but we have not generated revenues to June 30, 2010.

Future Financing

We anticipate continuing to rely on equity sales of our common stock in order to continue to fund our business operations. Issuances of additional shares will result in dilution to our existing shareholders. There is no assurance that we will achieve any additional sales of our equity securities or arrange for debt or other financing to fund our planned operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Penny Stock Rule

The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on NASDAQ, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The shares offered by this prospectus constitute penny stock under the Exchange Act. The shares will remain penny stock for the foreseeable future. The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his or her investment. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in our company will be subject to rules 15g-1 through 15g-10 of the Exchange Act. Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which:

  contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
  contains a description of the broker's or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements;

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  contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the bid and ask price;
  contains a toll-free telephone number for inquiries on disciplinary actions;
  defines significant terms in the disclosure document or in the conduct of trading penny stocks; and
  contains such other information and is in such form (including language, type, size, and format) as the Commission shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer:

  with bid and offer quotations for the penny stock;
  the compensation of the broker-dealer and its salesperson in the transaction;
  the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
  monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling those securities.

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Item 3. Quantitative and Qualitative Disclosures About Market Risk.

As a smaller reporting company, we are not required to provide the information required by this item.

Item 4. Controls and Procedures.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer (as our chief executive officer and chief financial officer), to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, our Chief Executive Officer (who is the Company’s principal executive officer and principal financial officer) concluded that the Company’s disclosure controls and procedures, are effective at a reasonable assurance level. As of the end of the period covered by this report, and under the supervision and with the participation of management, including our Chief Executive Officer, who is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, an evaluation of the effectiveness of the design and operation of these disclosure controls and procedures was conducted. Based on this evaluation and subject to the foregoing, our Chief Executive Officer concluded that these controls are effective at a reasonable assurance level.

Changes in Internal Control Over Financial Reporting

During the period covered by this report, control and management of the Company was transformed and began

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operating as an active business (rather than a shell company). As such, there were significant changes in our internal controls during the period. For example, for the time being and until the operations of the Company make this impractical, all financial transactions involving the Company, including all payments and any incurring of liabilities, requires a signature from, or other approval from, the CEO or CFO of the Company. Furthermore, management believes that until the operations of the Company progress to the point where tight control impedes smooth operations, it will be appropriate and sufficient (from the perspective of internal controls over financial reporting) if approval of the CEO and CFO is required for transactions that are or are reasonably likely to require disclosure in the financial statements.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings.

We are not presently a party to any legal proceedings and, to our knowledge, no such proceedings are threatened or pending.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Since the inception, the Company sold the following unregistered securities:

~~·~~ • on July 10, 2009, the Company issued 35,000,000 common shares to Mr. Nitin Amersey, the sole director and officer of the Company, at a purchase price of ~~US~~$0.0001 per common share, for ~~the~~ aggregate proceeds of US$3,500;

~~·~~ • on June 3, 2010~~,~~ the Company issued 500,000 common shares to Mr. Ben Fuschino, at a deemed price of

C$0.0003 per common share, as an advance ~~payment~~ for ~~the services of~~his service as the sole director and officer of the Company;

~~·~~ • on June 3, 2010, the Company issued an aggregate total of 240,000 preferred shares ~~to four advisors~~ of the Company to John S. Wilkes, Penny Currah, Benedetto Fuschino and Scott Keevil, with each individual receiving 60,000 preferred shares of the Company, at a deemed price of C$1.00 per preferred share, for services rendered in connection with the transfer of intellectual property ~~to the Company;~~  ;

~~·~~ • on June 4, 2010, the Company issued 37,500,000 common shares pursuant to two license agreements (18,750,000 common shares to ~~each licensor)~~GSN Dreamworks Inc. and 18,750,000 common shares to R&B Cormier Enterprises Inc.) at a deemed price of C$0.0003 per common share, as prepayment of royalties related to exclusive technology licenses;

~~·~~ • on June 4, 2010, the Company issued an aggregate total of 39,500,000 common shares to two consultants (19,750,000 common shares to Mr. Luc C. Duchesne and 19,750,000 common shares to Mr. Robert G. Cormier~~, who serve as our officers (19,750,000 common shares to each officer~~) pursuant to consulting agreements, at a deemed price of C$0.0003 per common share for consulting services;

~~·~~ • on June 4, 2010, the Company issued an aggregate total of 6,000,000 common shares to the directors of the Company (2,000,000 common shares to Mr. Robert Cormier; 2,000,000 to Mr. Luc C. ~~each director~~Duchesne and 2,000,000 common shares to Mr. Benjamin Ward), at a deemed price of C$0.0003 ~~per share~~ as an advance payment for their service on the board for 2010;

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~~·~~	• on June 4, 2010, the Company issued an aggregate total of 50,000,000 common shares ~~pursuant to a~~

~~private placement (~~of the Company to John S. Wilkes, Penny Currah, Benedetto Fuschino and Scott Keevil, with each individual receiving 12,500,000 common shares ~~to each investor)~~of the Company, at a purchase price of ~~C~~$0.0003 per share, ~~payable~~the consideration having been paid by promissory notes (C$3,750 each promissory note~~);~~) which were subsequently paid;

~~·~~	• on June 4, 2010, the Company issued an aggregate total of 96,000,000 common shares ~~pursuant to a~~

~~private placement~~ to ~~accredited investors~~Luc Duchesne and Robert Cormier, with each individual receiving 48,000,000 common shares, at a purchase price of C$0.0003 per share for total proceeds of ~~C~~$28,800;

~~·~~ • on July 8, 2010, the Company issued 550,000 common shares pursuant to ~~a private placement to~~

~~accredited investors~~Benito Fuschino at a purchase price of C$0.10 per share for total proceeds of C$55,000; ~~and~~

~~·~~ • on July 28, 2010, the Company issued 140,416 common shares to its legal counsel, Ormston List Frawley LLP for partial payment of services rendered at a price of C$0.10 per share~~.~~;

None of these share issuances involved underwriters, and all were made in reliance on Rule 506 under the Securities Act of 1933, as amended.

Description of Registrant’s Securities to be Registered

Common and Preferred Stock

The authorized capital stock of our Company consists of 400,000,000 shares of common stock, par value $0.0001 per share, of which there are currently 265,190,416 issued and outstanding, and 100,000,000 shares of preferred stock, par value $0.0001 per share, of which 240,000 shares have been designated and issued as Class A Preferred Shares.

All outstanding shares of common stock are of the same class and have equal rights and attributes. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company.

All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the sole director out of funds legally available. In the event of liquidation, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The designated and issued Class A Preferred Shares are all non-voting shares and are not convertible into common shares by their terms. The Class A Preferred Shares accrue interest at 10% per annum on their issue price of such Class A Preferred Shares, with interest accruing daily and to be compounded to the extent unpaid annually. Each outstanding Class A Preferred Share will be retractable by the Company for C$1.00 per Class A Preferred Share, plus any accrued and unpaid interest. The Class A Preferred Shares are not entitled to participate in the capital appreciation of the Company. Furthermore, if the Company is liquidated, dissolved or wound up (whether voluntarily or not), or if there is any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preferred Shares will be entitled to receive an amount equal to C$1.00 for each Class A Preferred share then issued and outstanding, plus accrued and unpaid interest from distribution of the property or assets of the Company before any distribution of any part of the property or assets of the Company among the holders of the common shares or any other shares.

Item 3. Defaults Upon Senior Securities.

None.

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Item 4. Submission of Matters to a Vote of Security Holders.

  On June 4, 2010, shareholders of the Company approved the appointment of new directors; and
  On June 4, 2010, shareholders of the Company approved a change to the Company’s name and authorized the filing of the related certificate of amendment.

Item 5. Other Information.

None.

Item 6. Exhibits.

The following exhibits are attached hereto:

Exhibit No. *10.1

Description of Exhibit

Master Supply Agreement – Consulting Services with TransCanada Energy Ltd. (incorporated by reference from Exhibit 99.1 to the amended current report (Form 8-K/A) filed by the Company on July 13, 2010).

31.1	Certification of ~~Principal~~our Chief Executive Officer pursuant to Rule 13a-14(a) and 15d- 14(a), promulgated under the Securities and Exchange Act of 1934, as amended~~, filed herewith~~.
31.2	Certification of ~~Principal Accounting~~our Chief Financial Officer pursuant to Rule 13a- 14(a) and 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended~~, filed herewith.~~ .
Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as
32.1	adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002~~,~~.
32.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*Filed with previously filed ~~herewith.~~ reporting document

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SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

~~Bio-Carbon Systems International~~Joshua

~~Luc C. Duchesne~~

                                                                                                                         Benjamin Ward Chief Executive Officer

~~(Principal Executive Officer and Principal~~, President, Chief Financial Officer~~)~~  and Director

~~November 17, 2010~~

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 8-K/A (Amendment No. 2) CURRENT REPORT Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): ~~November 17, 2010; Originally filed June 7,~~
~~2010 (Date of earliest event reported:~~ June 1, 2010~~)~~	Formatted: Font: Not Bold

~~BIO-CARBON SYSTEMS INTERNATIONAL~~JOSHUA GOLD RESOURCES INC. (f/k/a ~~ABC ACQUISITION CORP. 1501)~~Bio-Carbon Systems International Inc.)	Formatted: Font: 16 pt

(Exact name of Company as specified in its charter)

Nevada	000-53809	27-0531073
(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification
incorporation)		Number)

123 March Street, Suite 202, Sault Ste Marie, Ontario, Canada		P6	A 2Z5
(Address of Principal Executive Offices)		(Zip code)

Company’s telephone number, including area code: 705 253 5096

300 Center Avenue, Suite 202, Bay City, MI 48708

(Former Name and Former Address, if Changed Since Last Report)

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the Company under any of the following provisions:

Written communications pursuant to Rule 425 under the Securities Act Soliciting material pursuant to Rule 14a-12 under the Exchange Act Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

{00205190. }

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

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FORWARD LOOKING STATEMENTS

There are statements in this current report that are not historical facts. These "forward-looking statements" can be identified by use of terminology such as "believe," "hope," "may," "anticipate," "should," "intend," "plan," "will,”, “would”, "expect," "estimate," "project," "positioned," "strategy" and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control. For a discussion of these risks, you should read this entire current report carefully, especially the risks discussed under Risk Factors." Although management believes that the assumptions underlying the forward looking statements included in this current report are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. In the light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this current report will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

GENERAL MATTERS

~~This current report on Form 8-K/A amends and restates a current report on Form 8-K previously filed by Bio-Carbon Systems International Inc. (f/k/a ABC Acquisition Corp. 1501), and the information and disclosure provided herein is provided as of June 7, 2010, the date of that original current report on Form 8-K.~~

Item 1.01 Entry into a Material Definitive Agreement

On June 4, 2010, ABC Acquisition Corp. 1501 (the “Company”, “we” or “us”) entered into a license agreement (the “Cormier License”) with R&B Cormier Enterprises Inc. (“Cormier Enterprises”), an Ontario corporation, pursuant to which Cormier Enterprises granted us an exclusive, non-transferable and irrevocable right to develop and commercialize certain intellectual property that we will use in conducting airborne and other surveys of forested lands in areas that are difficult to access. Those surveys would be conducted in a statistically verifiable process that is designed to be employed for use in carbon trading programs to assess the value (and potential value) of the surveyed lands as carbon sequestration land parcels in carbon trading, carbon sequestration, and other greenhouse gas emission control, offset and reduction programs. Pursuant to the Cormier License, we are required to pay a royalty of 2.5% on any revenue earned by the Company from the use of the Cormier License. In addition, under the agreement we have pre-paid the royalty on the first $225,000 of revenue to be earned under

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the Cormier License by issuing 18,750,000 of the Company’s common shares to Cormier Enterprises at a value of $0.0003/share.

On June 4, 2010, we also entered into a license agreement (the “GSN License”) with GSN

Dreamworks, Inc. (“GSN”), an Ontario corporation, pursuant to which GSN granted the Company an exclusive, non-transferable and irrevocable right to develop and commercialize certain intellectual property that we will use in quantifying the value of forested lands and other parcels of property within the context of carbon trading programs, wherein such lands are expected to have value (that is currently unrealized) as carbon sequestration land parcels in carbon trading, carbon credit, and other greenhouse gas emission control, offset and reduction programs. Pursuant to the GSN License, we are required to pay a royalty of 2.5% on any revenue earned by the Company from the use of the GSN License. In addition, under the GSN License we have pre-paid the royalty on the first $225,000 of revenue to be earned under the GSN License by issuing 18,750,000 of our common shares to GSN at a value of $0.0003/share.

To facilitate the use of the Cormier License and GSN License, the Company entered into consulting agreements with Luc C. Duchesne and Robert G. Cormier (the “Consulting Agreements”), pursuant to which Mr. Duchesne and Mr. Cormier will provide the Company with management and advisory services with respect to the intellectual property licensed to the Company under those licenses. Further to those agreements, Luc Duchesne has been appointed the Chief Executive Officer, President and Treasurer/Chief Financial Officer of the Company, and Mr. Cormier has been appointed the Chief Operating Officer and Secretary of the Company. As consideration for agreeing to make their services available, we agreed to make a one-time payment of $9,125 to each of them, payable as to $3,500 in cash as to the remaining $5,925 in the form of 19,750,000 common shares valued at $0.0003 per share (for a total payment of $11,300 paid through the issuance of 39,500,000 common shares). In addition to these payments, we agreed that we would pay additional remuneration to these individuals for their ongoing services, likely in the form of a monthly cash payment that would be established and would commence after the Company has commenced more regular business operations.

These Consulting Agreements have a term of 3 years. However, we may elect to terminate the agreements at any time upon notice. In addition, under these agreements Mr. Duchesne and Mr. Cormier agreed that any intellectual property arising from or included to in any modifications or improvements to the licensed technology and intellectual property, or to any other rights owned, licensed or used by the Company, will be owned by us, and they assigned to the Company any interest they may have therein.

The Company’s business plan for the development, exploitation and commercialization of the intellectual property licensed under the Cormier License and the GSN License is discussed in greater detail under item 5.06 of this current report.

R&B Cormier Enterprises Inc. is wholly owned by Mr. Cormier and his spouse. GSN

Dreamworks Inc. is wholly owned by Mr. Duchesne.

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Item 4.01. Changes in Company’s Certifying Accountant

The Company has determined that, considering the change of control of the Company (see item 5.01), effective June 4, 2010 it changed auditors. Accordingly, the Company terminated its relationship with UHY LLP ("UHY") as independent registered public accounting firm for the Company. UHY, Southfield, Michigan, USA was previously engaged to audit our financial statements for the year ended December 31, 2009. The decision to change accountants was approved and ratified by the Company’s Board of Directors. The report of UHY on the financial statements of the Company for the year ended December 31, 2009 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principle, except for an explanatory paragraph relative to the Company’s ability to continue as a going concern. Additionally, since the inception of the Company in July 2009, in the 2009 fiscal year and in any subsequent interim period there were no disagreements with UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

While UHY was engaged by the Company, there were no disagreements with UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure with respect to the Company, which disagreements if not resolved to the satisfaction of UHY would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Company’s financial statements for the fiscal year ended December 31, 2009.

The Company provided UHY with a copy of the disclosures to be included in item 4.01 of this current report and requested that UHY furnish a letter addressed to the Securities and Exchange Commission stating whether or not UHY agrees with the foregoing statements. A copy of the letter from UHY to the Commission, dated June 4, 2010, is attached as Exhibit 16.01 to this Current Report.

The Company engaged Soberman, LLP, of Toronto, Ontario, Canada as the Company’s independent registered public accounting firm as of June 4, 2010. Soberman LLP is and will continue to be the Company’s independent registered public accounting firm.

Item 5.01

Change of Control of Company

On June 4, 2010, Ben Fuschino, our sole officer and director, sold his 35,000,000 shares of the Company’s common stock, which shares represent 100% of our issued and outstanding common stock, to Luc Duchesne and Robert Cormier for a total purchase price of $7,000 (the “Change of Control”). Mr. Duchesne and Mr. Cormier paid for those shares with their personal funds.

Upon closing of this share transfer, there arose a change of control whereby Mr. Duchesne and Mr. Cormier collectively held a controlling 100% ownership interest in the Company. Immediately thereafter, additional common shares were issued by the Company as follows:

  as disclosed under item 1.01 of this current report, a total of 37,500,000 shares of common stock were issued to two companies, one of which is owned and controlled by Mr. Duchesne, and the other owned and controlled by Mr. Cormier and his spouse;

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  as disclosed under item 1.01 of this current report, a total of 39,500,000 shares of common stock were issued to Mr. Duchesne and Mr. Cormier as consideration for their agreement to make their services available to the Company (as officers and in any other capacity under their Consulting Agreements with us);
  as disclosed under item 5.02 of this current report, a total of 6,500,000 shares of common stock were issued to our directors in payment for their service on the board of directors;
  as disclosed under “Form 10-Recent Sales of Unregistered Securities 10 Disclosure” in this item 5.01, a total of 146,000,000 shares of common stock were issued to a total of 19 investors on a private placement basis.

Form 10 Disclosure

Item 5.01(a)(8) of this current report states that if the registrant filing a report was a shell company, as the Company was, immediately before the change in control, then the Company must disclose the information that would be required if the Company were filing a general form for registration of securities on Form 10.

Accordingly, the Company is providing below the information that would be included in a Form 10 if we were to file such form. Please note that the information provided below relates to the Company and its business, currently and projected to be conducted, upon and after the change of control, with such information reflecting the Company and its securities upon consummation of the transactions stated above, including those disclosed in items 1.01, 5.02 and 5.06 of this current report. Pursuant to item 5.01(a)(8) of this current report, the information required by items 8 and 13 of Form 10 is incorporated by reference into this current report from our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and from our Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2010.

Business

The Company’s business plan and objective is to use certain licensed intellectual property to provide services and capitalize on opportunities relating to carbon trading, carbon sequestration, and other greenhouse gas emission control, offset and reduction programs. With the increasing importance of such programs, whether participation in them by businesses is voluntary or as a result of mandatory government regulations, we believe there are opportunities for property owners and holders of timber harvesting rights to unlock the value of forested lands and other parcels of property as sources and generators of carbon credits.

Risk Factors

An investment in the Company is highly speculative in nature and involves an extremely high degree of risk.

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There may be conflicts of interest between our management and our non-management stockholders.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. A conflict of interest may arise between our management's personal financial interests and the fiduciary duty to our stockholders. Further, our management's own financial interests may at some point compromise their fiduciary duty to our stockholders. Luc Duchesne and Robert Cormier, who are the Company’s sole officers and a majority of its directors, continue to be involved in businesses that operate and commercialize technology that is similar or related to the Company’s, although those businesses exploit and seek to exploit different applications and opportunities. In addition, although it is anticipated that these individuals will spend significant time and effort developing our business, it is possible that they will be exposed to business or employment opportunities that would conflict with the interests of the Company, or cause them to reduce their efforts on the Company’s behalf or to entirely cease working with the Company. If we and any other businesses with which our officers are involved wish to take advantage of the same opportunity, then the officer and director that is affiliated with both companies would abstain from voting upon the opportunity.

Future success is highly dependent on the ability of management to further develop and implement a business plan, and secure customers.

The nature of our operations is highly speculative and there is a consequent risk of loss of your investment. The success of our activities will depend on the availability of finances, opportunities relating to carbon trading, offset and reduction regimes, greenhouse gas emission reduction programs, government regulations and economic conditions in the forestry and timber industries. As we have no operating history or revenue and only minimal assets, there is a risk that we will be unable to consummate a business combination. The Company has had no recent operating history and no revenues or earnings from operations since inception. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without realizing significant revenues for the forseeable future, at least until the market opportunities for the Company’s services and technology develops and the demand for our services becomes more proven and regular. This will likely result in our incurring net operating losses for the foreseeable future. We cannot assure that our business will develop as hoped, or that it will become profitable.

There is no trading market for our common stock.

Outstanding shares of our common stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act of 1933, as amended (the “Securities Act”) and any other applicable securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate their investment.

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Our business may have no revenues for the foreseeable future.

We are a development stage company and have had no revenues from operations. We may not realize any revenues unless and until we successfully develop an operating business involving the use of the Cormier License and GSN License.

We may issue more shares to raise additional capital, and permit the development of the Company’s business. As a result, the shareholdings of current shareholders may be diluted.

Our Articles of Incorporation authorizes the issuance of a maximum of 400,000,000 shares of common stock and a maximum of 100,000,000 shares of preferred stock. We may issue additional shares from time to time to raise the capital that we anticipate will be required to further develop our business. Any share issuance would be subject to compliance with applicable securities laws and subject to the limitation that, unless our articles of incorporation are amended with approval of our stockholders, no more that 400,000,000 shares of common stock, and no more that 100,000,000 shares of preferred stock, may be issued and outstanding at any time. The Company’s issuance of additional shares may be accomplished without stockholder approval. This may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. Moreover, the common stock issued from time to time may be valued on an arbitrary or non-arm’s-length basis by our management, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders. Our Board of Directors has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of common stock or preferred stock are issued, dilution to the interests of our stockholders will occur and the rights of the holders of common stock might be materially and adversely affected.

We cannot assure you that our shares will be listed on a securities exchange or quotation service (whether the Nasdaq, the American Stock Exchange, the OTC Bulletin Board or any other equivalent or similar securities exchange).

We may ultimately seek the listing of our common stock on Nasdaq, the American Stock Exchange or even an exchange in another country. However, we cannot assure you that we will be able to meet the initial listing standards of either of those or of any other stock exchange, or that we will be able to maintain a listing of our common stock on either of those or any other stock exchange. After completing a business combination, until our common stock is listed on the Nasdaq or another stock exchange, we expect that our common stock would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the “pink sheets,” where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock.

Our common stock is subject to the "penny stock" rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted certain rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are applicable to "penny stocks". For the purposes relevant to us, a “penny stock” is any equity security that has a market price of

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less than $5.00 per share or has an exercise or conversion price of less than $5.00 per share, subject to certain exceptions, constitutes a "penny stock". For any transaction involving a penny stock, unless exempt, the rules require:

  that a broker or dealer approve a person's account for transactions in penny stocks;
  the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased; and
  that a broker or dealer provide certain detailed market information about the market for the applicable company’s securities.

In order to approve a person's account for transactions involving penny stocks, the broker or dealer must:

  obtain financial information, investment experience and investment objectives of the person; and
  make a reasonable determination that the proposed transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form:

  sets forth the basis on which the broker or dealer made the suitability determination; and
  that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Following a transaction, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and depress the market value of our stock.

There are additional risks of investing in penny stocks whether in public offerings or in secondary trading, relating to commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

There is no public market for our common stock, nor have we ever paid dividends on our common stock.

There is no public trading market for our common stock and none is expected to develop until our business develops further. Additionally, we have never paid dividends on our common stock and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further its business strategy.

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The Company has interest bearing preferred stock issued and outstanding, which may have an impact on the Company’s cash flow, cash requirements or may lead to dilution for the holders of common shares.

Our Articles of Incorporation authorizes the issuance of up to 100,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

Currently, 240,000 Class A preferred shares have been authorized and issued (the “Class A

Preferred Shares”). The Class A Preferred Shares accrue interest at 10% per annum on their issue price, with interest accruing daily and to be compounded to the extent unpaid annually. Each outstanding Class A Preferred Share is retractable by the Company for CAD$1.00 per Class A Preferred Share, plus any accrued and unpaid interest. The Class A Preferred Shares are not entitled to participate in the capital appreciation of the Company. Furthermore, if the Company is liquidated, dissolved or wound up (whether voluntarily or not), or if there is any other distribution of its assets among its shareholders for the purpose of winding up its affairs, before any distribution of any part of the property or assets of the Company is made to the holders of the common shares or any other shares, the holders of the Class A Preferred Shares will be entitled to receive an amount equal to CAD$1.00 for each Class A Preferred share then issued and outstanding, plus accrued and unpaid interest, from the proceeds of distribution of the property or assets of the Company.

As a result, the holders of the preferred shares have a priority interest in the assets of the Company, and the could be pressure on management to use income and other resources to pay interest owed on the Class A Preferred Shares rather than to further expand and develop the Company’s business. In addition, if the Company seeks to pay off accrued interest on the Class A Preferred Shares with equity shares of the Company (subject to securities laws), the interests of the holders of common shares of the Company will be diluted.

Although we have no present intention to issue any other shares of the Company’s authorized preferred stock, there can be no assurance that we will not do so in the future.

Carbon trading may become obsolete

Carbon trading is a commercial activity that can be regulated by specific jurisdictions or can be voluntary. When regulated, governments compel polluters to reduce their greenhouse gas emissions through technological improvements or through the purchase of carbon offsets (carbon credits). It is an identified risk factor that new legislation may arise in certain jurisdictions that may render the Company’s business plan and technology obsolete with respect to carbon credits.

With respect to the voluntary trade of carbon credits, there is a significant risk that certain voluntary purchasers of carbon credits may elect to cease the purchase of carbon credits for various reasons that are inherent to their business plans, or because of changing economic, political or other conditions.

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Financial Information

Management’s Discussion and Analysis of Financial Condition and results of Operations

Overview

Joshua Gold Resources Inc. (formerly known as Bio-Carbon Systems International Inc~~. (formerly known as ABC Acquisition Corp 1501)~~.) was incorporated in the State of Nevada on July 10, 2009. From inception until June 4, 2010, our efforts were focused primarily on organizational efforts and on obtaining initial financing. We were formed as a vehicle to pursue a business combination through the acquisition of, or merger with, an operating business. We filed a registration statement on Form 10 with the U.S. Securities and Exchange Commission (the “SEC”) on October 28, 2009, and since its effectiveness, our principal objective has been to engage in a reverse merger transaction with a private company, acquire assets or engage into other yet unspecified business or businesses.

Until June 4, 2010, we were considered to be a "blank check" company. The SEC defines those companies as "any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Exchange Act, and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies." Under SEC Rule 12b-2 under the Exchange Act, until June 4, 2010 we also qualified as a “shell company,” because we had no or nominal assets (other than cash) and no or nominal operations.

On May 20, 2010, all outstanding shares of the Company (35,000,000 common shares) were sold from the original shareholder to Ben Fuschino. (Please see the current report filed on May 26, 2010.) On June 4, 2010, all outstanding shares of the Company were sold by Ben Fuschino to Luc Duchesne and Robert Cormier. (the “New Controlling Shareholders”), the Company’s name was changed to Bio-Carbon Systems International Inc. and the Company entered into License and Consulting Agreements with entities controlled by Mr. Duchesne and Mr. Cormier. Having obtained these licenses and considering the Company’s plan for the development of its business using the licensed technology, on June 4, 2010 the Company ceased being a blank check company and a shell company.

The Company’s business plan and objective is to use the licensed intellectual property to provide services and capitalize on opportunities relating to carbon trading, carbon sequestration, and other greenhouse gas emission control, offset and reduction programs. With the increasing importance of such programs, whether participation in them by businesses is voluntary or as a result of mandatory government regulations, we believe there are opportunities for property owners and holders of timber harvesting rights to unlock the value of forested lands and other parcels of property as sources and generators of carbon credits.

Plan of Operations

The Company plans to use its licensed intellectual property and technology to conduct airborne and other surveys of forested lands in areas that are difficult to access. Those surveys would be conducted in a statistically verifiable process designed for use in carbon trading programs to assess the value (and potential value) of the surveyed lands as carbon sequestration land parcels in carbon trading, carbon sequestration, and other greenhouse gas emission control, offset and

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reduction programs. The Company may also improve the intellectual property, expand the Company’s services into complementary areas and pursue other business opportunities in carbon credit and trading and other areas that are brought to our attention. In addition, the Company may seek to use its licensed intellectual property (and any improvements thereon or derivations therefrom) to pursue opportunities relating to the bio-diversity of surveyed lands.

Limited Operating History; Need for Additional Capital

There is no historical financial information about us upon which to base an evaluation of our performance. Our assets and business have not yet generated substantial or recurring revenues. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources and possible cost overruns due to price and cost increases in services.

We will require additional financing to cover costs that we expect to incur over the next twelve months. We believe that debt financing will not be an alternative for funding our operations as we do not have tangible assets to secure any debt financing. We anticipate that additional funding will be in the form of equity financing from the sale of our common stock or other securities. However, we cannot provide any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund our plan of operations. In the absence of such financing, we will not be able to continue and our business plan will fail.

Liquidity and Capital Resources

We do not currently engage in any business activities that provide cash flow, and in pursuing business opportunities using the intellectual property and technology licensed from Cormier Enterprises and GSN, we expect to incur expenses without generating any material revenues for the foreseeable future. The costs of investigating and analyzing possibilities for business transactions from inception to June 4, 2010, and the costs of operating the Company (including paying management, legal advisors, accounting and other fees, and business development expenses) for the next 12 months and beyond such time will be paid with money in our treasury or with additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors.

As reported below under Recent Sales of Unregistered Securities, the Company has raised a total of $28,800 through the sale of shares of common stock. We anticipate that these funds will be sufficient to fund our operations for the next 3 months. We have not identified any sources of additional funding for our continued operations, nor have we committed to a plan for funding if our current assets prove inadequate.

During the next 12 months we anticipate incurring costs related to:

• pursuing business opportunities to obtain engagements from clients for the use of our licensed technology;

  preparing our financial statements and having them reviewed and audited; and
  preparing and filing of Exchange Act reports.

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We anticipate that we will be able to meet these costs through use of funds in our treasury and additional amounts, as necessary, to be loaned by or invested in us by our stockholders, management or other investors.

Results of Operations

As discussed in items 1.01 and 5.06 of this current report, on June 4, 2010, the Company was granted a license to certain intellectual property that it plans to use to provide services and capitalize on opportunities relating to carbon trading, carbon sequestration, and other greenhouse gas emission control, offset and reduction programs. With the increasing importance of such programs, whether participation in them by businesses is voluntary or as a result of mandatory government regulations, we believe there are opportunities for property owners and holders of timber harvesting rights to monetize the value of forested lands and other parcels of property in carbon sequestration, carbon offset and other carbon credit programs. Having obtained these licenses and considering the Company’s plan for the development of its business using the licensed technology, on June 4, 2010 the Company ceased being a blank check company and a shell company.

The Company plans to use its licensed intellectual property and technology licensed to conduct airborne and other surveys of forested lands in areas that are difficult to access. Those surveys would be conducted in a statistically verifiable process designed for use in carbon trading programs to assess the value (and potential value) of the surveyed lands as carbon sequestration land parcels in carbon trading, carbon sequestration, and other greenhouse gas emission control, offset and reduction programs. We may also improve the intellectual property, expand the Company’s services into complementary areas and pursue other business opportunities in carbon credit and trading and other areas that are brought to our attention. In addition, the Company may seek to use its licensed intellectual property (and any improvements thereon or derivations therefrom) to pursue opportunities relating to the bio-diversity of surveyed lands.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

As of March 31, 2010, we have no contractual obligations.

Interim Periods

During the fiscal period ended March 31, 2010 and from the fiscal year ended December 31, 2009, the Company’s current assets did not change and the Company’s total liabilities increased by $13,540.

There were no material changes in the company’s results of operations during the fiscal period ended March 31, 2010.

Properties

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As of March 31, 2010 we neither rent nor own any properties. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of June 4, 2010 and upon the Change of Control, the number of shares of common stock beneficially owned of record by executive officers, directors and persons who hold 5% or more of the outstanding common stock of the Company.

	Common Stock

	Name and Address		Amount and Nature of Beneficial		Percentage of
			Ownership		Class

	Luc Duchesne (1)		58,000,000	(2)	21.93%
	132 Leo Avenue
	Sault Ste Marie, ON
	P6	A 3V7
	Canada

	Robert Cormier (3)		58,000,000	(4)	21.93%
	19 Coulson Avenue
	Sault Ste Marie, ON
	P6	A 3X4
	Canada

	Benjamin Ward		2,000,000		0.76%
	115 Sydenham St.
	Dundas, ON
	L9	H 2V5
	Canada

	All Officers and Directors as a		108,000,000		44.61%
group	(5)

(1) As discussed under item 1.01 and item 5.02 of this current report, Luc Duchesne serves as the Chief Executive Officer, President, Treasurer/Chief Financial Officer and a director of the Company.

(2) Includes 18,750,000 shares registered to GSN Dreamworks Inc., a company wholly owned by Mr. Duchesne.

(3) As discussed under item 1.01 and item 5.02 of this current report, Robert Cormier serves as the Chief Operating Officer, Secretary and a director of the Company.

(4) Includes 18,750,000 shares registered to R&B Cormier Enterprises Inc., a company wholly owned by Mr. Cormier and his spouse.

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(5) Excludes 500,000 shares held by Henry Chu. Mr. Chu served as a director of the Company for a period of time, but no longer serves in that capacity.

Directors and Executive Officers

Currently, the Company has three directors and two officers. On June 4, 2010, after the Company entered into the material agreements discussed in item 1.01 of this current report, Luc Duchesne and Robert Cormier were elected as officers and directors of the Company. As discussed under item 1.01 of this current report, Mr. Duchesne has been appointed the Chief Executive Officer, President and Treasurer/Chief Financial Officer of the Company, and Mr. Cormier has been appointed the Chief Operating Officer and Secretary of the Company.

Name	Age	Position
Luc Duchesne	49	Chief Executive Officer, President and
		Treasurer/Chief Financial Officer; Director
Robert Cormier	53	Chief Operating Officer and Secretary;
		Director
Benjamin Ward	30	Director

During the last five years, Dr. Luc Duchesne (age 49) has been President and CEO of Forest BioProducts Inc, a consulting firm in forestry dealing with resource development; SITTM

Technologies Inc, a biodiesel technology and brokerage firm; and GSN Dreamworks Inc., a research and development firm involved in opportunities relating to carbon stocks and natural resources. From 2004 to 2006 ~~Mr~~, Dr. Duchesne was fully engaged in forestry consulting, acting as CEO of Forest BioProducts, a privately owned Ontario corporation, providing various services to clients seeking economic opportunities from the exploitation of non timber values from forest ecosystems such as bioenergy, biomass, pharmaceuticals and nutraceuticals. These activities were reduced to 20% of his time when he took the position of CEO of SITTM Technologies Inc, in 2006. SITTM Technologies Inc is a privately owned corporation involved in the manufacturing and sales of biodiesel and value added products from fatty acid methyl esters.

This took up 60% of his time. He was president of GSN Dreamworks from 2006 continuing until June 2010 when he became CEO of BioCarbon Systems International. GSN Dreamworks Inc. is a privately owned Ontario company dedicated to research and development mainly in the non timber value sector of forestry. He is currently engaged in the full time management of the Company with a minimum effort of 40 hours per week. ~~[Mr~~Dr. Duchesne holds a PhD in plant biochemistry from the University of Guelph, a M.Sc. in Forest Sciences from the University of Toronto (1985) and a B.Sc. in Forest Engineering from Laval University (1983). He has authored or co-authored 85 peer-reviewed scientific articles, book chapters or books. He has developed algorithms and other knowledge relating to carbon stocks and the assessment of the amount of carbon stock found in various natural ecosystems. That intellectual property can be used to validate carbon stocks in the context of carbon trading regimes.

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Mr. Duchesne was appointed as a director of the Company in large part because of his academic training with respect to forestry matters, his training and experience in the forestry sector, his prior experience as an entrepreneur, and his specific knowledge and understanding of the intellectual property to be exploited by the Company and the business opportunities in which that technology could be applied. Mr. Duchesne anticipates that over the next six months, although the Company’s business is not yet established and active, he will devote approximately 160 hours per month to the business of the Company. As the Company becomes more active, he will devote appropriate amounts of additional time to the ~~Compny~~Company.

During the last five years, Robert Cormier (age 53) has been President and Chief Pilot of R&B Cormier Enterprises Inc., an Ontario corporation in operation since 1988 which occupied 95% of this time, and Remote Airborne Solutions Inc., an Alberta corporation which occupied 5 % of his time and to which he currently provides less than 1% of his time. On behalf of R&B Cormier Enterprises Inc., he has developed a methodology for the imaging and interpretation of lands for the purpose of determining tree and resource inventories. [Mr. Cormier is a commercial pilot, research diver and forestry technologist. From 1982 to 1989, he was an owner and senior manager of a commercial trading house with an international clientele. Prior to 1982, Mr. Cormier was a full time pilot and held various management positions including Senior Line Pilot and Chief Pilot, responsible for compliance with Transport Canada requirements and corporate safety and governance protocols. Mr. Cormier has also acted as a volunteer director to many non profit corporations such as the Sault Ste. Marie Innovation Centre from 1999-2000. During his career, he has worked and consulted on natural resource issues on all continents except Australia/Antarctica.

Mr. Cormier was appointed as a director of the Company in large part because of his experience in the forestry sector, with the issues involved in performing aerial surveys and his other field experience, his prior experience as an entrepreneur, and his specific knowledge and understanding of the intellectual property to be exploited by the Company and the business opportunities in which that technology could be applied. Mr. Cormier anticipates that over the next six months, although the Company’s business is not yet established and active, he will devote approximately 160 hours per month to the business of the Company. As the Company becomes more active, he will devote appropriate amounts of additional time to the Company’s affairs.

On June 4, 2010, Benjamin Ward (age 30) was also elected as a director of the Company. Mr. Ward joined Mr. Duchesne and Mr. Cormier on the board of directors on June 4, 2010. Since July 2009 Mr. Ward’s primary occupation has been as the Executive Director of Kerr Street Community Services (“KSCS”), a community development organization that works from in Oakville, Ontario Canada. Mr. Ward is responsible for management of 55 staff and400 volunteers at KSCS to deliver tangible relief programs relating primarily to food security and educational initiatives. 5,200 people rely on the services of KSCS every month. Mr. Ward has extensive experience in international development, having served as the National Director of Economic Development for OMS International from May 2005 to July 2009. Through his work with that organization, Mr. Ward gained project implementation experience in over 40 countries. Mr. Ward served on the Advisory Board of Empower Global, a microfinance organization operating in Asia, Africa and the Caribbean, from September 2006 to July 2009. From 2006 to 2009, Mr. Ward served as a non-member advisory committee member of that organization. Mr.

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Ward holds a (H)BA, Postgraduate Certificate of Management and Master of Business Administration with a dual concentration of finance and operations from the Bradford University School of Management, England.

Mr. Ward was appointed as a director because of his management experience, his prior work experience in geographic locations where business opportunities are present for the Company’s technology, and his management training (which has, in particular, provided exposure and experience with financial reporting). As a non-management board member, Mr. Ward anticipates that he will devote a few hours per month to the affairs of the Company, until the Company’s business becomes more active. However, he expects that additional time will be required during period where the Company’s quarterly and annual reports are being prepared (and where applicable, audited).

As an advance payment for the service of Mr. Cormier, Mr. Duchesne and Mr. Ward as directors of the Company, 2,000,000 common shares of the Company were issued to each of them, at a deemed price of $0.0003 per share.

None of the director resignations disclosed on this current report arose because of a disagreement with the Company or a removal of a director.

There are no family relationships between any of the individuals serving as directors or officers of the Company.

As discussed under item 1.01 and item 5.06 of this current report, we entered into license agreements with companies owned and/or controlled by Mr. Cormier and Mr. Duchesne, and we also entered into consulting agreements with these individuals. Further information about those agreements is provided under items 1.01 and 5.06.

Executive Compensation

During the fiscal year ended December 31, 2009, no cash compensation was paid to any directors or “named executive officers” (as defined under Regulation S-K under the Securities Act and Exchange Act), nor was any compensation paid in the form of options, warrants, shares or other securities.

As discussed under item 1.01 of this current report, each of Mr. Duchesne and Mr. Cormier will receive cash payments of $3,500 as payment for their agreement to serve as officers of the Company and to provide us with the services contemplated under the Consulting Agreements with them. Each of them will also be issued 19,750,000 shares of our common stock. Pursuant to our Consulting Agreements with Mr. Duchesne and Mr. Cormier, the Company anticipates that it will pay additional remuneration to these individuals for their on-going services, likely in the form of a monthly cash payment that would be established and would commence after the Company has commenced more regular business operations. For the time being, the amount of those payments and any other conditions as to the timing and nature of those payments has not been determined. The Company does not expect that these individuals or other officers (should they be appointed) will receive any remuneration until we have adequate financial resources.

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Mr. Duchesne and Mr. Cormier are not employees of the Company, and there are no other employees. Therefore, no retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

There are no understandings or agreements regarding compensation that the Company’s management will receive or be entitled to receive after a business transaction that is required to be included in this current report, or otherwise.

As the Company has not yet earned any revenue from its operations, we have not yet developed programs and policies that would apply to or guide decisions regarding compensation to be awarded to its officers and directors. As the Company’s business develops and it becomes possible to make (or contemplate making) more cash payments to its officers and directors, the directors of the Company will consider developing and adopting appropriate compensation programs and policies consistent with industry and competitor practices, the levels of activity for the Company and the success of the Company’s service offering. For the foreseeable future, the Company expects that cash compensation will be limited, in favour of non-cash forms of compensation.

Compensation Committee Interlocks and Insider Participation

The Company did not have a compensation committee in the fiscal year ended December 31, 2009, nor does it currently have one. During the fiscal year ended December 31, 2009, our board of directors had no deliberations regarding executive officer compensation. To date during the current fiscal year, no officers or employees of the Company participated I deliberations of our board of directors concerning executive officer compensation.

In addition, during the fiscal year ended December 31, 2009, the fiscal period ended March 31, 2010 and since that time:

  none of the directors of the Company served as a member of the compensation committee or board of directors of another entity, one of whose executive officers served on our compensation committee or board;
  none of our executive officers served as a director of another entity, one of whose executive officers served on our compensation committee or board; and
  none of our executive officers served as a member of the compensation committee or board of another entity, one of whose executive officers served as one of our directors.

Certain Relationships and Related Party Transactions, and Director Independence

Since inception, as discussed under items 1.01 and 5.06 of this current report, the Company entered into license agreements with companies controlled by individuals who have become directors and executive officers of the Company, as well as consulting agreements with those individuals. Further details regarding those agreements are provided under items 1.01 and 5.06 of this current report. As it is currently not possible for the Company to predict the amount of revenue that will be earned by us from the intellectual property under license, and accordingly the amount of royalty payments to be made, we have not provided an estimate of the

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approximate dollar value of the amount involved in these license agreements. In addition, other than the intial payments of $9,125 to each of Mr. Duchesne and Mr. Cormier, payable as to $3,500 in cash as to the remaining $5,925 in the form of 19,750,000 common shares valued at $0.0003 per share, the board has not authorized any future payments to them as officers.

Benjamin Ward is the sole member of our board of directors who is independent. In assessing whether Mr. Ward and the other directors of the Company are independent, the Company adopted the standard imposed by the Nasdaq Stock Market. Under those rules, an "independent director" is any director, other than an executive officer or employee of the applicable company or any other individual having a relationship which, in the opinion of the applicable company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. For purposes of this rule, "family member" means a person's spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person's home. Under the Nasdaq Stock Market’s rules, the following persons are not independent: The following persons shall not be considered independent:

(A)	a director who is, or at any time during the past three years was, employed by the
Company;
(B)	a director who accepted or who has a Family Member who accepted any compensation
	from	the Company in excess of $120,000 during any period of twelve consecutive
	months	within the three years preceding the determination of independence, other than
	the	following:
	(i)	compensation for board or board committee service;
	(ii)	compensation paid to a family member who is an employee (other than an executive officer) of the applicable company; or
	(iii)	benefits under a tax-qualified retirement plan, or non-discretionary compensation.
(C)	a director who is a Family Member of an individual who is, or at any time during the
	past	three years was, employed by the company as an Executive Officer;
(D)	a director who is, or has a family member who is, a partner in, or a controlling
	shareholder	or an executive officer of, any organization to which the applicable company
	made,	or from which the applicable company received, payments for property or services
	in	the current or any of the past three fiscal years that exceed 5% of the recipient's
	consolidated	gross revenues for that year, or $200,000, whichever is more, other than the following:
	(i)	payments arising solely from investments in the Company's securities; or
	(ii)	payments under non-discretionary charitable contribution matching programs.
(E)	a director of the company who is, or has a family member who is, employed as an
	executive	officer of another entity where at any time during the past three years any of

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the executive officers of the applicable company serve on the compensation committee of such other entity; or
(F)	a director who is, or has a family member who is, a current partner of the company's outside auditor, or was a partner or employee of the applicable company's outside auditor who worked on the applicable company's audit at any time during any of the past three years.

As previously discussed in this report in connection with the risk factor entitled “There may be conflicts of interest between our management and our non-management stockholders”, the Company’s sole officers and a majority of its directors, continue to be involved in businesses that operate and commercialize technology that is similar or related to the Company’s, although those businesses exploit and seek to exploit different applications and opportunities. The potential for conflicts heightens the importance of having one or more independent directors on the Company’s board of directors..

Market Price of and Dividends on the Company's Common Equity and Related Stockholder Matters

Market Information

Neither our common stock nor our Class A Preferred Shares are trading on any stock exchange or listed quotation service. The Company is not aware of any market activity in our stock since our inception and through the date of this filing. The Company does not intend to seek the listing or quotation of our Class A Preferred Shares on any stock exchange or quotation service.

Holders

As of June 4, 2010, there were 21 holders of record of the 264,500,000 shares of the Company’s common stock outstanding. As of that date, there were four record holders of the Company’s outstanding 240,000 Class A Preferred Shares.

Dividend Policy

We have not declared or paid any cash dividends on our common stock or preferred stock and we do not intend to declare or pay any cash dividend in the foreseeable future. The payment of dividends, if any, is within the discretion of the sole director and will depend on the Company's earnings, if any, its capital requirements and financial condition and such other factors as the sole director may consider.

Securities Authorized for Issuance under Equity Compensation Plans

We do not have any equity compensation plans or any individual compensation arrangements with respect to our common stock or preferred stock.

The issuance of any of our common or preferred stock is within the discretion of our sole director, which has the power to issue any or all of our authorized but unissued shares without stockholder approval.

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Issuer Purchases of Equity Securities

None.

Recent Sales of Unregistered Securities

Since inception, the Company sold the following unregistered securities:

• on July 10, 2009, the Company issued 35,000,000 common shares to Mr. Nitin Amersey, the sole director and officer of the Company, in a private placement transaction under Rule 506 under the Securities Act, at a purchase price of $0.0001 per common share, for aggregate proceeds of $3,500;

• on June 3, 2010 the Company issued 500,000 common shares to Mr. Ben Fuschino, at a deemed price of $0.0003 per common share, as an advance for ~~the~~his service as the sole director and officer of the Company in a transaction exempt from registration under Rule 903(b)(3) under the Securities Act;

• on June 3, 2010, the Company issued ~~240,000 preferred shares to four advisors of the company~~an aggregate total of 240,000 preferred shares of the Company to John S. Wilkes, Penny Currah, Benedetto Fuschino and Scott Keevil, with each individual receiving 60,000 preferred shares of the Company, at a deemed price of $1.00 per preferred share, for services rendered in a transaction exempt from registration under Rule 903(b)(3) under the Securities Act;

• on June 4, 2010, the Company issued 37,500,000 common shares pursuant to two license agreements (18,750,000 common shares to ~~each licensor)~~GSN Dreamworks Inc. and 18,750,000 common shares to R&B Cormier Enterprises Inc.) at a deemed price of $0.0003 per common share, for grant of exclusive technology licenses in a transaction exempt from registration under Rule 903(b)(3) under the Securities Act;

• on June 4, 2010, the Company issued an aggregate total of 39,500,000 common shares to two consultants (19,750,000 common shares to ~~each consultant~~Mr. Luc C. Duchesne and 19,750,000 common shares to Mr. Robert G. Cormier ) pursuant to consulting agreements, at a deemed price of $0.0003 per common share for consulting services in a transaction exempt from registration under Rule 903(b)(3) under the Securities Act;

• on June 4, 2010, the Company issued an aggregate total of 6,000,000 common shares to the directors of the Company (2,000,000 common shares to ~~each director~~Mr. Robert Cormier; 2,000,000 to Mr. Luc C. Duchesne and 2,000,000 common shares to Mr. Benjamin Ward), at a deemed price of $0.0003 as an advance payment for their service on the board for 2010 in a transaction exempt from registration under Rule 903(b)(3) under the Securities Act;

• on June 4, 2010, the Company issued an aggregate total of 50,000,000 common shares ~~in a transaction exempt from registration under Rule 903(b)(3) under~~of the ~~Securities Act (~~Company to John S. Wilkes, Penny Currah, Benedetto Fuschino and Scott Keevil, with each individual receiving 12,500,000 common shares ~~to each investor)~~of the Company, at a purchase price of

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$0.0003 per share, the consideration having been paid by promissory notes ($3,750 each promissory note) which were subsequently paid; and

• on June 4, 2010, the Company issued an aggregate total of 96,000,000 common shares ~~in a~~to Luc Duchesne and Robert Cormier, with each individual receiving 48,000,000 common shares, at a purchase price of $0.0003 per share for total proceeds of $28,800. This transaction was exempt from registration under Rule 903(b)(3) under the Securities Act ~~at a purchase price of $0.0003 per share for total proceeds of $28,800.~~ .

Description of Registrant’s Securities to be Registered

Formatted: Font: 10 pt

Common and Preferred Stock

The authorized capital stock of our Company consists of 400,000,000 shares of common stock, par value $0.0001 per share, of which there are currently 264,500,000 issued and outstanding, and 100,000,000 shares of preferred stock, par value $0.0001 per share, of which 240,000 shares have been designated and issued as Class A Preferred Shares.

All outstanding shares of common stock are of the same class and have equal rights and attributes. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the sole director out of funds legally available. In the event of liquidation, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The designated and issued Class A Preferred Shares are all non-voting shares. The Class A

Preferred Shares accrue interest at 10% per annum on their issue price of such Class A Preferred Shares, with interest accruing daily and to be compounded to the extent unpaid annually. Each outstanding Class A Preferred Share will be retractable by the Company for CAD$1.00 per Class A Preferred Share, plus any accrued and unpaid interest. The Class A Preferred Shares are not entitled to participate in the capital appreciation of the Company. Furthermore, if the Company is liquidated, dissolved or wound up (whether voluntarily or not), or if there is any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preferred Shares will be entitled to receive an amount equal to CAD$1.00 for each Class A Preferred share then issued and outstanding, plus accrued and unpaid interest from distribution of the property or assets of the Company before any distribution of any part of the property or assets of the Company among the holders of the common shares or any other shares.

Indemnification of Directors and Officers

The disclosure required under item 12 of Form 10 is incorporated by reference from our current report filed on May 21, 2010.

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Penny Stock Rule

The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on NASDAQ, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The shares offered by this prospectus constitute penny stock under the Exchange Act. The shares will remain penny stock for the foreseeable future. The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his or her investment. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in our company will be subject to rules 15g-1 through 15g-10 of the Exchange Act. Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which:

  contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
  contains a description of the broker's or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements;
  contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the bid and ask price;
  contains a toll-free telephone number for inquiries on disciplinary actions;
  defines significant terms in the disclosure document or in the conduct of trading penny stocks; and
  contains such other information and is in such form (including language, type, size, and format) as the Commission shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer:

  with bid and offer quotations for the penny stock;
  the compensation of the broker-dealer and its salesperson in the transaction;
  the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
  monthly account statements showing the market value of each penny stock held in the customer's account.

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In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling those securities.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors;
Appointment of Certain Officers; Compensatory Arrangements of Certain
Officers

On June 1, 2010, Nitin Amersey resigned as our sole officer and director. On that date, Ben Fuschino was elected the President, Chief Financial Officer, Secretary and sole director of the Company. Mr. Fuschino (age 48) is the past President and CEO of both Michigan Gold Mining Ventures and Sarissa Resources, Inc. Today, Mr. Fuschino is President of Friggi N.A. Inc., a machine tool company. Some accomplishments to his credit include designing, structuring and implementing sales and marketing tactics within his large territory, negotiating a joint venture deal with a European company for equity investment and increased product breadth, and negotiating exclusive rights for new products to the North American market. Additionally, during his career, Mr. Fuschino held the position of Manager Retail Banking at the Royal Bank of Canada in which he supervised a staff of 20 employees and was responsible for overall branch performance. Mr. Fuschino was also the President of Herakles Holdings, Inc. where he focused on management consulting. While at Herakles Holdings, Inc., Mr. Fuschino prepared business plans and company assessments, provided financial consulting to individuals and corporations, as well as setup and coordinated management presentation workshops. Mr. Fuschino studied business, political science and economics at the University of Western Ontario, as well as marketing and communications at the University of Windsor. Today he continues his studies of philosophy and psychology at the University of Western Ontario. Mr. Fuschino is fluent in 4 languages.

On June 3, 2010, Mr. Fuschino resigned as the sole officer and director of the Company, and Henry C. Chu, was elected as a director of the Company, and appointed as the Interim Chief Executive Officer of the Company. Mr. Chu’s is an owner of environmental technology businesses. He has over 15 years of experience as a leader in business solutions to environmental issues. Mr. Chu is a pioneer in business fields such as bio-remediation, water purification and energy efficient lighting. Mr. Chu has developed a broad contact base in areas relating to providing cost-effective solutions to environmental issues. As an advance payment for his service as a director and officer of the Company in 2010, 500,000 common shares of the Company were issued to Mr. Chu (at a deemed price of $0.0003 per share).

On June 4, 2010, after the Company entered into the material agreements discussed in item 1.01 of this current report, Mr. Chu resigned as an officer and director of the Company. On that day, and further to Mr. Chu’s resignations, Luc Duchesne and Robert Cormier were elected as

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officers and directors of the Company. As discussed under item 1.01 of this current report, Mr. Duchesne has been appointed the Chief Executive Officer, President and Treasurer/Chief Financial Officer of the Company, and Mr. Cormier has been appointed the Chief Operating Officer and Secretary of the Company. As an advance payment for their services as directors and officers of the Company in 2010, 2,000,000 common shares of the Company were issued to each of Mr. Cormier and Mr. Duchesne (at a deemed price of $0.0003 per share).

On June 4, 2010, Benjamin Ward, was also elected as a director of the Company. Mr. Ward joins Mr. Duchesne and Mr. Cormier on the board of directors. As an advance payment for his service as a director and officer of the Company in 2010, 2,000,000 common shares of the Company were issued to Mr. Ward (at a deemed price of $0.0003 per share).

Please refer to “Directors and Executive Officers” under item 5.01 of this current report for information regarding the qualifications and experience of Mr. Cormier, Mr. Duchesne and Mr. Ward. In addition, please refer to item 1.01 of this current report, as well as to the discussion under “Executive Compensation” under item 5.01 of this current report, for details regarding the Consulting Agreements we entered into with Mr. Cormier and Mr. Duchesne, and the compensation paid to them and to Mr. Ward for their service as directors and officers of the Company.

None of the director resignations disclosed on this current report arose because of a disagreement with the Company or a removal of a director.

There are no family relationships between any of the individuals serving as directors or officers of the Company.

As discussed under item 1.01 and item 5.06 of this current report, we entered into license agreements with companies owned and/or controlled by Mr. Cormier and Mr. Duchesne, and we also entered into consulting agreements with these individuals. Further information about those agreements is provided under items 1.01 and 5.06.

Item 5.03 – Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On June 4, 2010, the Company amended its Articles of Incorporation and changed its name from “ABC Acquisition Corp. 1501” to “Bio-Carbon Systems International Inc.” In addition, a Certificate of Designation was filed with the Secretary of State for Nevada on June 4, 2010 designating 240,000 of our preferred shares as Class A Preferred Shares, the terms and conditions of which are described in greater detail in this current report under “Description of Registrant’s Securities to be Registered” in item 5.01.

Item 5.06 – Change in Shell Company Status

Until June 4, 2010, we were considered to be a "blank check" company. The SEC defines those companies as "any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies." Under SEC Rule 12b-2 under the Exchange Act, until June 4, 2010 we also qualified as a “shell company,” because we had no or nominal

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assets (other than cash) and no or nominal operations. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions.

As discussed in items 1.01 and 5.01 of this current report, on June 4, 2010, the Company was granted a license to certain intellectual property that it plans to use to provide services and capitalize on opportunities relating to carbon trading, carbon sequestration, and other greenhouse gas emission control, offset and reduction programs. With the increasing importance of such programs, whether participation in them by businesses is voluntary or as a result of mandatory government regulations, we believe there are opportunities for property owners and holders of timber harvesting rights to monetize the value of forested lands and other parcels of property in carbon sequestration, carbon offset and other carbon credit programs. Having obtained these licenses and considering the Company’s plan for the development of its business using the licensed technology, on June 4, 2010 the Company ceased being a blank check company and a shell company.

The Company plans to use the intellectual property and technology licensed from Cormier Enterprises and GSN to conduct airborne and other surveys of forested lands in areas that are difficult to access. Those surveys would be conducted in a statistically verifiable process designed for use in carbon trading programs to assess the value (and potential value) of the surveyed lands as carbon sequestration land parcels in carbon trading, carbon sequestration, and other greenhouse gas emission control, offset and reduction programs. We may also improve the intellectual property, expand the Company’s services into complementary areas and pursue other business opportunities in carbon credit and trading and other areas that are brought to the attention of the Company. In addition, the Company may seek to use the intellectual property licensed from Cormier Enterprises and GSN (and improved upon by the Company) to pursue opportunities relating to the bio-diversity of lands that it surveys.

Item 5.07 – Submission of Matters to a Vote of Security Holders.

The following matters were submitted for approval to the shareholders of the Company on June 4, 2010, and the shareholders approved each of these matters as presented to them by signing unanimous written consents:

1.	Election of Henry C. Chu as a director;
2.	Election of Luc Duchesne and Robert Cormier as directors;
3.	Change of name of the Company from ABC Acquisition Corp. 1501 to Bio-Carbon Systems International Inc. and subsequent amendment of the Articles of Incorporation; and
4.	Election of Benjamin Ward as a director (following the resignation of Henry Chu).

No other matters were submitted to the shareholders of the Company for their approval when the above matters were presented to the shareholders.

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EXHIBITS

Exhibit No.

Description

3.01	Certificate of Designation*
3.02	Certificate of Amendment*
10.01	Form of License Agreement dated June 4, 2010 between the Company and GSN Dreamworks, Inc.
10.02	Form of License Agreement dated June 4, 2010 between the Company and R&B Cormier Enterprises Inc.
10.03	Form of Consulting Agreement dated June 4, 2010 between the Company and Luc Duchesne
10.04	Form of Consulting Agreement dated June 4, 2010 between the Company and Robert Cormier
16.01	Letter of UHY LLP dated June 4, 2010*

*Included in previously filed reporting documents

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: ~~November 17, 2010~~July 22, 2011

~~ABC ACQUISITION CORP. 1501~~JOSHUA
GOLD RESOURCES INC.

By:	/s/ Luc Duchesne
~~Luc Duchesne~~Benjamin Ward

Benjamin Ward
President ~~&~~, CEO, CFO and Director

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A
(Amendment No. 1)

CURRENT REPORT
Pursuant to Section 13 or 15 (d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 23, 2010; (Date of earliest event reported: December22, 2010)

Joshua Gold Resources Inc.

(f/k/a Bio-Carbon Systems International Inc.)

(Exact name of Company as specified in its charter)

Nevada	000-53809	27-0531073
(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification
incorporation)		Number)

72 Birch Street East, Chapleau, ON		P0	M 1K0
(Address of Principal Executive Offices)		(Zip code)

Company’s telephone number, including area code: ~~[number]~~705-864-1095

123 March Street, Suite 202, Sault Ste Marie, Ontario, Canada, P6A 2Z5

(Former Name and Former Address, if Changed Since Last Report)

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the Company under any of the following provisions:

Written communications pursuant to Rule 425 under the Securities Act Soliciting material pursuant to Rule 14a-12 under the Exchange Act Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

{00205187. }

FORWARD LOOKING STATEMENTS

There are statements in this current report that are not historical facts. These "forward-looking statements" can be identified by use of terminology such as "believe," "hope," "may," "anticipate," "should," "intend," "plan," "will,”, “would”, "expect," "estimate," "project," "positioned," "strategy" and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control. For a discussion of these risks, you should read this entire current report carefully, especially the risks discussed under Risk Factors." Although management believes that the assumptions underlying the forward looking statements included in this current report are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. In the light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this current report will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

Item 1.01 Entry into a Material Definitive Agreement

On December 23, 2010, Joshua Gold Resources Inc. (formerly Bio-Carbon Systems International Inc.) (the “Company”, “we” or “us”) entered into a mineral property acquisition agreement (the “Acquisition Agreement”) with 2214098 Ontario Ltd. (“2214098”), an Ontario corporation, pursuant to which 2214098 has agreed to sell to the Company the property located 195 kilometers north-northwest of the City of Yellowknife, N.W.T, on the west shore of Damoti Lake in the Indin Lake Greenstone Belt and known as a claim BR2 (the “Joshua Lake Property”). The claim covers an area of 1549.5 acres. Under the Acquisition Agreement, the Company will acquire the Joshua Lake Property in consideration for the following payments.

(1) the Corporation paying CDN$100,000 to be paid by the Corporation to 2214098 as follows:

a. b. c.	$25,000 on or before April 30, 2011; $10,000 on or before each of September 30th, 2011, 2012, 2013, 2014; and $35,000 on or before September 30th, 2015;

(2) the Corporation paying 1,000,000 common shares in the capital of the Corporation (the “Shares”) to 2214098, and deliver the Shares to 2214098 on or before March 30th, 2011; (3) upon and following the commencement of commercial production, the Corporation shall pay a 2% royalty to John Rapski, and a 1% royalty to 2214098 of net smelter returns on the terms and conditions as set out in the Acquisition Agreement.

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Having determined to re-orient the business of the Company (as described in greater detail in item 1.02 of this current report on Form 8-K, management of the Company determined to seek out other business opportunities. The Acquisition Agreement was signed as a result of that effort, as management believes that the Joshua Lake Property could potentially host gold deposits and has determined that the Company should devote efforts and resources to conducting mineral exploration on this property.

The Joshua Lake Property is located on the western shore of Damoti lake, 195 kilometers north-northwest of Yellowknife, Northwest Territories, Canada, in the Indin Lake greenstone belt. The Indin Lake greenstone belt and surrounding supracrustal rocks are host to a number of significant gold occurrences including the Damoti Lake (NI 43-101 compliant measured and inferred resource of 40,600 tonnes grading 26.17 g/t Au [2005]), North Inca (81 000 tons grading 12.3 g/ton Au), Diversified (65,200 tonnes grading 12.3 g/t Au), and past producer Colomac Mine (418 000 tr. ounces of Au at 0.047 tr. oz/ton between 1990-1991). None of these reserves is located on the Joshua Lake Property.

The Joshua Lake Property has been explored since 1946. Through a total of 46 diamond drill holes (1,945 m), 13 trenches and surface prospecting and related sampling, two main zones and -namely the Pond zone and the Chuck vein – and many subordinate gold occurrences in mafic and felsic volcanic rocks have been defined. Shear-hosted lode gold mineralization on the property is associated with quartz-carbonate-pyrite-pyrrhotite host rock alteration in shear zones consistent with Archean orogenic lode gold mineralization hosted in volcanic rocks.

One of the defined areas of the Joshua Lake Property is referred to in exploration reports as the Pond zone. This zone occurs in a shear zone coincident with the contact of mafic-felsic volcanic rocks. Grab and chip samples collected in 1985 during a Noranda Exploration Canada program returned best grade grab sample assays of 91.2 g/t Au and 3.17g/t Au. One chip sample assayed 1.8 g/t Au over 0.6 meters.

Another of the defined areas of the Joshua Lake Property is referred to in exploration reports as the Chuck vein. This vein is a massive quartz vein in pervasively silicified and sheared mafic volcanic rocks that can be mapped discontinuously over 200 meters. A chip sample collected in 1985 assayed 0.87 g/t over 0.5 meters.

The Company has engaged Aurora Geosciences of Yellowknife, Northwest Territories, Canada for 43-101 to prepare a geological report on the Joshua Lake Property. This report is expected to completed on or about January 31, 2010. Following receipt of that report the Company will further assess the potential of the property and, if appropriate, outline an exploration program (including a budget and initial financing plan) in line with the geological report.

Item 1.02 Termination of a material Definitive Agreement

On June 4, 2010, the Company entered into license agreements with R&B Cormier Enterprises Inc. and GSN Dreamworks, Inc. (the “License Agreements”), pursuant to which the Company was granted an exclusive, non-transferable and irrevocable right to develop and commercialize certain intellectual property for use in conducting airborne and other surveys of forested lands in

3

the context of evaluating the potential value of such land from the perspective of carbon storage, sequestration and trading opportunities.

To facilitate the use of the License Agreements, the Company entered into consulting agreements with Luc C. Duchesne and Robert G. Cormier (the “Consulting Agreements”), pursuant to which Mr. Duchesne and Mr. Cormier had to provide the Company with management and advisory services with respect to the intellectual property licensed to the Company under those licenses. Further to those agreements, Luc Duchesne had been appointed the Chief Executive Officer, President and Treasurer/Chief Financial Officer of the Company, and Mr. Cormier had been appointed the Chief Operating Officer and Secretary of the Company. These Consulting Agreements had a term of 3 years.

However, the North American regulatory and economic framework necessary to allow for carbon storage, sequestration and trading opportunities to be and remain economically viable in the near-term is increasingly uncertain. Therefore, the Company has determined that conditions are not in place for the successful exploitation of the technology covered by the License Agreements. Accordingly, the Company has determined not to pursue that business, and the Company elected to terminate the License Agreements and the Consulting Agreements as of December 23, 2010. The termination has not given rise to any penalties against the Company, as the termination was concluded through a mutually agreement of separation.

Item 2.01 Completion of Acquisition or Disposition of Assets.

The disclosure required by this item is included in Item 1.01 hereof and is incorporated herein by reference.

Item 5.01

Change of Control of Company

On December 23, 2010, in consideration for the payment of CAD$39.25 and pursuant to the agreement of separation referred to in item 1.02 of this current report (the “Separation Agreement”), Luc Duchesne transferred to Missanaibi Headwaters Incorporated, in a private agreement, a total of 39,250,000 common shares of the Company that were held by him. Missanaibi Headwaters Incorporated is a company controlled by the spouse of Ryan Bignucolo, one of the Company’s new directors and officers.

On December 23, 2010, in consideration for the payment of CAD$10.00 and pursuant to the Separation Agreement, in a private agreement GSN Dreamworks Inc. (a company controlled by Luc Duchesne, a former director and officer of the Company), transferred to Northern Haul Corporation a total of 10,000,000 common shares of the Company that were held by GSN.

On December 23, 2010, in consideration for the payment of CAD$8.75 and pursuant to the Separation Agreement, in a private agreement GSN Dreamworks Inc. (a company controlled by Luc Duchesne, a former director and officer of the Company) transferred to Ryan Bignucolo a total of 8,750,00 common shares of the Company that were held by held GSN.

On December 23, 2010, in consideration for the payment of CAD$39.25 and pursuant to the Separation Agreement, Robert Cormier, a former director and officer of the Company transferred to Friggi N.A. Inc. (a company controlled by Benedetto Fuschino, a current and former director

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4

and officer of the Company) a total of 39,250,000 common shares of the Company that were held by him.

On December 23, 2010, in consideration for the payment of CAD$12.75 and pursuant to the Separation Agreement, R&B Cormier Enterprises Inc. (a company controlled by a former director and officer of the Company) transferred to Benedetto Fuschino a total of 12,750,000 common shares of the Company that were held by that company. Mr. Fuschino is a former and current director and officer of the Company.

On December 23, 2010, in consideration for the payment of CAD$6.00 and pursuant to the Separation Agreement, R&B Cormier Enterprises Inc. transferred to Benjamin Ward, a current director and officer of the Company, a total of 6,000,000 common shares of the Company that are currently held by R&B Cormier Enterprises Inc. Mr. Ward is a director and officer of the Company.

Upon closing of the above share transfers, there arose a change of control of the Company, as each of Mr. Duchesne and Mr. Cormier previously directly and indirectly controlled 22.73% of the voting shares of the Company. Ryan Bignucolo, now controls and or is deemed to control 21.87% of the voting shares of the Company directly and indirectly through the voting shares held by Missanaibi Headwaters Incorporated and Northern Haul Corporation. Benedetto Fuschino, now holds 19.61% of voting shares of the Company directly and through indirect holding of Friggi N.A. Inc. (a company controlled by Mr. Fuschino).

Item 5.02	Departure of Directors or Certain Officers; Election of Directors;
Appointment of Certain Officers; Compensatory Arrangements of Certain
Officers

On December 23, 2010, pursuant to the Separation Agreement Luc C. Duchesne resigned as the director and officer of the Company. Mr. Duchesne held the offices of the president, chief executive officer, treasurer and chief financial officer. On December 23, 2010, also pursuant to the Separation Agreement Robert G. Cormier resigned as the director and officer of the Company. Mr. Cormier held the offices of the chief operating officer and secretary. Messrs. Duchesne and Cormier resigned in connection with the Company’s determination to cease pursuing, as the Company’s principal business, business opportunities relating to carbon storage, sequestration and trading opportunities. For further details regarding this change in the Company’s business orientation, please see items 1.01 and 1.02 of this current report. On the same date, Benedetto Fuschino was elected a director of the Company, Ryan Bignucolo was elected as a director and appointed as the Company’s President and Secretary, and Benjamin Ward (who was already a director of the Company) was appointed the Chief Financial Officer and Secretary of the Company.

Mr. Fuschino (age ~~48~~50) is the past President and CEO of both Michigan Gold Mining Ventures and Sarissa Resources, Inc. from November 15, 2005 to November 30, 2007. From June 1, 2010 to June 3, 2010, Mr. Fuschino served as the President, Chief Financial Officer, Secretary and sole director of the Company.

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Since ~~June 2~~April 1, 2010, Mr. Fuschino has served as President of Friggi N.A. Inc., a machine tool import company. Some accomplishments to his credit include designing, structuring and implementing sales and marketing tactics for Friggi N.A. Inc. within his large territory~~, negotiating~~. From September 2005 to April 2010, Mr. Fuschino was North American Sales Manager for Friggi Srl based in Milan, Italy. During his tenure with Friggi Srl, Mr. Fuschino formulated the business plan to introduce the Italian products to North America, set up a distribution network, and managed and maintained network and customer relations. Friggi Srl merged with a larger company in early 2010 and Mr. Fuschino opted to negotiate exclusive distribution rights for the Friggi products for North America rather than choosing to remain and employee. Thus the change to Friggi N.A. Inc., where Mr. Fuschino is the president and exclusive importer.

While European Sales Manager at Hyd-Mech Group Ltd.(from 1995 – 2005) he negotiated a joint venture with a European company for equity investment and increased product breadth, and negotiating exclusive rights for new products targeting the North American market. Additionally, during his career (from 1984 to 1991), Mr. Fuschino held the position of Manager Retail Banking at the Royal Bank of Canada in which he supervised a staff of 20 employees.

Previously (from 1991 to 1995), Mr. Fuschino was also the President of Herakles Holdings, Inc. where he focused on management consulting. While at Herakles Holdings, Inc., Mr. Fuschino prepared business plans and company assessments, provided financial consulting to individuals and corporations, and organized and coordinated management presentation workshops. Mr. Fuschino studied business, political science and economics at the University of Western Ontario, as well as marketing and communications at the University of Windsor. Currently, he is continuing his studies of philosophy and psychology at the University of Western Ontario. Mr. Fuschino is fluent in 4 languages. As indicated, he rejoined the Company’s Board of Directors on December 23, 2010.

Benedetto Fuschino was selected as a director of the corporation based on his specific experience within the mining sector as the President and CEO of Michigan Gold Mining Ventures and Sarissa Resources Inc., respectively. Mr. Fuschino also brings a background of expertise in financial analysis from both an educational background and business experience as the Manager of Retail Banking at the Royal Bank of Canada (RBC), a major financial institution. Mr. Fuschino has a background in acquisition of assets and asset valuation. It was determined that Mr. Fuschino’s background within both the financial sector and the mining sector would add value to the governance function of Joshua Gold Resources Inc. in providing oversight to both financial transactions, and mineral property acquisition and valuation and strategic direction.

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Ryan Bignucolo (age 37), is the owner and President of Northern Haul Corporation, having served as President of this company since its formation in 1996. Northern Haul Corporation began operations with only one logging truck. Over the past 15 years, the company has grown, and it now offers a wide range of qualified services, employing over 60 people. Northern Haul Corporation is among the largest contractors in the area of Chapleau, Ontario. In addition to his responsibilities at Northern Haul Corporation, during the summer months Mr. Bignucolo also manages Racine Lake Campground with his wife. Mr. Bignucolo is active in his community, currently serving as the President of the Algoma-Manitoulin Provincial Liberal Association, the Chairman of the Chapleau District Advisory Committee to the Ontario Ministry of Natural Resources, and as Chairman of the Local Citizen’s Committee to the Superior Forest. Mr. Bignucolo has completed an accounting and business management program at Lambton College in Sarnia, Ontario, and has completed safety and mechanical courses. As indicated, he joined the Board of Directors on December 23, 2010, at which date he was also appointed the President and Secretary of the Company.

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Ryan Bignucolo was selected as a director of the corporation based on his specific experience and knowledge of the mining services business in a key target area of prospective mineral claim acquisition for future company investment. Namely, the northern part of the province of Ontario, Canada, and the territory of North West Territories, Canada. Mr. Bignucolo owns and operates a large construction firm, which develops roads and participates in mining construction and infrastructure development. Mr. Bignucolo’s sector specific knowledge and insight into feasibility of the development of mineral claims from an economic standpoint is an asset to the corporation. Mr. Bignucolo also has an extensive background in business development, which correlates directly to the current stage of the company, a development stage corporation. Mr. Bignucolo has undertaken studies in the areas of business and finance and provides oversight to operational aspects of the company.

Benjamin Ward (age 30), who has been a member of the Company’s Board of Directors since June 4~~.~~, 2010, was appointed the Chief Financial Officer and Secretary of the Company. Since July 2009, Mr. Ward’s primary occupation has been as the Executive Director of Kerr Street Community Services (“KSCS”), a community development organization that works from in Oakville, Ontario Canada. Mr. Ward is responsible for management of 55 staff and400 volunteers at KSCS to deliver tangible relief programs relating primarily to food security and educational initiatives. 5,200 people rely on the services of KSCS every month. Mr. Ward has extensive experience in international development, having served as the National Director of Economic Development for OMS International from May 2005 to July 2009. Through his work with that organization, Mr. Ward gained project implementation experience in over 40 countries. Mr. Ward served on the Advisory Board of Empower Global, a microfinance organization operating in Asia, Africa and the Caribbean, from September 2006 to July 2009. From 2006 to 2009, Mr. Ward served as a non-member advisory committee member of that organization. Mr. Ward holds a (H)BA, Postgraduate Certificate of Management and Master of Business Administration with a dual concentration of finance and operations from the Bradford University School of Management, England. ~~Mr.~~

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Benjamin Ward was ~~appointed~~selected as a director ~~because~~ of the corporation based on his ~~management experience, his prior work~~ experience in ~~geographic locations where~~ business ~~opportunities are present for the Company’s technology, and~~ development and work in the global environment. Mr. Ward has managed complex type 1 projects over the course of his career in challenging international environments. In addition to his ~~management training (which has, in particular, provided exposure~~practical experience, Mr. Ward has developed a professional business acumen, through education and experience with a Master of Business Administration with a dual concentration in the areas of operations and finance. Mr. Ward’s analytical capabilities and understanding of business development led to the decision to appoint Mr. Ward as Treasurer and CFO. Mr. Ward is responsible for annual audits, budgets and financial ~~reporting). As~~controls as the Executive Director of a ~~non-management board member,~~ large not for profit organization.

Mr. Benjamin Ward ~~anticipates that he will~~intends to devote ~~a few~~4 hours per ~~month~~week to ~~the affairs of~~ the Company~~, until the Company’s business becomes more active. However, he expects that additional time will be required during period where the Company’s quarterly and annual reports are being prepared (and where applicable, audited).~~ through June 30, 2011. Beginning on July 1, 2011, Mr. Ward intends to devote 20 hours per week and beginning on October 1, 2011, Mr. Ward intends to devote 40 hours per week to the Company.

Mr. Benedetto Fuschino intends to devote 4 hours per week to the Company, and Mr. Ryan Bignucolo intends to devote 2 hours per week to the Company.

The appointments effective December 23, 2010 of Mr. Fuschino and Mr. Bignucolo to the Company’s Board of Directors, and of Mr. Bignucolo and Mr. Ward as the Company’s officers (to replace Messrs. Duchesne and Cormier) were approved by Mr. Ward, in his capacity as sole remaining member of the Company’s Board of Directors at that time. There are no family relationships between any of the individuals serving as directors or officers of the Company. For the immediate future, the Company’s officers will not be paid any remuneration for their service, although the Board of Directors may determine to authorize the accrual of payments which would then be paid or otherwise satisfied in the future. The current members of the Board of Directors will serve for an indeterminate term, until the next meeting of the shareholders of the Company or until they resign (if sooner). Furthermore, there are no transactions involving the directors or officers requiring disclosure under item 404(a) of Regulation S-K.

Item 5.03 – Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The Company has filed articles of amendment with the State of Nevada to amended its Articles of Incorporation and changed its name from “Bio-Carbon Systems International Inc.” to “Joshua Gold Resources Inc.”. The Company has requested that this amendment be effective February 11, 2010.

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Item 5.07 – Submission of Matters to a Vote of Security Holders.

The following matters were submitted for approval to the shareholders of the Company on December 23, 2010, and holders of 155,000,000 common shares of the Company, comprising a majority of the outstanding common shares of the Company, approved such matters:

~~1~~	~~.~~	Change of name of the Company from “Bio-Carbon Systems International Inc.” to
“Joshua Gold Resources Inc.” and subsequent amendment of the Articles of
Incorporation”.

1	.	No other matters were submitted to the shareholders of the Company for their approval.	Formatted: Outline numbered + Level: 1 +
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* Included in our Form 8-K, as filed with the Securities and Exchange Commission on December 23, 2010 and incorporated herein by this reference.

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SIGNATURES

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Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: ~~December 23, 2010~~July 22, 2011

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JOSHUA GOLD RESOURCES INC.

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